FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of April 2005

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated: April 12, 2005

301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

April 11, 2005

TO:  US Securities Commission

Dear Sirs:

RE:  Annual General Meeting Materials

Attached are files of the following documents that the Company has filed with regulatory authorities in relation to its Annual Meeting and Annual Report including financial statements for the year ended November 30, 2004:

1.

Notice of Annual and Special Meeting including Information Circular

2.

Proxy

3.

2004 Annual Report including Financial Statements for the year ended November 30, 2004 and Management Discussion and Analysis

4.

Two - Form 52-109FT1 -  Certifications of Annual Filings During Transition Period

5.

Computershare Investor Services Inc. - Confirmation of mailing letter

Yours truly,

Per:   "Jeffrey P. Dahl"

Per:

"Larry D. McLean"

President

  Vice President, Operations

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SAMEX MINING CORP.

#301 32920 Ventura Avenue, Abbotsford, BC, V2S 6J3  TEL:  (604) 870-9920  FAX:  (604) 870-9930

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of shareholders of SAMEX MINING CORP. (the "Company"), will be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 5, 2005 at 2:30 in the afternoon, Abbotsford time, for the following purposes:

1.

To receive the Annual Report of the Directors to the Shareholders;

2.

To receive the Audited Financial Statements of the Company for the year ended November 30, 2004, and the Auditors' Report thereon;

3

To consider and if thought fit, to approve the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as auditors for the ensuing year, at a remuneration to be fixed by the Directors of the Company;

4.

To determine the number of Directors of the company at six (6);

5.

To elect Directors for the ensuing year;

6.

To consider and, if thought fit, pass an ordinary resolution to ratify, confirm and approve the Company's Stock Option Plan as described in the accompanying Information Circular delivered herewith;

7.

To consider and, if thought fit, to approve a special resolution authorizing alteration of the Company's Notice of Articles, as described in the accompanying Information Circular delivered herewith;

8.

to consider and, if thought fit, to approve a special resolution to replace the Company's current Articles with a new form of Articles which is compliant with the new Business Corporations Act (British Columbia), as described  in the accompanying Information Circular delivered herewith; and

9.

To transact such other business as may properly come before the Meeting.

Also accompanying this Notice of Meeting is a Supplemental Mailing List Return Card, an Information Circular, Proxy, and an Annual Report with audited Consolidated Financial Statements for the fiscal year ended November 30, 2004.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED PROXY FORM AND RETURN IT PROMPTLY TO THE COMPANY'S REGISTRAR AND TRANSFER AGENT IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT IN THE FORM OF PROXY AND INFORMATION CIRCULAR ACCOMPANYING THIS NOTICE.  THE PROXY WILL NOT BE USED AT THE MEETING OR ANY ADJOURNMENT(S) THEREOF UNLESS THE SAME IS DEPOSITED AT THE OFFICE OF THE REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPT., 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1, OR BY FAX: 1-866-249-7775 OR (416) 263-9524 AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE HOLDING OF THE MEETING.  THE ENCLOSED PROXY FORM IS SOLICITED BY MANAGEMENT AND YOU MAY AMEND IT, IF YOU SO DESIRE, BY STRIKING OUT THE NAMES LISTED THEREIN AND INSERTING IN THE SPACE PROVIDED THE NAME OF THE PERSON YOU WISH TO REPRESENT YOU AT THE MEETING.

IF A SHAREHOLDER RECEIVES MORE THAN ONE PROXY FORM BECAUSE SUCH SHAREHOLDER OWNS SHARES REGISTERED IN DIFFERENT NAMES OR ADDRESSES, EACH PROXY FORM SHOULD BE COMPLETED AND RETURNED.

DATED at Abbotsford, British Columbia this 14th day of March, 2005.

BY ORDER OF THE BOARD

"Jeffrey P. Dahl"

___________________________

JEFFREY P. DAHL, PRESIDENT

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detach for mailing

SAMEX MINING CORP.

SUPPLEMENTAL MAILING LIST - RETURN CARD

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject corporation may elect annually to receive interim financial statements of the corporation, if they so request.  If you wish to receive such mailings, please complete and return this form to:

SAMEX MINING CORP.

OR BY FAX TO: (604) 870-9930

#301- 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

I, the undersigned, certify that I am the owner of securities of SAMEX Mining Corp. and request that my name be placed on the company's Supplemental Mailing List in respect of its quarterly financial statements.

Name   (please print clearly)                                                          Date

Address

City                                              Province                                    Postal Code

Preferred Method of Communication: (check one) Email _____  or  Mail______

Email Address:

Signature                                                    Name & Title of Person Signing

 If Different From Above

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SAMEX MINING CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on May 5, 2005

INFORMATION CIRCULAR

(as at March 14, 2005, unless otherwise indicated)

1.

SOLICITATION OF PROXIES

This Information Circular is furnished to the common shareholders ("shareholders") by the Board of Directors of SAMEX MINING CORP. (the "Company") in connection with the solicitation of proxies to be voted at the Annual and Special Meeting of the shareholders to be held at the hour of 2:30 P.M. in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 5, 2005 and at any adjournment thereof, for the purposes set forth in the Notice of Meeting.

THE ENCLOSED PROXY IS SOLICITED BY AND ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.  THE PERSONS NAMED IN THE ENCLOSED PROXY FORM ARE DIRECTORS AND SENIOR OFFICERS OF THE COMPANY.  A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY FORM OR BY COMPLETING ANOTHER FORM OF PROXY.  To be used at this meeting, the completed Proxy Form should be deposited at the office of Computershare Trust Company Of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or by Fax: 1-866-249-7775 or (416) 263-9524 at least 48 hours (excluding Saturdays, Sundays and holidays) before the holding of the Annual and Special Meeting.  Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost.  The cost of solicitation by the Board of Directors will be borne by the Company.

2.

REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it either by (a) signing a proxy bearing a later date and depositing the same at the Company's registered office at 500 - 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2 by mail or delivery by fax: 604 687-0043 at least 48 hours (excluding Saturdays, Sundays and holidays) before the holding of the Annual and Special Meeting; or (b) attending the meeting in person, revoking any prior proxy in writing, and registering with the scrutineers as a shareholder personally present prior to commencement of the Meeting.

3.

EXERCISE OF DISCRETION BY PROXIES

A shareholder's instructions on his Proxy Form as to the exercise of voting rights will be followed in casting such shareholder's votes on any ballot that may be called for.  IN THE ABSENCE OF ANY INSTRUCTIONS, THE SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.

The enclosed Proxy Form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the meeting or any adjournment thereof.  At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the meeting other than the matters referred to in the Notice of Meeting.

4.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer of the Company, who has held the position at any time since the beginning of the last completed financial year of the Company, nor any proposed nominee of the management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the said Meeting (other than the election of directors or the appointment of auditor and any interest from the ownership of shares of the Company where the shareholder received no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company) save and except for the transactions referred to under the headings "Executive Compensation" and "Particulars of Other Matters to be Acted Upon" and as otherwise disclosed herein.

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5.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of 100,000,000 Common Shares (the "Common Shares") without par value and 50,000,000 Preferred Shares having Special Rights and Restrictions as set forth in the Articles of the Company, each common share carrying the right to one vote.  The share transfer books of the Company will not be closed, but the Board of Directors has fixed March 14, 2005 as the record date (the "Record Date") for the determination of shareholders entitled to notice of and to vote at the Annual and Special Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Annual and Special Meeting.  As of March 14, 2005, the Record Date, 65,373,165 Common Shares and none of the Preferred Shares were issued as fully paid and non-assessable.   A complete list of the shareholders entitled to vote at the Annual and Special Meeting will be open to examination by any shareholder for any purpose germane to the Annual and Special Meeting, during ordinary business hours for a period of 10 days prior to the Annual and Special Meeting, at the office of the Company at #301 32920 Ventura Avenue, Abbotsford, British Columbia.

To the knowledge of the directors or senior officers of the Company, no person beneficially owns, directly or indirectly or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the Company's issued and outstanding Common Shares, as at the date hereof, except as follows:

Name and Address	Number of Shares	Percentage of Issued Shares
CDS & CO, NCI Account 25 The Esplanade PO Box 1038, Station A Toronto, ON, M5W 1G5	53,999,070(1)	82.6%
CEDE & CO PO Box 20 Bowling Green Stn New York, NY 10274	7,643,967(1)	11.69%

 (1)These holders act as a depository for brokerage firms and other intermediaries.  Management of the Company is unaware of the beneficial owners of these shares.  The above information was supplied by the Company's transfer agent,  Computershare Investor Services Inc.

6.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE ANNUAL AND SPECIAL MEETING

Under the Company's Articles, the quorum for the transaction of business at the meeting consists of two (2) persons being or represented by proxy, shareholders holding at least 1/20 of the shares which may be voted at the meeting.  Under the Company's Articles and the Business Corporations Act (British Columbia) a majority of the votes cast at the meeting (in person or by proxy) is required in order to elect directors and to pass the ordinary resolutions referred to in the accompanying Notice of Meeting and a majority of not less than - of the votes cast at the meeting (in person or by proxy) are required in order to pass special resolutions.

7.

APPOINTMENT OF AUDITORS

On November 9, 2004, Steele & Co., Chartered Accountants of Vancouver, BC (the "Former Auditor"), resigned as auditor of the Company and Dale Matheson Carr-Hilton LaBonte, Chartered Accountants of Vancouver, BC (the "Successor Auditor") agreed to act as the Company's auditor effective November 9, 2004.  A copy of the Notice of Change of Auditor, letter from the Former Auditor and letter from the Successor Auditor are attached hereto (pages 13-16) and form part of this Information Circular.  The change of auditors was implemented at the request of the Former Auditor who advised the Company they were not prepared to continue to act, due to increased requirements applicable to the audit of financial statements filed with the US Securities and Exchange Commission.

The persons named in the enclosed Form of Proxy intend to vote for the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, #1300 - 1140 West Pender Street, Vancouver, BC, V6E 4G1, as auditors of the Company to hold office until the next Annual General Meeting of shareholders.

8.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six (6) directors and it is intended to determine the number of directors at six (6) and to elect six (6) directors for the ensuing year.

5

The persons named below are the nominees of management for election as directors.  Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act.  It is the intention of the persons named as proxyholders in the enclosed Form of Proxy to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors.  The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director, however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, PROXIES IN FAVOR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

The following table sets out the name of each of the persons proposed to be nominated for election as a director and the name of each of the persons whose term of office, if elected, shall continue after the meeting; all positions and offices in the Company presently held by him; his principal occupation at present and during the preceding five years; the period(s) during which he has served as a director; and the number of shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

Name, Municipality of Residence and Position with Company	Present and Principal Occupation During the Last Five Years	Date of Appointment as Director	Common Shares Beneficially Owned or Controlled Directly or Indirectly
Peter J. Dahl(*)(**) Abbotsford, BC Chairman and Director	Consultant; Director of SAMEX Mining Corp. from November 1995 to present; Chairman of SAMEX Mining Corp. from August, 2001 to present.	November 3, 1995	454,100
Jeffrey P. Dahl Abbotsford, BC President, Chief Executive Officer and Director	President; Director of SAMEX Mining Corp. from November 1995 to present; President of SAMEX Mining Corp. from August, 2001 to present; Chief Executive Officer of SAMEX Mining Corp. from May, 2003 to present.	November 3, 1995	350,000
Robert E. Kell Missoula, MT Vice President, Exploration and Director	Geologist, Vice President, Exploration; Vice President, Exploration of SAMEX Mining Corp. from November 1995 to present.	June 11, 1996	397,500
Larry D. McLean(*) Abbotsford, BC Vice President, Operations, Chief Financial Officer and Director	Vice President, Operations; Vice President, Operations and Director of SAMEX Mining Corp. from November 1995 to present; Chief Financial Officer of SAMEX Mining Corp. from May, 2003 to present.	November 3, 1995	355,525
Patricio G. Kyllmann(**) La Paz, Bolivia Director	Director, Hansa Ltda. (commercial, industrial firm) from August 2001 to present President of SAMEX Mining Corp. from November 1995 to August, 2001; Director of SAMEX Mining Corp. from November 1995 to present.	November 3, 1995	136,700
Allen D. Leschert(*)(**) West Vancouver, BC Director and Legal Counsel	Barrister and Solicitor; Leschert & Company Law Corporation Director of SAMEX Mining Corp. from November 1995 to present.	November 3, 1995	217,012

  NOTES:    (*)    Denotes member of Audit Committee

                 (**)   Denotes member of Compensation Committee

Unless otherwise stated above, each of the proposed nominees has held the principal occupation or employment indicated for at least five (5) years.  Unless otherwise stated each of the proposed nominees has served continually as director since the year he first became a director.

6

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by the Company's transfer agent.

9.

EXECUTIVE COMPENSATION

Interpretation

In this section:

"Chief Executive Officer" or "CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"Chief Financial Officer" or "CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

"Named Executive Officer" or "NEO" means:

a)

each CEO;

b)

each CFO:

c)

each of the Company's three most highly compensated executive officers, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

Summary Compensation Table

The compensation for the NEOs for the Company's most recently completed financial year is as set out below:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SAR's Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Comp- ensation ($)
Jeffrey P. Dahl President & CEO	2002 2003 2004	84,000 84,000 135,000	30,000 (2)7,000 nil	nil nil nil	(1)300,000 125,000 125,000	nil nil nil	nil nil nil	nil nil nil
Larry D. McLean Vice President, Operations & CFO	2002 2003 2004	75,000 75,000 87,000	nil (2)6,250 nil	nil nil nil	200,000 125,000 125,000	nil nil nil	nil nil nil	nil nil nil
Robert E. Kell Vice President, Exploration	2002 2003 2004	136,313 123,636 135,000	nil (2)9,516 nil	nil nil nil	200,000 125,000 125,000	nil nil nil	nil nil nil	nil nil nil
(1)	includes 100,000 incentive stock options granted as part of a bonus
(2)	paid in December, 2003, during the Company's 2004 fiscal year

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), and therefore did not make any awards pursuant to an LTIP which were paid or distributed to the NEO's during the most recently completed financial year.

Options and Stock Appreciation Rights ("SARs") Granted During the Most Recently Completed Financial Year

The following table sets forth the particulars of individual grants of options to purchase or acquire securities of the Company and any  SARs granted to the Named Executive Officers and directors of the Company during the fiscal year ended November 30, 2004.

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Name	Securities Under Options /SARs Granted in Financial Year	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Peter Dahl	100,000	6.77%	$1.10	$1.05	August 6, 2009
Jeffrey Dahl	125,000	8.47%	$1.10	$1.05	August 6, 2009
Robert Kell	125,000	8.47%	$1.10	$1.05	August 6, 2009
Larry McLean	125,000	8.47%	$1.10	$1.05	August 6, 2009
Allen Leschert	100,000	6.77%	$1.10	$1.05	August 6, 2009
Patricio Kyllmann	100,000	6.77%	$1.10	$1.05	August 6, 2009

Aggregated Options/SARs Exercised During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

None of the Named Executive Officers or directors held any SARs in respect of the Company's shares during the most recently completed financial year.

The following table provides detailed information regarding stock options exercised by the Named Executive Officers and directors during the financial year ended November 30, 2004, and stock options held by the Named Executive Officers and directors as at November 30, 2004:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at November 30, 2004		Value of Unexercised In-The-Money Options/SARs at November 30, 2004
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Peter Dahl	nil	nil	575,000	nil	220,000	nil
Jeffrey Dahl	nil	nil	800,000	nil	325,000	nil
Robert Kell	nil	nil	750,000	nil	290,000	nil
Larry McLean	nil	nil	750,000	nil	290,000	nil
Allen Leschert	nil	nil	550,000	nil	220,000	nil
Patricio Kyllmann	100,000 100,000	73,000 79,000	400,000	nil	125,000	nil

Option and SAR Repricings

The Company did not reduce the exercise price of any options or SARs held by Named Executive Officers during the most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a pension plan or other defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries do not have any employment contracts with any Named Executive Officers.

The Company and its subsidiaries do not have any compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the event of (a) a change of control of the Company or any subsidiary or (b) the resignation, retirement or other termination of employment of the Named Executive Officers or (c) a change in responsibilities for the Named Executive Officers following a change of control where the amount involved (including all periodic payments or instalments) exceeds $100,000.00.

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Composition of the Compensation Committee

A Compensation Committee ("the Committee") was formed November 16, 2003 to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company and such other persons as the Board of Directors may request from time to time.

The Committee is comprised of directors Allen Leschert, Patricio Kyllmann and Peter Dahl.  Mr. Dahl also serves as the Company Chairman, for which he does not receive any additional compensation.

Report on Executive Compensation

It is the policy of the Committee to compensate the Company's executive officers by cash payments and the granting of incentive stock options and, where considered appropriate, cash bonuses and other methods of compensation.  The incentive stock options are used to attract and retain qualified personnel, to motivate performance with incentive compensation.  Though the Committee has not established any specific compensation criteria directly related to corporate performance, the Committee's philosophy is to balance short and long term incentives in evaluating performance and determining actual incentive awards.  The Committee targets base salary levels by comparison with executive compensation disclosed by other public companies in the mineral resource industry of a similar size and circumstances to the Company, formal or informal surveys of compensation paid for comparable positions by other potential public and private employers, and other factors the Committee considers relevant, with adjustments to reflect factors pertaining to the Company as a whole such as the availability of financial resources and factors particular to the individual executive officer such as the timing and amount of any prior compensation increases and the composition thereof, changes in responsibility, the requirement for foreign travel and work assignments and the importance and relative scarcity of particular skills or expertise offered by the executive officer in light of the existing and anticipated future needs of the Company.  The base salaries are reviewed for market competitiveness and to reflect each executive officer's responsibilities, experience and individual performance.  The Company has not established any formal bonus program for executives, but does grant bonuses on a discretionary basis, having regard to the circumstances of the Company and the performance of the individual executive and other factors the Committee considers relevant.  At the beginning of the 2004 fiscal year, the Compensation Committee recommended to the Board of Directors, that a bonus be paid in December 2003 to Senior Officers of the Company who have also been employees of SAMEX since 1995.  It was resolved that in recognition of the continued efforts and long-term service of the Senior Officers/employees of the Company, the Company pay cash bonuses, on a one-time basis and in lieu of any Christmas or other bonus, equal to one month's salary for each of the individual Senior Officers as follows: Jeffrey Dahl, President - $7,000; Robert Kell, Vice President, Exploration - US$7,250; Larry McLean, Vice President, Operations - $6,250; Brenda McLean, Corporate Secretary - $4,375.

Directors' Compensation

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts.

Allen Leschert, a director of the Company, provides legal services to the Company through the law firm, Leschert & Company Law Corporation.  Leschert & Company Law Corporation charged the Company $33,386 for legal services during the fiscal year.

Directors are also eligible to receive incentive stock options to purchase common shares granted from time to time.  The directors have been granted and/or exercised the incentive stock options described above under the heading "Options and Stock Appreciation Rights".

10.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No debts are owed to the Company nor has the Company guaranteed or supported the indebtedness of any person who is or at any time during the most recently completed fiscal year was a director, senior officer, or proposed nominee for election as a director of the Company, or any associate or affiliate of any of the foregoing, except as set out herein.

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11.

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Company or any of its affiliates, no person now is or who has been a director or senior officer of the Company at any time since the beginning of the last financial year, or any proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had, since the commencement of the Company's last completed financial year, any material interest, direct or indirect, in any transactions or proposed transactions which in either case has or would materially affect the Company or any of its subsidiaries, save and except for the transactions referred to under the headings "Executive Compensation" and "Particulars of Other Matters to be Acted Upon" or otherwise disclosed herein or set forth below.

A director of the Company exercised a warrant on February 9, 2004 for the purchase of 40,000 shares at a price of $0.25/share.

A director of the Company exercised a warrant on February 19, 2004 for the purchase of 25,000 shares at a price of $0.40/share.

A director of the Company exercised a stock option on February 26, 2004 for the purchase of 100,000 shares at a price of $0.40/share.

A director of the Company exercised a warrant on March 31, 2004 for the purchase of 25,000 shares at a price of $0.40/share.

A director of the Company exercised a stock option on April 8, 2004 for the purchase of 100,000 shares at a price of $0.40/share.

On August 6, 2004, stock options were granted to directors and officers of the Company for the purchase of 715,000 shares at a price of $1.10 per share until expiry on August 6, 2009.

12.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in the Information Circular, no director or senior officer  of the Company named herein, no person who, to the knowledge of the Company, holds 10% or more of the votes, attached to securities of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which in either case has materially affected or will materially affect the Company.

13.

MANAGEMENT CONTRACTS

Management functions of the Company are not to any substantial degree performed by a person other than the directors or senior officers of the Company.

14.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)

Number of Directors

The shareholders of the Company will be asked to pass an ordinary resolution to determine the number of directors of the Company at six (6).  The management of the Company recommends to the shareholders that the resolution be passed.

(b)

Resolution to Approve Stock Option Plan

The Company currently grants incentive stock options pursuant to a "rolling" stock option plan (the "Plan") which provides for the grant of incentive options equal in the aggregate (including any previously granted incentive options) to not more than 10% of the Company's issued and outstanding shares from time to time at the discretion of the Directors, subject to the terms and conditions of the Plan.  In accordance with the policies of the TSX Venture Exchange, the Company is required to obtain approval of the Plan on an annual basis.  Shareholders will be asked to consider and, if thought appropriate, pass an ordinary resolution approving the Company's incentive stock option plan, substantially in the form of the Stock Option Plan attached hereto (pages 17-32).  All such options will be non-transferable and will be subject to all necessary regulatory approvals.  Management of the Company recommends to the shareholders that the foregoing resolution be passed.

10

(c)

Resolution to Approve the Change of Auditors

The shareholders of the Company will be asked to pass an ordinary resolution to appoint Dale Matheson Carr-Hilton LaBonte as auditors for the Company for the ensuing year, at a remuneration to be fixed by the directors of the Company.  Dale Matheson Carr-Hilton LaBonte were appointed by the Directors to fill the vacancy caused by the resignation of the Company's former auditors, Steele & Co. on or about November 9, 2004.

 (d)

Resolutions to Authorize Alteration of Notice of Articles and Articles

The Company was incorporated under the former Company Act (British Columbia) (the "Former Act") and issued and filed its existing Articles and former Memorandum of Incorporation under that legislation.  The Former Act was recently repealed and was replaced with the Business Corporations Act.  Because of this change, the Company was required to undertake certain transitionary steps set out under the Business Corporations Act, including filing a Transition Application, which, among other things, replaced its former Memorandum of Incorporation with new Notice of Articles and which adopted certain provisions under the Business Corporations Act known as the "Pre-existing Company Provisions".  This step was completed on or about February 11, 2005.  The Company is also required to amend its Articles to comply with the new legislation. This step has not yet been completed and is sought to be addressed by adoption of the proposed new Articles.  Also, as a result of these changes, it will be necessary to amend the form of Notice of Articles adopted as part of the Transition Application to reflect these changes.  Coincidentally with these changes, the Directors would like to propose a change in the Company's authorized share structure to remove any maximum number of shares which may be issued.  This change, which was not provided for under the Former Act, would avoid the need for any future changes to the Company's share structure which would have become necessary as additional shares and warrants are issued.

In light of the foregoing, the Directors are proposing two special resolutions to give effect to these changes.  The Directors recommend approval of both resolutions in the form set out below.

The shareholders will be asked to pass a special resolution authorizing an alteration to the Company's Notice of Articles, pursuant to section 257 of the Business Corporations Act to provide for:

1.

the alteration of the authorized share structure of the Company pursuant to section 54 of the Business Corporations Act by:

(a)

eliminating the maximum number of common shares without par value that the Company is authorized to issue, which is currently set at a maximum of 100,000,000 common shares of which 65,373,165 are issued and outstanding;

(b)

 eliminating the maximum number of preferred shares without par value that the Company is authorized to issue, which is currently set at a maximum of 50,000,000 preferred shares of which none are issued and outstanding;

2.

Removal of the application of the Pre-Existing Company Provisions pursuant to section 442.1(3) of the Business Corporations Act.

The text of the proposed resolution is set out as follows:

"Be it resolved, as a special resolution, that

1.  The Company be and is hereby authorized to alter the Company's Notice of Articles, pursuant to section 257 of the Business Corporations Act by:

(a)

altering the authorized share structure of the Company pursuant to section 54 of the Business Corporations Act to:

(i)

eliminate the maximum number of common shares without par value that the Company is authorized to issue;

(ii)

eliminate the maximum number of preferred shares without par value that the Company is authorized to issue;

(b)

removing reference therein to the application of the Pre-Existing Company Provisions pursuant to section 442.1(3) of the Business Corporations Act.

11

2.  The Directors be and are hereby authorized to amend the form of Notice of Articles to give effect to the foregoing changes and to file a Notice of Alteration with the Registrar of Companies on behalf of the Company.

3.  The Directors be and are hereby authorized to determine, in their discretion, when or if to give effect to these resolutions."

The shareholders will also be asked to pass a special resolution authorizing an alteration to the Company's Articles, pursuant to sections 259 and 438 of the Business Corporations Act to reflect a number of changes required due to the various structural differences between the old Company Act (British Columbia) and the new Business Corporations Act, among other things.

The text of the proposed resolution is set out as follows:

"Be it resolved, as a special resolution, that:

1.

Pursuant to sections 259 and 438 of the Business Corporations Act, the existing Articles of the Company be altered by deleting them in their entirety and by replacing them with new Articles in the form approved by the Directors and presented to the meeting.

2.

The Directors be and are hereby authorized to in their absolute discretion and to make such other changes to the form of Articles as they deem appropriate and as may be required by the Registrar of Companies or regulatory authorities.

3.

The Directors may, in their absolute discretion, elect not to implement the foregoing resolution.

4.

This resolution shall not take effect until the Company's Notice of Articles has been altered to reflect the foregoing alterations to the Articles.

 (e)

Other Matters

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Annual and Special Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The Company is a reporting issuer in Alberta due to its listing on the TSX Venture Exchange.  The following is required by the Securities Rules (Alberta):

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

15.

RESTRICTED SECURITIES

The Company does not currently have any outstanding restricted securities.

12

16.

ADDITIONAL INFORMATION

Additional information pertaining to the Company is filed publicly on the SEDAR system and is available for viewing by interested members of the public at www.sedar.com.  The Company's comparative financial statements and Management Discussion and Analysis also provide financial information pertaining to the Company for its most recently completed financial year which are available on SEDAR.  Shareholders may also request a copy, free of charge, by contacting the Company at #301-32920 Ventura Avenue, Abbotsford, British Columbia, V2S 6J3 (Attention:  Brenda McLean).

DATED as of the 14th day of March, 2005

BY ORDER OF THE BOARD

"Jeffrey P. Dahl"

______________________

JEFFREY P. DAHL

PRESIDENT

13

NOTICE OF CHANGE OF AUDITOR

INDEX

Notice of Change of Auditor (page 13)

Letter From Former Auditor  -  Steele & Co. (pages 14-15)

Letter From Successor Auditor  -  Dale Matheson Carr-Hilton LaBonte (page 16)

SAMEX MINING CORP.

NOTICE PURSUANT TO NATIONAL INSTRUMENT NI 51-102

NOTICE OF CHANGE OF AUDITORS

SAMEX MINING CORP. (the "Company") hereby gives notice of appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, of  #1300 - 1140 West Pender Street, Vancouver,  BC,  V6E 4G1, as the Company's auditor in the place and stead of its former auditor, Steele & Co., Chartered Accountants.

The change of auditor was effective as of November 9, 2004.

In accordance with National Instrument NI 51-102, the Company reports that:

a)

in accordance with a resolution passed by the Company's audit committee, Steele & Co., Chartered Accountants, was asked to resign as auditor in order to permit the appointment of Dale Matheson Carr Hilton LaBonte;

b)

there were no reservations in the reports of Steele & Co., Chartered Accountants contained in the reports on the annual financial statements of the Company for the fiscal year preceding the date of this Notice, and there has been no similar reservation contained in any auditor's reports or comments on any interim financial information for any subsequent period preceding the date of this Notice;

c)

there have been no Reportable Events which are described in National Instrument NI 51-102 as "an occurrence in the relationship between the reporting issuer and the former or successor auditor which may have been a contributing factor to the Resignation or Termination"; and

d)

the change of auditors and the distribution of this notice together with letters from the former and successor auditors confirming the information contained herein has been considered and approved by the Company's Audit Committee and the Board of Directors.

DATED effective as of 9th day of November, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

SAMEX MINING CORP.

"Jeffrey P. Dahl"

________________________________________

JEFFREY P. DAHL, PRESIDENT

14

    STEELE & CO.*

CHARTERED ACCOUNTANTS

*Representing incorporated professionals

SUITE 808

TELEPHONE:

(604) 687-8808

808 WEST HASTINGS STREET

TELEFAX:

(604) 687-2702

VANCOUVER, B.C., CANADA V6C 1C8

EMAIL:

email@steele-co.ca

November 9, 2004

B.C. Securities Commission

9th Floor - 701 West Georgia Street

Vancouver, B. C.

V6Y 1L2

and

Alberta Securities Commission

4th Floor - 300 5th Avenue S.W.

Calgary, Alberta

T2P 1L2

Dear Sirs:

Re:

Samex Mining Corp. (the "Company")

As required by National Instrument 51-102, we have reviewed the information contained in the Company's Notice of Change of Auditor dated November 9, 2004 and we do not disagree with the information contained in such notice.  Our understanding is that the notice will read as follows:

a.

"in accordance with a resolution passed by the Company's audit committee, Steele & Co., Chartered Accountants, was asked to resign as auditor in order to permit the appointment of Dale Matheson Carr-Hilton LaBonte;

b.

there were no reservations in the reports of Steele & Co., Chartered Accountants, contained in the reports on the annual financial statements of the Company for the fiscal year preceding the date of this Notice, and there has been no similar reservation contained in any auditor's report or comments on any interim financial information for any subsequent period preceding the date of this Notice;

c.

there have been no Reportable Events which are described in National Instrument N151-102 as "an occurrence in the relationship between the reporting issuer and the former or successor auditor which may have been a contributing factor to the Resignation or Termination"; and

d.

the change of auditors and the distribution of this notice together with letters from the former and successor auditors confirming the information contained herein has been considered and approved by the Company's Audit Committee and Board of Directors."

...2

15

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next general meeting of shareholders.

Yours truly,

"STEELE & CO."

CHARTERED ACCOUNTANTS

SCO/dka

cc:

Dale Matheson Carr-Hilton LaBonte

Chartered Accountants

#610 - 938 Howe Street

Vancouver, B. C.

V6Z 1N9

Samex Mining Corp.

#301 - 32920 Ventura Avenue

Abbotsford, B. C.

V2S 6J3

16

November 10, 2004

British Columbia Securities Commission

PO Box 10142, Pacific Centre

12th Floor, 701 West Georgia Street

Vancouver, BC

V7Y 1L2

Alberta Securities Commission

10025 Jasper Avenue, 20th Floor

Edmonton, Alberta

T5J 3Z5

Dear Sirs:

Re:

Samex Mining Corp.  (the "Company")

Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated November 9, 2004, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

Reginald J. LaBonte, C.A.

DALE, MATHESON, CARR-HILTON, LABONTE

Chartered Accountants

cc:

Steele & Co.

Chartered Accountants

#808 - West Hastings Street

Vancouver, B.C.  V6C 1C8

SAMEX Mining Corp.

#310 - 32920 Ventura Avenue

Abbotsford, B.C.  V2S 6J3

17

SAMEX MINING CORP.

STOCK OPTION PLAN

(Rolling Option Plan)

SECTION 1
GENERAL PROVISIONS

1.1

Interpretation

For purposes of this Plan, the following terms shall have the following meanings:

(a)

"Associate" has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance

Manual;

(b)

      "Board" means the Board of Directors of the Corporation;

(c)

"Business Day" means a day other than a Saturday, Sunday or any other day which is a statutory holiday in the Province of British Columbia;

(d)

      "Common Shares" means the Common Shares of the Corporation;

(e)

"Corporation" means Samex Mining Corp.;

(f)

"Consultant" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance

Manual;

(g)

"Consultant Company" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate

Finance Manual;

(h)

"Date of Grant" means the effective date an Option is granted under this Plan;

(i)

      "Disinterested Shareholder Approval" means approval by majority of votes cast by all shareholders at a shareholders meeting of the Corporation, with holders of non-voting and subordinate voting shares of the Corporation being given full voting rights, other than votes cast by the Participant, if an

      Insider, and any other Insiders to whom Options may be issued or existing Options amended under the Plan or any Associates of the Participant or such Insiders;

(j)

      "Directors" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance

       Manual;

(k)

"Discounted Market Price" has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V

Corporate Finance Manual;

18

(l)

      "Eligible Person" means an individual who is an Employee, Director, Management Company

      Employee or Consultant of the Corporation or a Subsidiary and who is not otherwise prevented from receiving the Option under the terms of the Policy, or a company, all of the shares of which are held by one or more such individuals;

(m)

      "Employee" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance

      Manual;

(n)

      "Insider" has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance

      Manual;

(o)

      "Investor Relations Activities" has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V

      Corporate Finance Manual;

(p)

      "Management Company Employee" has the meaning set out in section 1.2 of Policy 4.4 in the

      TSX-V Corporate Finance Manual;

(q)

"Market Price" has the meaning set forth in section 1.2 of Policy 1.1 of the TSX-V Corporate

Finance Manual;

(r)

       "Option" means an option to purchase Common Shares granted to an Optionee pursuant to the terms of the Plan;

(s)

       "Option Agreement" has the meaning set out in section 2.3(d) hereof;

(t)

       "Optionee" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance

        Manual;

(u)

"Participant" means Optionees to whom Options have been granted;

(v)

"Plan" means this Samex Mining Corp. Stock Option Plan;

(w)

      "Policy" means policy 4.4 in the TSX-V Corporate Finance Manual, being the TSX-V policy on incentive stock options;

(x)

"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(y)

"Subsidiary" means a company the majority of whose voting shares are held by the Corporation at the time of grant;

19

(z)

"Take-over Bid" means a bona fide third party offer to acquire a majority of the issued and outstanding Common Shares made to any person or company or group of persons or companies or an offer to exchange a majority of such Common Shares for the shares of another company pursuant to an amalgamation, merger or similar transaction;

(aa)

"Termination Date" means the date when a Participant ceases to be an Eligible Person for any reason whatsoever other than death;

(bb)

"Tier 1 Issuer" and "Tier 2 Issuer" have the meanings set forth in the policy 2.1 of the TSX-V

Corporate Finance Manual;

(cc)

"TSX-V" means the TSX Venture Exchange (otherwise known as the Canadian Venture Exchange

Inc.);

(dd)

"United States" means the United States of America, its territories and possessions, and any area subject to the jurisdiction of the United States; and

(ee)

"U.S. Person" means any citizen, national or resident of the United States or any corporation,

partnership or other entity organized in or under the laws of the United States or any political subdivision thereof or any estate or trust that is subject to United States federal income taxation regardless of source of income.

In this Plan, words imparting the singular number only shall include the plural and vice versa and words imparting the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.2

Purpose

The purpose of the Plan is to advance the interests of the Corporation by:

(a)

providing Eligible Persons with additional incentive;

(b)

encouraging stock ownership by such Eligible Persons;

(c)

increasing the proprietary interest of Eligible Persons in the success of the Corporation;

(d)

encouraging Eligible Persons to remain with the Corporation or its Subsidiaries; and

(e)

attracting new employees and officers.

20

1.3

Administration

(a)

The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors.  If a committee is appointed for this purpose, all references herein to the Board will be deemed to be references to the Committee.

(b)

Subject to the limitations of the Plan, the Board shall have the authority to:

(i)

grant options to purchase Common Shares to Eligible Persons;

(ii)

determine the terms, limitations, restrictions and conditions respecting such grants;

(iii)

interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(iv)

make all other determinations and take all other actions in connection with the implementation and administration of the Plan including without limitation for the purpose of ensuring compliance with Section 1.8 hereof as it may deem necessary or advisable.

The Board's guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

1.4

Shares Reserved

(a)

The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement (the "Reserve").  The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan shall be 5% (or, if the Corporation is a Tier 1 Issuer and has obtained Disinterested Shareholder Approval, such greater amount as may be so approved up to the maximum unallocated portion of the Reserve) of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement.

(b)

Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan.  No fractional shares shall be issued and the Board may determine the manner in which fractional share values shall be treated.

21

(c)

If there is a change in the outstanding Common Shares by reason of any stock dividend or split, recapitalization, amalgamation, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchanges, appropriate substitution or adjustment in:

(i)

the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

(ii)

the number and kind of shares subject to unexercised Options theretofore granted and in the option price of such shares;

provided however that no substitution or adjustment shall obligate the Corporation to issue or sell fractional shares.  If the Corporation is reorganized, amalgamated with another corporation, or consolidated, the Board shall make such provision for the protection of the rights of Participants as the Board in its discretion deems appropriate.

1.5

Limits with Respect to Insiders, Consultants and Investor Relations

(a)

The maximum number of Common Shares which may be reserved for issuance to Insiders under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to Insiders under any other Share Compensation Arrangement.

(b)

The maximum number of Common Shares which may be issued to Insiders under the Plan within a one year period shall be 10% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement over the preceding one year period.  The maximum number of Common Shares which may be issued to any one Insider and such Insiders' Associates under the Plan within a one year period shall, unless the Corporation is on the Date of Grant a Tier 1 Issuer and the Option is approved by Disinterested Shareholder Approval, be 5% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such Insider under any other Share Compensation Arrangement over the preceding one year period.

(c)

Any entitlement to acquire Common Shares granted pursuant to any Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

22

(d)

      Notwithstanding any other provision herein, the maximum number of Common Shares which may be reserved in a 12 month period for issuance to any one Consultant or persons employed in Investor Relations Activities shall not exceed 2% of the Corporation's issued and outstanding common shares at the Date of Grant and, if the Participant is a Consultant which provides services that include Investor Relations Activities, no more than 25% of the Common Shares under that Option shall vest in any three month period.

(e)

      The Board shall, from time to time, establish appropriate procedures to monitor the trading in the securities of the Corporation by all Participants performing Investor Relations Activities, including, without limitation, the establishment of a designated brokerage account through which the Participant will be required to conducts all trades in the securities of the Corporation or a requirement for such Participant to file insider trade reports with the Board, and any Option granted to a Participant engaged in Investor Relations Activities shall be granted on and subject to compliance with such procedures.

1.6

Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approvals.

1.7

Amendment and Terminating

(a)

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation and subject to any required approval.  No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remaining outstanding.

(b)

With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation to change the date or dates as of which an Option becomes exercisable, subject to any required approvals.

(c)

      If an Option is amended so as to result in a reduction in the exercise price of the Option and the Participant is an Insider of the Corporation at the time of a proposed amendment, such amendment shall be subject to and conditional upon receipt of Disinterested Shareholder Approval.

23

1.8

Compliance with Legislation

The Plan, the grant and the exercise of Options hereunder and the Corporation's obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange(s) on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required.  The Corporation shall not be obligated by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void.  In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are then listed for trading.  Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

1.9

Vesting Provisions

The Board of Directors may prescribe, at the time of grant of a particular Option, that such Option is subject to such vesting provisions as they may deem appropriate and as are in compliance with Policy and any of the other applicable rules and policies of the TSX-V, which provisions shall be set forth in that Participant's Option Agreement.

1.10

Hold Periods and Legends

(a)

Any Common Shares issuable upon exercise of an Option shall be subject to such hold period as may be applicable under the Securities Act (British Columbia) and any other applicable securities legislation ("Applicable Securities Legislation") and, where such hold period is applicable on the date of issuance of such Common Shares, shall, in addition to any legend required under Applicable Securities Legislation ("Statutory Legend"), be endorsed with a legend, as set out in this section 1.10 and such other legend as may be prescribed from time to time by legal counsel for the Corporation.

(b)

      Where the Corporation is a Tier 2 Issuer or where the Corporation is a Tier 1 Issuer and an Options is granted at a price based on the Discounted Market Price, any Common Shares issuable upon exercise of the Option shall be subject to a hold period of four months from the Date of Grant, plus any additional hold period under Applicable Securities Legislation, and the share certificates representing such Common Shares shall be affixed with the applicable Statutory Legend and the following additional legend:

24

"Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date which is the date following the fourth month after the Date of Grant]."

(c)

Where the Corporation is a Tier 1 Issuer and an Option is granted at a price based on the Market Price, any Common Shares issuable upon exercise of the Option shall be subject to the hold period prescribed under Applicable Securities Legislation, and the share certificates representing such Common Shares shall be affixed with the applicable Statutory Legend.

1.11

Effective Date

The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required and shall be subject to the approval of shareholders of the Corporation.  Any Options granted prior to such approvals and acceptances shall be conditional upon such approvals and acceptances being given and no such Options may be exercised unless such approval and acceptance is given.

SECTION 2

OPTIONS

2.1

Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Common Shares acquired upon the exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant's rights in respect of Common Shares acquired upon exercise of an Option may be forfeited.  An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2

Option Price

The Board shall establish the option price at the time each Option is granted, which shall in all cases be not less than the Discounted Market Price of the Common Shares covered by such Option at the date of the grant.

The option price shall be subject to adjustment in accordance with the provisions of Section 1.4(b) hereof.

25

2.3

Exercise of Option

(a)

Options granted must be exercised no later than 5 years, if a Tier 2 Issuer, or 10 years, if a Tier 1 Issuer, after the Date of Grant or such lesser period as the Board may determine upon the grant of the Option or as the regulations made pursuant to the Plan may require.

(b)

Options shall not be assignable or transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant's legal representative.

(c)

Except as otherwise determined by the Board,

(i)

if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will, subject to the provisions of Section 2.3(a) hereof, cease to be exercisable if the Corporation is a Tier 2 Issuer on the Date of Grant, 90 days, or, if the Corporation is a Tier 1 Issuer on the Date of Grant, such longer period as may be prescribed by the Board and stipulated in the Option, after the Termination Date.  Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to be exercisable by the Participant;

(ii)

notwithstanding subsection 2.3(c)(i), if a Participant who is engaged in Investor Relations Activities and he ceases to be employed for any reason whatsoever other than death, each Option held by such Participant will, subject to the provisions of Section 2.3(a) hereof, cease to be exercisable, if the Corporation is a Tier 2 Issuer on the Date of Grant, 30 days, or, if the Corporation is a Tier 1 Issuer on the Date of Grant, such longer period as may be prescribed by the Board and stipulated in the Option, after the Termination Date;

(iii)

if a Participant dies, the legal representative of the Participant may, subject to the provisions of Section 2.3(a) hereof, exercise the Participants Options within six months after the date of the Participant's death, but only to the extent the Options were by their terms exercisable on the date of death.

(d)

Each Option shall be confirmed by an option agreement (an "Option Agreement") substantially in the form attached hereto as Schedule "A" together with such amendments and variations as may be approved by the Board at the Date of Grant, executed by the Corporation and by the Participant.

26

(e)

The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

(f)

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary-Treasurer of the Corporation specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Common Shares to be purchased.  Certificates for such Common Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

(g)

Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligation to issue Common Shares to a Participant pursuant to an exercise of an Option shall be subject to:

(i)

completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(ii)

the admission of such Common Shares to listing on any stock exchange on which the Common Shares may then be listed; and

(iii)

the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to safeguard against the violation of the laws of any jurisdiction.

In connection with the foregoing, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Common Shares in compliance with applicable laws and for the admission to listing of such Shares on any stock exchange in which the Common Shares are then listed.

2.4

      U.S. Restrictions

The Options granted under this Plan may not be exercised within the United States except in accordance with such restrictions and requirements as the Corporation, on advice of its legal counsel, may specify from time to time.

27

SECTION 3

TAKE-OVER BIDS

3.1

Take-over Bids

If a Take-over Bid is made, then, notwithstanding Section 2, but subject to the other provisions of the Plan and subject to any required regulatory approvals, the following shall apply:

(a)

The Board may, in its sole and arbitrary discretion, give its express consent to the exercise of any Options which are outstanding at the time that such Take-over Bid was made regardless of whether such Options have vested in accordance with their terms.

(b)

If the Board has so expressly consented to the exercise of any Options outstanding at the time that such Take-over Bid was made, the Corporation shall, immediately after such consent has been given, give a notice in writing (a "Take-over Bid Notice") to each Participant then holding unexpired Options (whether vested or not) advising of the making of the Take-over Bid and such notice shall provide reasonable particulars of the Take-over Bid and shall specify that the Participant may, at any time during the period commencing on the date of the Take-over Bid Notice and ending on the date which is five days following the giving of the Take-over Bid Notice, exercise all or any portion of any such unexpired Options then held by the Participant.

(c)

If a Participant wishes to exercise any such Options, such exercise shall be made in accordance with Section 2.3 hereof; provided that, if necessary in order to permit such Participant to participate in the Take-over Bid, the Options so exercised shall be deemed to have been exercised and the issuance of the Common Shares issuable upon such exercise (such Common Shares being referred to in this Section 3.1(c) as the "Specified Shares") shall be deemed to have been issued, effective as of the first Business Day immediately prior to the date on which the Take-over Bid was made.

(d)

If, upon the expiry of the applicable Options exercise period specified in Section 3.1(b) above, the Take-over Bid is completed and a Participant did not, prior to the expiration of such exercise period, exercise the entire or any portion of the Option which such Participant could have exercised in accordance with the provisions of this Section 3.1, then, as of and from the expiry of such exercise period, the Participant shall cease to have any further right to exercise such Option, in whole or in part, and each such Option shall be deemed to have expired and shall be null and void.

(e)

If:

(i)

the Take-over Bid is not completed; or

28

(ii)

all of the Specified Shares tendered by the Participant pursuant to the Take-over Bid are not purchased by the offeror in respect thereof,

the Specified Shares or, in the case of clause (ii) above, the portion thereof that are not taken up and paid for by such offeror, shall be returned by the Participant to the Corporation and either cancelled or reinstated as authorized but unissued Common Shares, and the terms set forth herein shall again apply to the Option (or remaining portions thereof, as the case may be) pursuant to which the Specified Shares were purchased.

(f)

If any Specified Shares are returned to the Corporation pursuant to Section 3.1(e) above, the Corporation shall refund the applicable purchase price (without interest) to the Participant in respect of such Specified Shares.

(g)

In no event shall the Participant be entitled to sell or otherwise dispose of the Specified Shares otherwise than pursuant to the Take-over Bid.

SECTION 4

MISCELLANEOUS PROVISIONS

4.1

The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Common Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Common Shares in respect of which the Option is being exercised).

4.2

Nothing in the Plan or any Option shall confer upon a Participant any right to continue in the employ of the Corporation or any Subsidiary or affect in any way the right of the Corporation or any Subsidiary to terminate his employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of any Participant beyond the time which he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

4.3

        The acceptance and exercise of the Option and the sale of Common Shares issued pursuant to exercise of the Option may have consequences under federal, provincial and US or other foreign tax and securities laws which may vary depending on the individual circumstances of the Participant.  Accordingly, the Participant acknowledges that he has been advised to consult his own legal and tax advisor in connection with this Plan and his dealings with respect to the Option or the Corporation's Common Shares.

29

SCHEDULE "A"

SAMEX MINING CORP.

301 - 32920 Ventura Avenue

Abbotsford, BC, V2S 6J3

TO:

______________ , 200__

Re: Option Agreement

You have been designated as an Eligible Person under the SAMEX MINING CORP. Stock Option Plan, a copy of which is enclosed with this letter (the "Plan").  All capitalised terms in this Agreement defined in the Plan shall have the same meaning herein as therein.  Assuming that you become a Participant by signing this letter, the details of the Options which have been granted to you under the Plan are as follows:

(a)

Designated Number (the aggregate
number of Common Shares which you may
purchase under the Option):_____________

(b)

Option Price (price per Common Share):

$_____

(c)

Expiry Date:

___________ , 200__

(d)

Vesting Date and Designated Quantity
(the quantity of the Designated Number of
Common Shares which you may purchase each
year)

Vesting Date

Designated Quantity

Immediately after grant

All

(e)

Termination of Option

If you accept the Options and agree to participate in the Plan and be bound by and comply with the terms and conditions of the Plan which are hereby specifically incorporated by reference into this Agreement and the terms and conditions set out herein, please sign one copy of this letter and return it to _________________________ by _______________________________ .

By signing and returning this letter to SAMEX MINING CORP., you hereby covenant, represent, warrant and agree that:

30

(a)

you shall not, directly or indirectly in any manner whatsoever, sell, transfer, assign, mortgage, charge, pledge, grant a security interest in or otherwise dispose of or encumber all or any part of the Options granted to you by this Option Agreement;

(b)

you are an individual which is an Eligible Person with respect to the Corporation or a Subsidiary at the date hereof;

(c)

if you are a company, you have prepared, executed and delivered herewith a TSX-V Form 4F Certification and Undertaking, a copy of which is attached hereto, which is true and correct in every material respect, for further filing by the Corporation with the TSX-V in conjunction with its seeking TSX-V approval to the Option; and

(d)

if you are a U.S. Person, you have prepared, executed and delivered herewith a supplemental Acknowledgment and Agreement for US Optionees substantially in the form provided by the Corporation, which is true and correct in every material respect.

This Option Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

SAMEX MINING CORP.

By:

I have read the SAMEX MINING CORP. Stock Option Plan and agree to comply with, and agree that my participation is subject in all respect to, its terms and conditions:

SIGNED in the presence of:

                                                                                            SIGNATURE:                                                              (Signature of Witness)

                                                                                           NAME:

(Address of Witness)                                                          (Date)

31

SCHEDULE "B"

NOTICE AND AGREEMENT

OF EXERCISE OF OPTION (CASH TRANSACTION)

I, the undersigned, hereby exercise the Stock Option granted to me pursuant to an agreement dated as of                               between SAMEX MINING CORP. and myself (the "Stock Option Agreement") as to                          Common Shares of SAMEX MINING CORP. (collectively, the "Option Shares").

Enclosed is the full payment specified in the Stock Option Agreement.

I hereby agree to assist the Company in the filing of, and will timely file, all reports that I may be required to file under applicable securities laws.

The number of Option Shares specified above are to be issued in the following registration:

(Print Optionee's Name)                                               (Optionee's Signature)

(Date)                                                                           (Address)

32

SCHEDULE "C"

NOTICE AND AGREEMENT

OF EXERCISE OF OPTION (CASHLESS TRANSACTION)

I, the undersigned, hereby exercise the Stock Option granted to me pursuant to an agreement dated as of                               between SAMEX MINING CORP. and myself (the "Stock Option Agreement") as to                          Common Shares of SAMEX MINING CORP. (collectively, the "Option Shares").

Upon receipt of a cheque from my broker for full payment as specified in the Stock Option Agreement, I request the issuance of shares in my name and instruct the transfer agent to deliver the share certificate to my broker, at the address listed below, representing the common shares as soon as reasonably practical after receipt of the cash consideration:

Name:

_______________________________

Address:

_______________________________

_______________________________

_______________________________

Tel:

_______________________________

Fax:

_______________________________

I hereby agree to assist the Company in the filing of, and will timely file, all reports that I may be required to file under applicable securities laws.

(Print Optionee's Name)                                               (Optionee's Signature)

(Date)                                                                           (Address)

2004 ANNUAL REPORT

For The Year Ended

 November 30, 2004

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

S A M E X   M I N I N G   C O R P.

2004 ANNUAL REPORT

Quarterly Report FORM 51-901F

ISSUER DETAILS

For Quarter Ended:

November 30, 2004

Date of Report:

March 30, 2005

Name of Issuer:

SAMEX Mining Corp.

Issuer Address:

#301 - 32920 Ventura Ave.

Abbotsford, BC  V2S 6J3

Issuer Fax Number:

(604) 870-9930

Issuer Phone Number:

(604) 870-9920

Contact Person:

Jeffrey Dahl

Contact Position:

President

Contact Telephone Number:

1-800-828-1488

Email:

2samex@samex.com

Website:

www.samex.com

CERTIFICATE

The Three schedules required to complete this Annual Report are attached and the disclosure contained herein has been approved by the Board of Directors.  A copy of this Annual Report will be provided to any shareholder who requests it.

Director's Name: "Jeffrey P. Dahl" Date Signed: April 1, 2005 Director's Name: "Larry D. McLean" Date Signed: April 1, 2005

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

CORPORATE HIGHLIGHTS FOR 2004

8,617 Meters of Drilling and 10,800 Meters of Trenching Complete at Los Zorros Property, Chile

$2,136,270 Expended on Exploration and Mineral Interests During the Year

Los Zorros Property Landholdings Expanded to 78 Square Kilometers

$880,000 Raised by Private Placement of 800,000 Units @ $1.10/Unit

$604,954 Raised By Exercise of Warrants and Options

FOR DETAILS TURN TO:

 SCHEDULE A - FINANCIAL INFORMATION

SCHEDULE B - SUPPLEMENTARY INFORMATION

SCHEDULE C - MANAGEMENT DISCUSSION, ANALYSIS OF FINANCIAL STATEMENTS

MINERAL EXPLORATION PROPERTIES, NEWS RELEASES

SAMEX is exploring the mineral-rich Cordillera of Bolivia and Chile.  This prolific mining belt hosts some of the world's largest ore bodies.  Objective - Discover and develop precious metal deposits.

SAMEX MINERAL EXPLORATION PROPERTIES

EL DESIERTO - Bolivia Epithermal Gold-Silver Prospect
ESKAPA - Bolivia Epithermal Gold-Silver, Copper Prospects
LOS ZORROS - Chile Gold, Copper, Silver Prospects
SANTA ISABEL - Bolivia Zinc-Silver-Lead-Indium-Copper-Gold Targets
WALTER - Bolivia Vein/Intrusion Gold-Silver-Lead-Zinc-Copper-Bismuth
WARA WARA - Bolivia Sediment-Hosted Zinc-Silver-Lead-Copper Targets
YARETANI - Bolivia Shear & Sediment-Hosted Gold Targets

SAMEX trades in Canada on the TSX Venture Exchange - symbol: SXG

SAMEX is quoted in the United States on the NASD OTC Bulletin Board - symbol: SMXMF

See www.samex.com for news releases and additional information.

PRESIDENT'S LETTER TO THE SHAREHOLDERS

To Our Shareholders,

2004 has felt like a grueling, year-long triathlon.  Our planned 5,000 meter phase-one drill program at Los Zorros, Chile was increased to more than 8,600 meters of drilling and was completed just after our November 30th year end, only days before Christmas.  Many were the challenges during that effort, from contractor issues to logistics etc.  But the early indications are very encouraging from an exploration geology point of view, and that is most important.

Compiling and, more importantly, evaluating the drill results along with nearly eleven kilometers of trench sampling is now consuming our focus.  Finding and drilling mineralization at Los Zorros has not been a challenge; the district is laden with copper/gold/silver mineralizing influences.  The real challenge is in understanding the complicated chaotic processes that emplaced this mineralization and discovering the locations where, or if, it has been deposited in economic quantities within the 78-square-kilometer property.

In conjunction with SAMEX's own competent exploration team we have retained three renowned exploration consultants with a combined career experience between them of over 120 years.  And I love the comment that one of them gave me in response to my impatient prying; "Jeff the geology at Los Zorros is complex .... and that's a VERY GOOD thing, be patient!"

So I pass that admonition on to you the stakeholders, please be patient as the exploration team continues to mull over and over the positive and negative implications of what has been recovered during phase one and then goes on to design exploration phase two.  It may help some to better understand the exploration process if they knew the history of other large discoveries, like the world-class copper/gold deposit just north of us on trend.  After several years, and over 100 drill holes, they finally drilled the discovery hole, then realized that they had nicked the ore body in earlier drill holes, but did not recognize it at the time. Such is the nature of exploration.  If it was easy, gold and silver would not be precious and copper would not be +$1.40 per pound.

On the market side I'm sure the shareholders will share our frustration with the poor share price performance. Gold prices labored cautiously to new decade highs by December but the share prices of many in our sector weakened throughout this period as if investors believed that metals were making a bull market top.  The wall of worry was difficult to stand against.

We are of a different mindset, and believe that the biggest and best part of this commodity bull market is before us NOT behind us.  The market-price managers (I'm being kind), are still a major influence in gold and silver but we believe that circumstances will overwhelm them and the corresponding corrective action should be very rewarding for those investors who persevered.

The SAMEX team is optimistic about our current exploration efforts in Chile and Bolivia, and we're looking forward to an exciting and rewarding year ahead of pursuing "significant economic mineralization"!

Thank you for your continued support,

"Jeffrey P. Dahl"

President

March 30, 2005

GOLD AND SILVER ARE PRECIOUS

SCHEDULE A: FINANCIAL INFORMATION

AUDITORS' REPORT

To the Shareholders of Samex Mining Corp.

We have audited the consolidated balance sheet of Samex Mining Corp. (an exploration stage company) as at November 30, 2004 and the consolidated statements of operations and deficit, mineral interests and deferred exploration costs and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at November 30, 2003 and for the year then ended and for the cumulative period to November 30, 2003 were audited by other auditors who expressed an opinion without reservation in their report dated March 4, 2004.

"Dale Matheson Carr-Hilton LaBonte"

DALE MATHESON CARR-HILTON LABONTE

CHARTERED ACCOUNTANTS

Vancouver, B.C.

March 3, 2005

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS - (Expressed In Canadian Dollars)

	November 30, 2004	November 30, 2003
ASSETS

CURRENT
CASH AND CASH EQUIVALANTS (NOTE 3)	$2,175,308	$3,577,146
ADVANCES AND OTHER ASSETS	88,995

	2,264,303	3,577,146
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS (NOTE 4)	3,804,651	1,752,722
EQUIPMENT (NOTE 5)	112,591	64,187

	$6,181,545	$5,394,055

LIABILITIES

CURRENT
ACCOUNTS PAYABLE	$90,467	$31,968

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 7)
AUTHORIZED
100,000,000 COMMON SHARES WITHOUT PAR VALUE
50,000,000 PREFERRED SHARES

ISSUED
65,272,415 COMMON SHARES
(2003 - 62,671,848 COMMON SHARES)	21,752,018	20,267,064

CONTRIBUTED SURPLUS ARISING FROM STOCK-BASED COMPENSATION (NOTE 7)	1,486,316	408,400

DEFICIT	(17,147,256)	(15,313,377)

	6,091,078	5,362,087

	$6,181,545	$5,394,055

COMMITMENTS (NOTE 4)

APPROVED BY THE DIRECTORS

"Jeffrey P. Dahl"

"Larry D. McLean"

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT - (Expressed In Canadian Dollars)

	CUMULATIVE TO NOVEMBER 30,	YEAR ENDED NOVEMBER 30,

	2004	2004	2003	2002
GENERAL AND ADMINSTRATIVE EXPENSES

ACCOUNTING AND AUDIT	$157,471	$31,803	$535	$15,559
AMORTIZATION	123,767	20,552	11,508	5,875
BANK CHARGES & INTEREST (INCOME)	(61,502)	(25,920)	(23)	1,176
CAPITAL TAX	5,835	-	-	-
CONSULTING	120,249	2,000	3,292	10,668
FOREIGN EXCHANGE (GAIN) LOSS	(186,773)	(4,058)	10,227	1,552
INTEREST ON NOTES PAYABLE	137,580	-	18,550	18,833
LEGAL	600,810	83,833	65,640	28,573
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION	2,910,160	53,045	100,748	150,999
OFFICE, SUPPLIES, MISCELLANEOUS	850,227	99,205	53,871	47,375
PRINTING	141,975	7,562	7,742	5,739
REGULATORY FEES	197,834	28,414	36,977	11,289
SALARIES AND BENEFITS	2,618,198	369,818	231,605	239,467
SHARE TRANSFER AGENT	89,068	13,806	11,555	11,028
STOCK-BASED COMPENSATION (Note 7)	1,486,316	1,077,916	408,400	-
TRAVEL AND PROMOTION	574,364	45,659	52,787	22,479

NET LOSS FROM OPERATIONS	(9,765,579)	(1,803,635)	(1,013,414)	(570,612)

GAIN ON SALE OF MARKETABLE SECURITIES	8,827	-	-	-
GAIN ON SALE OF EQUIPMENT	1,052	1,052	-	-
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF (Note 4)	(7,391,556)	(31,296)	(14,600)	(16,184)

NET LOSS FOR THE YEAR	(17,147,256)	(1,833,879)	(1,028,014)	(586,796)

DEFICIT BEGINNING OF THE YEAR	-	(15,313,377)	(14,285,363)	(13,698,567)

DEFICIT END OF THE YEAR	$(17,147,256)	$(17,147,256)	$(15,313,377)	$(14,285,363)

NET LOSS PER COMMON SHARE		$(0.03)	$(0.02)	$(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	64,153,516	53,770,098	46,416,823

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

(Expressed In Canadian Dollars)

	YEAR ENDED NOVEMBER 30,

	2004	2003	2002
SUMMARY OF EXPENDITURES

EL DESIERTO - BOLIVIA	$6,402	$2,103	$5,681
ESKAPA - BOLIVIA	10,335	79,619	249,656
LOS ZORROS - CHILE	2,277,924	451,419	-
SANTA ISABEL - BOLIVIA	337	-	-
WARA WARA - BOLIVIA	18,477	5,589	5,761
WALTER - BOLIVIA	1,155	1,312	1,353
YARETANI - BOLIVIA	4,925	5,596	3,389
EXPLORATION ADVANCES / (RECOVERIES)	(236,330)	2,247	(42,126)
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION	53,045	100,748	150,999

	2,136,270	648,633	374,713
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION EXPENSED IN THE PERIOD	(53,045)	(100,748)	(150,999)

EXPENDITURES FOR THE YEAR	2,083,225	547,885	223,714

WRITTEN OFF DURING THE YEAR

EL DESIERTO - BOLIVIA	(6,402)	(2,103)	(5,681)
SANTA ISABEL - BOLIVIA	(337)	-	-
WARA WARA - BOLIVIA	(18,477)	(5,589)	(5,761)
WALTER - BOLIVIA	(1,155)	(1,312)	(1,353)
YARETANI - BOLIVIA	(4,925)	(5,596)	(3,389)

BALANCE BEGINNING OF THE YEAR	1,752,722	1,219,437	1,011,907

BALANCE END OF THE YEAR	$3,804,651	$1,752,722	$1,219,437

SUMMARY OF DEFERRED COSTS

BOLIVIA
EL DESIERTO	$1,000	$1,000	$1,000
ESKAPA	1,244,650	1,234,315	1,154,696
SANTA ISABEL	1,000	1,000	1,000
WALTER	1,000	1,000	1,000
WARA WARA	1,000	1,000	1,000
YARETANI	1,000	1,000	1,000
CHILE
LOS ZORROS	2,729,343	451,419	-

UNALLOCATED ADVANCES*	(174,342)	61,988	59,741

	$3,804,651	$1,752,722	$1,219,437

*Unallocated Advances: The fiscal year end of certain of the subsidiaries is different than that of the parent company.  Funds transferred from SAMEX Mining Corp. to the subsidiaries during this accounting stub period are recorded as Unallocated Advances. The amounts are allocated to the appropriate property/category in the following quarter based on the financial statements of the respective subsidiary.  Since the fiscal year end of the Chilean subsidiary is December 31st, the Company has recorded costs for the Los Zorros property to the end of December 31, 2004.  The funding for some of these costs was advanced by the Canadian parent company to the Chilean subsidiary subsequent to the parent company's fiscal year end of November 30, 2004.  These payments made from the parent to the Chilean subsidiary subsequent to November 30, 2004 will be recorded in the consolidated financial statements for the first quarter of fiscal 2005.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS (CONT'D)

(Expressed In Canadian Dollars)

DETAILS OF EXPENDITURES	YEAR ENDED NOVEMBER 30,

	2004	2003	2002
EL DESIERTO - BOLIVIA
PROPERTY CLAIMS	$6,402	$2,103	$5,681

ESKAPA - BOLIVIA
AMORTIZATION	$2,601	$2,733	$2,733
DRILLING AND SUB-CONTRACTS	-	907	35,088
FIELD SUPPLIES	-	-	13,974
FOOD AND LODGING	-	21,604	18,178
FUEL	-	-	315
GEOLOGY, MAPPING AND SURVEYS	-	46,044	109,847
LEGAL	-	283	823
PROPERTY CLAIMS	7,596	8,632	4,608
REPAIR AND MAINTENANCE	-	-	2,844
SITE ADMISISTRATION	138	-	416
TRAVEL	-	2,841	18,505
RECOVERY OF COSTS	-	(3,425)	(57,675)
RE-ACQUISITION OF INTEREST	-	-	100,000

	$10,335	$79,619	$249,656

LOS ZORROS - CHILE
DRILLING AND SUB-CONTRACTS	$1,430,481	$138,354	$-
FIELD SUPPLIES	26,838	17,194	-
FOOD AND LODGING	112,912	39,448	-
GEOLOGY, MAPPING AND SURVEYS	257,991	95,686	-
MINERAL INTEREST	87,230	123,905	-
VALUE ADDED TAXES	211,163	-	-
SITE ADMINISTRATION	79,625	11,418	-
TRAVEL	71,684	25,414	-

	$2,277,924	$451,419	$-

SANTA ISABEL - BOLIVIA
SITE ADMINISTRATION	$337	$-	$-

WARA WARA - BOLIVIA
FIELD SUPPLIES	$304	$-	$-
FOOD AND LODGING	140	-	-
GEOLOGY AND MAPPING	7,825	-	-
PROPERTY CLAIMS	6,410	5,589	5,761
TRAVEL	3,798	-	-

	$18,477	$5,589	$5,761

WALTER - BOLIVIA
PROPERTY CLAIMS	$1,155	$1,312	$1,353

YARENTANI - BOLIVIA
PROPERTY CLAIMS	$4,925	$5,596	$3,389

EXPLORATION ADVANCES / (RECOVERIES)	$(236,330)	$2,247	$(42,126)

EXPENDITURES FOR THE YEAR	$2,083,225	$547,885	$223,714

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW - (Expressed In Canadian Dollars)

	CUMULATIVE TO NOVEMBER 30,	YEAR ENDED NOVEMBER 30,

	2004	2004	2003	2002

CASH PROVIDED (USED) BY

OPERATING ACTIVITIES
NET LOSS FOR THE YEAR	$(17,147,256)	$(1,833,879)	$(1,028,014)	$(586,796)
ADD NON-CASH ITEMS
COMMON SHARES FOR SERVICES	29,300	-	-	-
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	7,391,556	31,296	14,600	16,184
AMORTIZATION	123,767	20,552	11,508	5,875
STOCK-BASED COMPENSATION	1,486,316	1,077,916	408,400	-

	(8,116,317)	(704,115)	(593,506)	(564,737)
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
ADVANCES AND OTHER RECEIVABLES	(88,995)	(88,995)	-	-
CURRENT LIABILITIES	427,555	58,499	(43,001)	(210,619)

	(7,777,757)	(734,611)	(636,507)	(775,356)

FINANCING ACTIVITIES
NOTES PAYABLE	300,000	-	(90,786)	(9,411)
COMMON SHARES - FOR CASH	21,010,630	1,484,954	4,674,600	1,046,430

	21,310,630	1,484,954	4,583,814	1,037,019

INVESTING ACTIVITIES
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS	(10,856,079)	(2,083,225)	(533,872)	(153,504)
EQUIPMENT	(501,486)	(68,956)	(36,470)	(19,013)

	(11,357,565)	(2,152,181)	(570,342)	(172,517)

CHANGE IN CASH FOR THE YEAR	2,175,308	(1,401,838)	3,376,965	(89,146)

CASH BEGINNING OF THE YEAR	-	3,577,146	200,181	111,035

CASH END OF THE YEAR	$2,175,308	$2,175,308	$3,577,146	$200,181

SUPPLEMENTAL INFORMATION
INTEREST PAID	$137,580	$-	$18,550	$18,833

INCOME TAXES PAID	$-	$-	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - November 30, 2004

1.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and its Canadian, Bahamian, Chilean and Bolivian subsidiaries. The financial statements are expressed in Canadian dollars. The fiscal year end of the Bolivian subsidiaries is September 30 and the fiscal year end of the Chilean subsidiary is December 31.  All significant intercompany balances and transactions are eliminated on consolidation.

COMPANY	LOCATION	OWNERSHIP
South American Mining & Exploration Corp.	Canada	100%
Samex International Ltd.	Bahamas	100%
Samex S.A.	Bolivia	98%
Minas Bolivex S.A. ("Bolivex")	Bolivia	98%
Empresa Minera Boliviana S.A. ("Emibol")	Bolivia	98%
Minera Samex Chile S.A.	Chile	99.9%

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and presented in Canadian Dollars.  Except as indicated in Note 10, they also comply, in all material respects, with generally accepted accounting principles in the United States.

2.

SIGNIFICANT ACCOUNTING POLICIES

a.

Going Concern Assumptions - These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at November 30, 2004 the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations.  The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the years ended November 30, 2004 and 2003, the Company reported net losses of $1,833,879 and $1,028,014 respectively and has incurred losses since inception totalling $17,147,256.

b.

Use of Estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

c.

Financial Instruments - The fair value of the Company's financial instruments included in current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.  The Company conducts business in Canada, Chile and Bolivia giving rise to significant exposure to market risks from changes in foreign currency rates.  There is financial risk to the Company's operations resulting from the fact that it does not use derivative instruments to reduce its exposure to foreign currency risk.

d.

Risk Management - The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of current operations, however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.  The Company is not exposed to significant credit concentration or interest rate risk.

e.

Mineral Property Interests and Values - The Company is engaged in the exploration of mineral resource properties and records its investment in mineral property interests at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  Costs incurred for acquisition, including where applicable, lease and option payments made on properties that are held under lease and option agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned, or management has determined that impairment in value has occurred.

In addition, the Company incurs certain value added taxes in connection with its Chilean exploration activities.  These costs are initially capitalized.  When the recoverability of these amounts has been established, the amount determined to be recoverable is recorded as a reduction of the carrying value of the related property.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant; and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or impaired.  Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method

f.

Translation of Foreign Currency - Balances denominated in foreign currencies are translated into Canadian dollar equivalents as follows:

i.

Monetary assets and liabilities at year end rates;

ii.

All other assets and liabilities at historical rates;

iii.

Revenue and expense transactions at the average rate of exchange prevailing during the year, except for amortization which is translated at historical rates.

Exchange gains or losses arising on these translations are charged to operations in the year in which incurred.

g.

Loss Per Share - The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options and other dilutive instruments are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the stock options and share purchase warrants have been excluded as they are anti-dilutive.

h.

Equipment - Equipment is recorded at cost.  The cost, less the salvage or residual value, is charged to operations or exploration activities over the useful life of the asset on a straight line basis at the following rates: Office equipment - over 4 to 10 years; Exploration equipment - over 4 to 8 years; Vehicles - over 5 years.

i.

Stock-Based Compensation Plans - The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company' common stock in accordance with the terms of its stock option plan.  Effective December 1, 2003 the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook, Section 3870, "Stock-based compensation and other stock-based payments", released in November 2003, whereby it will be expensing all stock-based compensation awards, made or altered on or after October 1, 2003, on a prospective basis.  The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

j.

Income Taxes - The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period.  Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet.  Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

k.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.  At November 30, 2004, cash and cash equivalents consisted of cash and term deposits held at banks.

3.

CASH AND CASH EQUIVALENTS

The Company maintains its cash balances in Canadian, U.S., and Chilean currencies.  The Canadian dollar equivalents of these balances are as follows:

	2004	2003

Canadian dollars	$2,058,147	$3,549,597
U.S. dollars
in Canada	11,696	1,012
in Bolivia	-	2,242
Chilean Pesos
in Chile	105,465	24,295

	$2,175,308	$3,577,146

4.

MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

a.

Bolivia - The Company has invested in various properties located in Bolivia.  The mineral interests have been acquired by entering into purchase and option agreements or by staking.  Ownership of some properties is held by a company controlled by a director.  Net smelter royalties (.6% to 3%), net profits interest (1.2%) or net cash flow royalties (5.5% to 16%) have been granted.  The Company re-acquired a 40% interest in the Eskapa Property from a third party for $50,000 (paid), 200,000 common shares issued at a deemed price of $.25 per share and a cash royalty of US$2,000,000 to be paid from production.  Also see details concerning "Santa Isabel Property" in Schedule C -"Mineral Exploration Properties".

b.

Chile - The Company has invested in various properties located in Chile.  The mineral interests have been acquired by entering into purchase and option agreements and staking.  During 2003 the Company acquired a mineral interest for US$50,000.  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the property.  The Company has an option to acquire additional mineral interests for consideration of US$230,000 (US$30,000 paid).  Option payments are due: October 31, 2004 - US$50,000 (paid); October 31, 2005 - US$50,000 and October 31, 2006 - US$100,000.  A 2% net smelter royalty has been retained by the vendor.

5.

EQUIPMENT

		ACCUMULATED	NET BOOK VALUE
	COST	AMORTIZATION	2004	2003

Office equipment	$ 115,572	$ 69,061	$ 46,511	$ 26,556
Exploration equipment	131,835	116,418	15,417	15,130
Vehicles	122,269	71,606	50,663	22,501

	$ 369,676	$ 257,085	$ 112,591	$ 64,187

6.

RELATED PARTY TRANSACTIONS

During the year, a director charged the Company $33,386 for legal services.  Employees who are also directors or officers of the Company were paid salaries totaling $403,823 in fiscal 2004, a $142,714 portion of which was capitalized as deferred exploration costs (salaries totaled $343,663 in 2003 of which $131,982 was capitalized).  In recognition of the continued efforts and long-term service of four senior officers/employees of the Company, bonuses, equal to one month's salary for each of the individual senior officers were paid amounting to $24,875 in aggregate.  Stock options were granted to directors and officers for the purchase of an aggregate of 715,000 shares at a price of $1.10 per share.

With the exception of the granting of stock options, these transactions were measured at the exchange amount agreed to by the related parties.

7.

SHARE CAPITAL

a. Issued	COMMON SHARES	CONSIDERATION

Balance November 30, 2002	48,823,181	$15,392,464

Private placements
@ $.25 per share	2,000,000	500,000
@ $.40 per share	859,000	343,600
@ $.70 per share	2,330,000	1,631,000
@ $1.00 per share	1,000,000	1,000,000
Incentive stock options exercised
@ $.20 per share	350,000	70,000
@ $.40 per share	35,000	14,000
Warrants exercised
@ $.10 per share	1,120,000	112,000
@ $.12 per share	1,100,000	132,000
@ $.15 per share	1,808,000	271,200
@ $.20 per share	4,000	800
@ $.25 per share	2,040,000	510,000
@ $.30 per share	50,000	15,000
@ $.40 per share	250,000	100,000
Issued for conversion of notes payable
@ $.30 per share (see note below)	666,667	200,000
Share issue costs
Cash	-	(25,000)
Common shares
@ $.25 per share	80,000	-
@ $.40 per share	10,000	-
@ $.70 per share	146,000	-

Balance November 30, 2003	62,671,848	20,267,064

Incentive stock options exercised
@ $.20 per share	255,000	51,000
@ $.40 per share	250,000	100,000
Warrants exercised
@ $.25 per share	156,000	39,000
@ $.30 per share	290,000	87,000
@ $.35 per share	666,667	233,334
@ $.40 per share	129,250	51,700
@ $.80 per share	53,650	42,920
Private Placement
@ $1.10 per share	800,000	880,000

Balance November 30, 2004	65,272,415	$21,752,018

Note - During 2003, notes payable of $200,000 were converted to 666,667 note units.  Each note unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.35 per share for a period of one year from the date of conversion.

b.

Preferred Shares

In addition to Common Shares, the Company's authorized share capital includes 50,000,000 preferred shares without par value, none of which are issued.  The Board of Directors is authorized, without further action by the shareholders, to issue Preferred Shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any.  The Preferred Shares as a class are entitled to priority over the Common Shares if our Board of Directors decides to pay any dividends, and, if we are dissolved, liquidated or wound up, the Preferred Shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of Preferred Shares, the holders of Preferred Shares as a class is not entitled to receive notice of, attend or vote at any meeting of our shareholders.  None of the Preferred Shares are allotted or issued as at this date.

c.

Share Issue Commitments

(i)

Incentive Stock Options

The Company has adopted a stock option plan for which options to acquire up to 10% of the common shares outstanding at the time of the grant may be granted to eligible optionees.  Generally, options granted have a maximum term of five years and the exercise price may not be less than the discounted market price, as prescribed by the policies of the TSX Venture exchange.

BALANCE NOV 30, 2002	GRANTED (EXERCISED)	BALANCE NOV 30, 2003	GRANTED (EXERCISED)	BALANCE NOV 30, 2004	EXERCISE PRICE	TERM TO

2,460,000	(35,000)	2,425,000	(250,000)	2,175,000	$.40	Apr 19, 2005
1,480,000	(350,000)	1,130,000	(180,000)	950,000	$.20	Mar 19, 2007
275,000	-	275,000	(75,000)	200,000	$.20	Sep 12, 2007
50,000	-	50,000	-	50,000	$.20	Nov 12, 2007
-	50,000	50,000	-	50,000	$.40	Aug 13, 2008
-	105,000	105,000	-	105,000	$.63	Oct 15, 2008
-	590,000	590,000	-	590,000	$1.00	Nov 17, 2008
-	-	-	330,000	330,000	$1.00	Feb 3, 2009
-	-	-	75,000	75,000	$1.00	May 4, 2009
-		-	1,070,000	1,070,000	$1.10	Aug 6, 2009

4,265,000	360,000	4,625,000	970,000	5,595,000

As at November 30, 2004, the weighted average remaining contractual life of the options is 2.4 years and the weighted average exercise price is $ 0.60.

(ii)

Share Purchase Warrants

BALANCE NOV 30, 2002	ISSUED (EXERCISED)	BALANCE NOV 30, 2003	ISSUED (EXERCISED)	BALANCE NOV 30, 2004	EXERCISE PRICE	TERM TO

1,808,000	(1,808,000)	-	-	-	$.15	Jan 30, 2003
1,120,000	(1,120,000)	-	-	-	$.10	Nov 1, 2003
1,100,000	(1,100,000)	-	-	-	$.12	Nov 15, 2003
2,200,000	(2,044,000)	156,000	(156,000)	-	$.25	Mar 5,2004
250,000	(250,000)	-	-	-	$.40	Jun 30, 2004
-	666,667	666,667	(666,667)	-	$.35	Sep 11,2004
-	1,390,000	1,390,000	(290,000)	1,100,000	$.30	Jun 11,2005
-	434,500	434,500	(129,250)	305,250	$.40	Sep 15, 2005
-	756,000	756,000	(2,800)	753,200	$.80	Nov 7, 2005
-	482,000	482,000	(50,850)	431,150	$.80	Nov 27, 2005
-	500,000	500,000	-	500,000	$1.05	Nov 28, 2005
-	-	-	400,000	400,000	$1.10	Aug 25, 2009

6,478,000	(2,092,833)	4,385,167	(895,567)	3,489,600

As at November 30, 2004, the weighted average remaining contractual life of the share purchase warrants is 1.2 years and the weighted average exercise price is $0.68.

d.

Stock-Based Compensation

For the years ended November 30, 2004 and 2003 the Company measured compensation costs using the fair value-based method for employee and non-employee stock options.  Compensation costs have been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model.  A compensation expense of $1,077,916 (2003 - $408,400) has been recorded in the statement of operations.

The following assumptions were used for the Black-Scholes valuation of three stock option grants during 2004:  Expected dividend yield - 0; Expected stock price volatility - 88%/96%/101%; Risk-free interest rate - 3.5%; Expected life of options - 5 years.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

8.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company derives income and incurs costs associated with assets in different geographic locations.  Segmented information on the Company's sole industry segment reported by geographic area is as follows:

At November 30, 2004	DOMESTIC	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$9,172	$11,380	$20,552
Foreign exchange	-	(4,058)	(4,058)
Mineral interests administration, investigation and evaluation	-	53,045	53,045
Salaries and benefits	369,818	-	369,818
Stock-based compensation	1,077,916	-	1,077,916
Administration and general	182,654	103,708	286,362

Net loss from operations	1,639,560	164,075	1,803,635
Mineral interests and deferred exploration costs written off	-	31,296	31,296
Gain on sale of equipment	-	(1,052)	(1,052)

Net loss for the year	$1,639,560	$194,319	$1,833,879

Expenditure for equipment and mineral interests	$21,455	$2,133,327	$2,154,782

Equipment and mineral interests	$27,012	$3,890,230	$3,917,242

Total assets	$2,096,855	$4,084,690	$6,181,545

At November 30, 2003

Operating expenses
Amortization	$6,805	$4,703	$11,508
Foreign exchange	-	10,227	10,227
Interest on notes payable	18,550	-	18,550
Mineral interests administration, investigation and evaluation	-	100,748	100,748
Salaries and benefits	231,605	-	231,605
Stock-based compensation	408,400	-	408,400
Administration and general	210,726	21,650	232,376

Net loss from operations	876,086	137,328	1,013,414
Mineral interests and deferred exploration costs written off	-	14,600	14,600

Net loss for the year	$876,086	$151,928	$1,028,014

Expenditure for equipment and mineral interests	$3,888	$580,467	$584,355

Equipment and mineral interests	$14,729	$1,802,180	$1,816,909

Total assets	$3,565,388	$1,828,717	$5,394,055

9.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years' taxable income in Canada, Chile and Bolivia.  As at the end of our last fiscal year (November 30, 2004), Canadian operating losses of approximately $3,480,000 were available for carry forward.  The availability of these losses expires as follows: 2005 - $511,000; 2006 - $527,000; 2007 - $430,000; 2008 - $490,000; 2009 - $483,000; 2010 - $472,000; and 2011 - $567,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $6,100,000.  No future tax benefits have been recognized in the accounts and the losses are not transferable between the corporate entities and tax jurisdictions.

10.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES AND PRACTICES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("CDN basis") which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US basis").  Had the Company followed the US basis, certain items on the consolidated statements of operations and cash flow and consolidated balance sheets would have been reported as follows:

Gains and losses on inter-company foreign currency transactions that are of a long-term investment nature are excluded from net income and deferred as a separate component of shareholder equity.

Under the US basis, the Company expenses all costs incurred in connection with the acquisition and exploration of its mineral properties until such time as economically recoverable reserves are established.

CONSOLIDATED STATEMENT OF OPERATIONS	2004	2003	2002

Net loss as shown on the financial statements - Canadian basis	$(1,833,879)	$(1,028,014)	$(586,796)

Deferral of translation gain on inter-company transactions of a long-term investment nature	(13,435)	30,091	1,268

Write-down of mineral interests and deferred exploration costs without established commercial reserves	(2,051,929)	(533,285)	(207,530)

Net loss - US basis	$(3,899,243)	$(1,531,208)	$(793,058)

Basic loss per share - US basis	$(0.06)	$(0.03)	$(0.02)

Weighted average number of common shares outstanding	64,153,516	53,770,098	46,416,823

CONSOLIDATED STATEMENT OF CASH FLOW	2004	2003	2002

Operating activities	$(2,831,271)	$(1,140,288)	$(927,592)

Financing activities	$1,498,389	$4,553,723	$1,035,751

Investing activities	$(68,956)	$(36,470)	$(19,013)

CONSOLIDATED BALANCE SHEET	2004		2003

	CDN BASIS	US BASIS	CDN BASIS	US BASIS
Assets
Current	$2,264,303	$2,264,303	$3,577,146	$3,577,146
Mineral Interests	3,804,651	-	1,752,722	-
Capital	112,591	112,591	64,187	64,187

	$6,181,545	$2,376,894	$5,394,055	$3,641,333

Liabilities
Current	$90,467	$90,467	$31,968	$31,968
Shareholder's equity	6,091,078	2,286,427	5,362,087	3,609,365

	$6,181,545	$2,376,894	$5,394,055	$3,641,333

10.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES AND PRACTICES (CONTINUED)

CONSOLIDATED STATMEMENT OF SHAREHOLDER'S EQUITY

	COMMON SHARES					TOTAL
	SHARES	AMOUNT	TRANSLATION ADJUSTMENT	CONTRIBUTED SURPLUS	DEFICIT	SHAREHOLDER'S EQUITY

Balance at Nov 30, 2001	41,000,881	$ 14,196,034	$ 201,883	$ -	$(14,912,357)	$ (514,440)

Net loss	-	-	-	-	(793,058)	(793,058)

Share subscriptions	-	(140,890)	-	-	-	(140,890)

Change in the year	7,822,300	1,337,320	(1,268)	-	-	1,336,052

Balance at Nov 30, 2002	48,823,181	15,392,464	200,615	-	(15,705,415)	(112,336)

Net loss	-	-	-	408,400	(1,531,208)	(1,122,808)

Change in the year	13,848,667	4,874,600	(30,091)	-	-	4,844,509

Balance at Nov 30, 2003	62,671,848	20,267,064	170,524	408,400	(17,236,623)	3,609,365

Net loss	-	-	-	1,077,916	(3,899,243)	(2,821,327)

Change in the year	2,600,567	1,484,954	13,435	-	-	1,498,389

Balance at Nov 30, 2004	65,272,415	$ 21,752,018	$ 183,959	$ 1,486,316	$ (21,135,866)	$ 2,286,427

SCHEDULE B

SUPPLEMENTARY INFORMATION

FIRST QUARTER - FOR THE PERIOD ENDED FEBRUARY 29, 2004

Stock Options Exercised - During the first quarter, stock options were exercised for the purchase of 300,000 shares for proceeds of $90,000 as detailed in the following table of securities issued.  Options on 250,000 of the shares were exercised by two directors of the Company.

Warrants Exercised - During the first quarter, warrants were exercised for the purchase of 605,250 shares for proceeds of $198,825 as detailed in the following table of securities issued.

Stock Options Granted - On February 3, 2004, stock options were granted for the purchase of 330,000 shares at a price of $1.00 per share until expiry February 3, 2009.

SECURITIES ISSUED DURING THE FIRST QUARTER - December 1, 2003 to February 29, 2004

Outstanding shares at November 30, 2003 - 62,671,848

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Dec 2/03	Common Shares	Exercise of Stock Option	50,000	$0.40	$20,000	Cash	N/A
Dec 9/03	Common Shares	Exercise of Stock Option	50,000	$0.20	$10,000	Cash	N/A
Dec 10/03	Common Shares	Exercise of Stock Option	100,000	$0.20	$20,000	Cash	N/A
Dec 10/03	Common Shares	Exercise of Warrant	200,000	$0.35	$70,000	Cash	N/A
Dec 16/03	Common Shares	Exercise of Warrant	100,000	$0.35	$35,000	Cash	N/A
Dec 30/03	Common Shares	Exercise of Warrant	43,875	$0.30	$13,162.5	Cash	N/A
Jan 7/04	Common Shares	Exercise of Warrant	100,000	$0.35	$35,000	Cash	N/A
Feb 9/04	Common Shares	Exercise of Warrant	40,000	$0.25	$10,000	Cash	N/A
Feb 10/04	Common Shares	Exercise of Warrant	7,500	$0.40	$3,000	Cash	N/A
Feb 11/04	Common Shares	Exercise of Warrant	40,000	$0.25	$10,000	Cash	N/A
Feb 12/04	Common Shares	Exercise of Warrant	8,875	$0.30	$2,662.5	Cash	N/A
Feb 19/04	Common Shares	Exercise of Warrant	25,000	$0.40	$10,000	Cash	N/A
Feb 25/04	Common Shares	Exercise of Warrant	40,000	$0.25	$10,000	Cash	N/A
Feb 26/04	Common Shares	Exercise of Stock Option	100,000	$0.40	$40,000	Cash	N/A

Outstanding shares at February 29, 2004 - 63,577,098

Directors And Officers Of The Company - Jeffrey P. Dahl - President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

Related Party Transactions - During the first quarter, the Compensation Committee recommended to the Board of Directors, that a bonus be paid in December 2003 to Senior Officers of the Company who have also been employees of SAMEX since 1995.  It was resolved that in recognition of the continued efforts and long-term service of the Senior Officers/employees of the Company, the Company pay cash bonuses, on a one-time basis and in lieu of any Christmas or other bonus, equal to one month's salary for each of the individual Senior Officers as follows: Jeffrey Dahl, President - $7,000; Robert Kell, Vice President, Exploration - US$7,250; Larry McLean, Vice President, Operations - $6,250; Brenda McLean, Corporate Secretary - $4,375.  Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation. Leschert & Company charged $2,601 for legal services during the first quarter.

Stock Options were exercised by Director/Officers during the first quarter as follows:

Related Party Name / Position	Date Option Exercised	# Shares Exercised	Price/Share	Total Cost
Patricio Kyllmann - Director	Dec 9/03	50,000	$0.20	$10,000
Peter Dahl - Director, Chairman	Dec 10/03	100,000	$0.20	$20,000
Patricio Kyllmann - Director	Feb 26/04	100,000	$0.40	$40,000

Warrants were exercised by Director/Officers during the first quarter as follows:

Related Party Name / Position	Date Warrant Exercised	# Shares Exercised	Price/Share	Total Cost
Peter Dahl - Chairman, Director	Feb.9, 2004	40,000	$0.25	$10,000
Jeffrey Dahl - President, Director	Feb. 19, 2004	25,000	$0.40	$10,000

SECOND QUARTER - FOR THE PERIOD ENDED MAY 31, 2004

Warrants Exercised - During the second quarter, warrants were exercised for the purchase of 450,625 shares for total proceeds of $172,638 as detailed in the following table of securities issued.

Stock Options Exercised - During the second quarter, options were exercised to acquire 100,000 shares at a price of $0.40 per share for proceeds of $40,000 as detailed in the following table of securities issued.

Stock Options Granted - On May 4, 2004 stock options were granted to an employee for the purchase of 75,000 shares at a price of $1.00 per share until expiry of the option May 4, 2009.

SECURITIES ISSUED DURING THE SECOND QUARTER - March 1 to May 31, 2004

Outstanding shares at February 29, 2004 - 63,577,098

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Mar 1/04	Common Shares	Exercise of Warrant	36,000	$0.25	$9,000	Cash	N/A
Mar 31/04	Common Shares	Exercise of Warrant	25,000	$0.40	$10,000	Cash	N/A
Mar 31/04	Common Shares	Exercise of Warrant	142,000	$0.30	$42,600	Cash	N/A
Apr 2/04	Common Shares	Exercise of Warrant	5,000	$0.40	$2,000	Cash	N/A
Apr 7/04	Common Shares	Exercise of Warrant	100,000	$0.35	$35,000	Cash	N/A
Apr 8/04	Common Shares	Exercise of Stock Option	100,000	$0.40	$40,000	Cash	N/A
Apr 8/04	Common Shares	Exercise of Warrant	62,500	$0.40	$25,000	Cash	N/A
Apr 12/04	Common Shares	Exercise of Warrant	50,000	$0.80	$40,000	Cash	N/A
May 28/04	Common Shares	Exercise of Warrant	30,125	$0.30	$9,037.50	Cash	N/A

Outstanding shares at May 31, 2004 - 64,127,723

Directors And Officers Of The Company - Jeffrey P. Dahl - President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

Related Party Transactions - Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $10,700 for legal services during the second quarter.

Stock Options were exercised by Director/Officers during the second quarter as follows:

Related Party Name / Position	Date Option Exercised	# Shares Exercised	Price/Share	Total Cost
Patricio Kyllmann - Director	Apr 8/04	100,000	$0.40	$40,000

Warrants were exercised by Director/Officers during the second quarter as follows:

Related Party Name / Position	Date Warrant Exercised	# Shares Exercised	Price/Share	Total Cost
Jeffrey Dahl - President, Director	Mar 31, 2004	25,000	$0.40	$10,000

THIRD QUARTER - FOR THE PERIOD ENDED AUGUST 31, 2004

Warrants Exercised - During the third quarter, warrants were exercised for the purchase of 51,375 shares for total proceeds of $15,812.50 as detailed in the following table of securities issued.

Stock Options Exercised - During the third quarter, options were exercised to acquire 30,000 shares at a price of $0.20 per share for proceeds of $6,000 as detailed in the following table of securities issued.

Stock Options Granted - On August 6, 2004, stock options were granted to directors, officers, employees and consultants of the Company for the purchase of 1,070,000 shares at a price of $1.10 per share until expiry of the option August 6, 2009.  Of that total, options on 715,000 shares were granted to directors/officers.

Private Placement Completed - SAMEX completed a private placement of 800,000 units at a price of $1.10 per unit.  Each unit consists of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $1.10 per share if exercised at any time during the five year term of the warrant which expires August 25, 2009.  The 800,000 shares and 400,000 warrants were issued August 25, 2004 and were subject to a hold period until December 26, 2004.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.

SECURITIES ISSUED DURING THE THIRD QUARTER - June 1 to August 31, 2004

Outstanding shares at May 31, 2004 - 64,127,723

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Jun 29/04	Common Shares	Exercise of Warrant	4,000	$0.40	$1,600	Cash	N/A
Jul 7/04	Common Shares	Exercise of Stock Option	30,000	$0.20	$6,000	Cash	N/A
Jul 27/04	Common Shares	Exercise of Warrant	47,375	$0.30	$14,212.50	Cash	N/A
Aug 25/04	Common Shares Warrants	Private Placement	800,000 Shares 400,000 Warrants	$1.10	$880,000	Cash	N/A

Outstanding shares at August 31, 2004 - 65,009,098

Directors And Officers Of The Company - Jeffrey P. Dahl - President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

Related Party Transactions - On August 6, 2004, stock options were granted to directors, officers, employees and consultants of the Company for the purchase of 1,070,000 shares at a price of $1.10 per share until expiry of the option August 6, 2009.   Options on 715,000 of the shares were granted to directors/officers.  No stock options or warrants were exercised by directors or officers during the third quarter.  Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $8,378 for legal services during the third quarter.

FOURTH QUARTER - FOR THE PERIOD ENDED NOVEMBER 30, 2004

Warrants Exercised - During the fourth quarter, warrants were exercised for the purchase of 188,317 shares for total proceeds of $66,678.45 as detailed in the following table of securities issued.

Stock Options Exercised - During the fourth quarter, options were exercised to acquire 75,000 shares at a price of $0.20 per share for proceeds of $15,000 as detailed in the following table of securities issued.

Directors And Officers Of The Company - Jeffrey P. Dahl - President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

Related Party Transactions - Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $11,707 for legal services during the fourth quarter.

SECURITIES ISSUED DURING THE FOURTH QUARTER - September 1 to November 30, 2004

Outstanding shares at August 31, 2004 - 65,009,098

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Sep 2/04	Common Shares	Exercise of Warrant	5,000	$0.30	$1,500	Cash	N/A
Sep 2/04	Common Shares	Exercise of Warrant	166,667	$0.35	$58,333.45	Cash	N/A
Oct 6/04	Common Shares	Exercise of Stock Option	75,000	$0.20	$15,000	Cash	N/A
Oct 8/04	Common Shares	Exercise of Warrant	850	$0.80	$680	Cash	N/A
Oct 8/04	Common Shares	Exercise of Warrant	2,800	$0.80	$2,240	Cash	N/A
Oct 8/04	Common Shares	Exercise of Warrant	12,750	$0.30	$3,825	Cash	N/A
Oct 8/04	Common Shares	Exercise of Warrant	250	$0.40	$100	Cash	N/A

Outstanding shares at November 30, 2004 - 65,272,415

Change Of Auditor - On November 9, 2004, Steele & Co., Chartered Accountants of Vancouver, BC (the "Former Auditor"), resigned as auditor of the Company and Dale Matheson Carr-Hilton LaBonte, Chartered Accountants of Vancouver, BC (the "Successor Auditor") agreed to act as the Company's auditor effective November 9, 2004.  The change of auditors was implemented at the request of the Former Auditor who advised the Company they were not prepared to continue to act, due to increased requirements applicable to the audit of financial statements filed with the US Securities and Exchange Commission.

SUBSEQUENT TO THE YEAR ENDED NOVEMBER 30, 2004

Warrants Exercised - Subsequent to the year end, warrants were exercised for the purchase of 100,750 shares for total proceeds of $30,300 as detailed in the following table of securities issued.

Stock Options Terminated - Subsequent to the year end, on December 16, 2004, options terminated to acquire 225,000 shares and on February 9, 2005, options terminated to acquire 75,000 shares.

SECURITIES ISSUED SUBSEQUENT TO THE FISCAL YEAR END

Outstanding shares at November 30, 2004 - 65,272,415

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Jan 13/05	Common Shares	Exercise of Warrant	750	$0.40	$300	Cash	N/A
Jan 13/05	Common Shares	Exercise of Warrant	100,000	$0.30	$30,000	Cash	N/A

Outstanding shares at March 30, 2005 - 65,373,165

DATE OF THIS REPORT - March 30, 2005

STOCK OPTIONS - At November 30, 2004, options were outstanding to acquire 5,595,000 shares as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	April 19, 2000 March 19, 2002 Sept. 12, 2002 Nov. 17, 2003 Aug 6, 2004	300,000 150,000 100,000 125,000 125,000	$0.40 $0.20 $0.20 $1.00 $1.10	April 19, 2005 March 19, 2007 Sept. 12, 2007 Nov. 17, 2008 Aug. 6, 2009
Peter Dahl	April 19, 2000 March 19, 2002 Nov. 17, 2003 Aug 6, 2004	300,000 100,000 75,000 100,000	$0.40 $0.20 $1.00 $1.10	April 19, 2005 March 19, 2007 Nov. 17, 2008 Aug. 6, 2009
Robert Kell	April 19, 2000 March 19, 2002 Nov. 17, 2003 Aug 6, 2004	300,000 200,000 125,000 125,000	$0.40 $0.20 $1.00 $1.10	April 19, 2005 March 19, 2007 Nov. 17, 2008 Aug. 6, 2009
Larry McLean	April 19, 2000 March 19, 2002 Nov. 17, 2003 Aug 6, 2004	300,000 200,000 125,000 125,000	$0.40 $0.20 $1.00 $1.10	April 19, 2005 March 19, 2007 Nov. 17, 2008 Aug. 6, 2009
Allen Leschert	April 19, 2000 March 19, 2002 Nov. 17, 2003 Aug 6, 2004	300,000 100,000 50,000 100,000	$0.40 $0.20 $1.00 $1.10	April 19, 2005 March 19, 2007 Nov. 17, 2008 Aug. 6, 2009
Patricio Kyllmann	April 19, 2000 Nov. 17, 2003 Aug 6, 2004	250,000 50,000 100,000	$0.40 $1.00 $1.10	April 19, 2005 Nov. 17, 2008 Aug. 6, 2009
Brenda McLean	April 19, 2000 March 19, 2002 Nov. 17, 2003 Aug 6, 2004	150,000 100,000 40,000 40,000	$0.40 $0.20 $1.00 $1.10	April 19, 2005 March 19, 2007 Nov. 17, 2008 Aug. 6, 2009
Richard Hughes	April 19, 2000	100,000	$0.40	April 19, 2005
Hisao Fujita	April 19, 2000	70,000	$0.40	April 19, 2005
Philip Southam	April 19, 2000 Oct. 15, 2003 Feb 3, 2004 Aug 6, 2004	15,000 30,000 55,000 50,000	$0.40 $0.63 $1.00 $1.10	April 19, 2005 Oct. 15, 2008 Feb. 3, 2009 Aug. 6, 2009
David Montano	April 19, 2000	50,000	$0.40	April 19, 2005
Mario Barrigan	April 19, 2000	30,000	$0.40	April 19, 2005
Victor Flores	April 19, 2000	10,000	$0.40	April 19, 2005
Bill Murphy	March 19, 2002	100,000	$0.20	March 19, 2007
Stephen Scammell	Aug 6, 2004	25,000	$1.10	Aug. 6, 2009
Geosupply Servicios	Sept. 12, 2002	100,000	$0.20	Sept. 12, 2007
Francisco Vergara	Nov. 12, 2002 Aug. 13, 2003 Aug 6, 2004	50,000 50,000 50,000	$0.20 $0.40 $1.10	Nov. 12, 2007 Aug. 13, 2008 Aug. 6, 2009
James Baughman	Oct. 15, 2003 Feb 3, 2004 Aug 6, 2004	75,000 75,000 75,000	$0.63 $1.00 $1.10	Dec. 16, 2004 Dec. 16, 2004 Dec. 16, 2004
Dale Dobson	Feb 3, 2004 Aug 6, 2004	50,000 25,000	$1.00 $1.10	Feb. 3, 2009 Aug 6, 2009
Leopoldo Martinez	Feb 3, 2004 Aug 6, 2004	50,000 50,000	$1.00 $1.10	Feb. 3, 2009 Aug. 6, 2009
Manuel Avalos	Feb 3, 2004 Aug 6, 2004	50,000 50,000	$1.00 $1.10	Feb. 3, 2009 Aug. 6, 2009
Jorge Humphreys	Feb 3, 2004 Aug 6, 2004	25,000 15,000	$1.00 $1.10	Feb. 3, 2009 Aug. 6, 2009
Jean Nicholl	Feb 3, 2004 Aug 6, 2004	25,000 15,000	$1.00 $1.10	Feb. 3, 2009 Aug. 6, 2009
Jorge Espinoza	May 4, 2004	75,000	$1.00	Feb. 9, 2005

SCHEDULE C

MANAGEMENT DISCUSSION

DATE: March 30, 2005

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Chile and Bolivia.  The Company focuses its exploration activities on the search for precious metal deposits.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable "hard assets".   In spite of lackluster precious metal prices of recent years, SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued.  Our objective is to be well-positioned to benefit from increases in the value of gold and silver.

The Company holds an interest in the Los Zorros district gold-copper-silver prospects in Chile and in six mineral exploration properties in Bolivia; El Desierto, Eskapa, Santa Isabel, Walter, Wara Wara, and Yaretani (see section titled "Mineral Exploration Properties" for individual property details).  We are an exploration stage company and ha ve no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by, Robert Kell, a Director and the Vice President-Exploration of SAMEX, and SAMEX geologist, Philip Southam, P.Geo.  Mr. Kell and Mr. Southam are "qualified persons" pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

SAMEX is a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol SXG.   The Company is also quoted in the United States on the NASD OTC Bulletin Board under the symbol SMXMF.

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  See note "Forward Looking Statements" at end of this report.

FIRST QUARTER 2004 - FOR THE PERIOD ENDED FEBRUARY 29, 2004

During the first quarter we conducted exploration work on our Los Zorros property in Chile including detailed geological mapping, rock chip sampling/assaying, surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties. Our preliminary exploration within the Los Zorros district identified five highly prospective mineralized target areas.  Exploration Areas II through V encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend that arcs around a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Exploration Area I).  Additional target areas may yet be identified as exploration continues.  To better reflect the prospect area's multiple target nature, the name of the project was changed from El Zorro, to the plural form, Los Zorros.  The Company increased its land holdings to more than 42 square-kilometers by staking adjacent concessions.   Additional geologic and support staff was hired-on to facilitate the extensive exploration program at Los Zorros.

Target identification/delineation at Los Zorros has been facilitated by the completion of an airborne orthographic photo survey over the entire property, ground topographic surveys, continuing detailed geological mapping, rock chip sampling/assaying (+600 samples to-date), surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  Whole-rock geochemical analyses and thin section examination of the various rock types is being undertaken to help interpret the mineralization.  Bulldozer trenching is in progress and this will facilitate further sampling and mapping to assist with drill-target definition.  Geophysical surveys are also being considered to help further define the extent of the targets beneath covered areas.  The characteristics of specific drill targets will be described in detail in future news releases prior to the commencement of drilling.  The focus of the upcoming first-phase exploration drilling program will be to gain important geological information regarding the tenor, style and controls of mineralization and to test these various target areas for economic gold-silver-copper mineralization.  The first-phase drill program is expected to consist of at least 5,000 meters of core drilling in +20 holes of varying depth.  The areas producing the most promising results will then be followed-up with further evaluations.

Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion(s) underlying parts of the area. The targets are geologically diverse and include: porphyry-hosted copper-gold (Exploration Area I), gold-copper-silver-bearing barite vein swarms (Exploration Area III and V), gold-silver-copper-mineralized breccia bodies (Exploration Area IV), and epithermal mantos-hosted gold (Exploration Area II).  Emplacement of altered/copper-gold-mineralized quartz-eye porphyry centered on the property, may have been controlled by dilational opening (extension) produced by the stress-strain regime of the regional Atacama Fault system.  The vein swarm mineralization appears to comprise an extensive sigmoidal-loop (S-shaped) fracture system produced by wrench movements between large-scale regional faulting.  The gold-mineralized breccia and mantos likely represent later stages of the above mineralizing events.  For more details on each of the Exploration Areas, turn to the sections entitled, "Mineral Exploration Properties" - "Los Zorros Property" and "News Releases" in this Schedule C.

Stock Options Granted - On February 3, 2004, stock options were granted to employees and consultants for the purchase of 330,000 shares at a price of $1.00 per share until expiry February 3, 2009.

Investor Relations - During the first quarter, meetings were held with shareholders, brokers and fund managers. The Company also hosted an exhibit booth at a Gold Conference held in Vancouver, BC.

SECOND QUARTER 2004 - FOR THE PERIOD ENDED MAY 31, 2004

During the second quarter we advanced multiple gold, copper, and silver targets on our Los Zorros property in Chile with exploration including extensive geologic mapping, over 5,000 meters of bulldozer trenching in 36 trenches, and more than 780 additional samples/assays (3-meter rock-chip samples) increasing the total to over 1,400 samples.  Seven Exploration Areas have been identified to-date within the Company's Los Zorros land holdings which cover more than 42 square kilometers.  Due to the number of targets within the Los Zorros property, the extensive size, and character of the alteration and mineralization of each individual area, the targets are being explored as individual Exploration Areas.  The targets/projects are being advanced in preparation for the first stage of exploration core drilling which is scheduled to commence in the latter part of July.

Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion underlying parts of the area. The bulk tonnage-style targets are geologically diverse and include: porphyry-hosted copper-gold, gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization, gold-silver-copper-mineralized breccia bodies, and epithermal mantos-hosted gold.  For details on the individual target/project areas and their potentials, turn to the section in this Schedule C entitled, "Mineral Exploration Properties" - "Los Zorros Property".

The Los Zorros project contains numerous large-sized copper-gold and gold-silver-copper targets on a single property holding and thus represents a very important, strategic opportunity for the Company.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/t gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/t gold, 3.1 g/t silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, the exploration effort to design the first-phase drill program is still in progress and the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff of eight working out of the Company's field office in Copiapo, Chile.  SAMEX is amply funded to conduct the planned exploration on the Los Zorros targets and continue generative work toward identifying other properties for acquisition.  See note titled "Forward Looking Statements" at the end of this report.

Stock Options Granted - On May 4, 2004, stock options were granted to an employee for the purchase of 75,000 shares at a price of $1.00 per share until expiry of the option on May 4, 2009.

Form 20F Annual Report For The Fiscal Year Ended November 30, 2003 - During the second quarter we completed and filed our 20F Annual Report, a detailed disclosure document the Company files annually with the United States Securities and Exchange Commission ("SEC") to register its securities in the US (Form 20-F Registration #0-13391).

Annual General Meeting - The Annual General Meeting of the shareholders of SAMEX was held in Abbotsford, BC on May 20, 2004.  The Company's six directors were again elected for the ensuing year.  Directors And Officers Of The Company Are: - Jeffrey P. Dahl - President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.  Audit Committee member are: Larry McLean, Peter Dahl and Allen Leschert.  Compensation Committee members are: Peter Dahl, Allen Leschert and Patricio Kyllmann.

Annual Approval of Stock Option Plan -The TSX Venture Exchange (the "Exchange"), under its Stock Option Policy requires listed companies to adopt a stock option plan which must be approved annually by the Company's shareholders and by the Exchange.  At the Annual General Meeting, the shareholders passed an ordinary resolution giving annual approval to the Company's "rolling" Stock Option Plan and, subsequent to the second quarter, the Exchange also accepted the yearly filing of the Company's Stock Option Plan.  Under the Company's "rolling" Stock Option Plan, the Company may reserve up to 10% of its issued and outstanding shares for issuance (less any shares already issued under existing stock options).  Generally, options granted have a maximum term of five years and an exercise price may not be less than the discounted market price, as prescribed by Exchange policies. (See Note 7(b)(i) in the Financial Statements - Incentive Share Options).

Investor Relations - During the second quarter, meetings were held with shareholders, brokers and fund managers.

THIRD QUARTER 2004 - FOR THE PERIOD ENDED AUGUST 31, 2004

During the third quarter, we continued exploration on the Los Zorros property in Chile involving geologic mapping, bulldozer trenching, sampling/assaying, and construction of drill pads in preparation for drilling.  At the end of July, we commenced a 5,000-meter core drilling program.  The drilling contract is being carried out by Norex Drilling Limitada, a Chilean subsidiary of a Canadian company, Norex Drilling International.  Two rigs are being used to drill +/-15 core holes to depths averaging from 250 to 350 meters.  This first-phase reconnaissance drilling will begin to test the nature of parts of large copper-gold mineralized targets exposed by extensive trenching in Exploration Areas I and III, and outcropping gold mineralization in Exploration Area II.  These early exploration holes will assist in the understanding of geologic controls relating to the observed mineralization and further refine geologic concepts of the target areas.  The drilling results will also be instrumental in the planning of subsequent holes.  Drilling is expected to take up to three months to complete while exploration field work continues on the less advanced Exploration Areas IV, VI and VII to ready them for later drilling.  For details on the individual Exploration Areas, turn to the section in this Schedule C entitled, "Mineral Exploration Properties" - "Los Zorros Property" and to the "News Release" section.

SAMEX is exploring the Los Zorros property in search of very large size gold-silver-copper ore bodies amenable to bulk-tonnage mining.  A cluster of seven Exploration Areas have been identified to-date within the Company's land holdings which cover more than 42 square kilometers.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff working out of the Company's field office in Copiapo, Chile.  The Company is amply funded to conduct the planned exploration on the Los Zorros targets and continue generative work toward identifying other properties for acquisition.  See note titled "Forward Looking Statements" at the end of this report.

Private Placement Completed - During the third quarter, SAMEX completed a private placement of 800,000 units at a price of $1.10 per unit.  Each unit consists of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $1.10 per share if exercised at any time during the five year term of the warrant which expires August 25, 2009.  The 800,000 shares and 400,000 warrants were issued August 25, 2004 and are subject to a hold period until December 26, 2004.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.

Stock Options Granted - On August 6, 2004, stock options were granted to directors, officers, employees and consultants of the Company for the purchase of 1,070,000 shares at a price of $1.10 per share until expiry of the option August 6, 2009.   Options on 715,000 of the shares were granted to directors/officers.

Investor Relations - During the third quarter, the Company hosted an exhibit booth at the Gold Conference held in Vancouver, BC in June.  Additional meetings were held with brokers and fund managers in Toronto and Vancouver.

FOURTH QUARTER 2004 - FOR THE PERIOD ENDED NOVEMBER 30, 2004

During the fourth quarter, we continued our exploration program at Los Zorros including first-phase reconnaissance drilling in Exploration Areas I, II and III.  The drilling program was expanded from the originally planned 5,000 meters of drilling, to more than 8,600 meters.  By mid-December 2004, we had completed 8,617 meters of core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays.  Mineral interests and exploration expenditures on the Los Zorros property totaled more than $2 million for the year.  The results of the phase-one drilling and trenching will be used to plan a follow-up, phase-two drill program (see note "Forward Looking Statements" at end of this annual report).   We have now increased our Los Zorros land holdings to cover approximately 7,800 hectares by staking adjacent concessions and purchasing additional concessions through government auctions.

Drilling in Exploration Area I discovered a porphyry copper/gold mineralized intrusive system beneath the mostly gravel covered pampa terrain.  Six core drill holes tested only a portion of the porphyry intrusions, encountering long intervals of low-grade copper/gold mineralization in each hole (see News Release No. 8-04 dated November 18, 2004 in the News Release section for details).  Evaluation of the drill data suggests that this mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized portions of the porphyry copper/gold system within Exploration Area I.  Conclusive interpretations of the geologic features and geochemical results of Exploration Area I are not yet complete and work is in progress to advance a deeper understanding of the mineralizing system.  The porphyry system extends over a large area and will be followed up with second-phase drilling after further analysis of first-phase drill results have more clearly defined the influences, controls and direction of the mineralizing source.  Shareholders are encouraged to remember that these early drill results are as important for their geologic information as they are for their geochemical information.  Further work within Exploration Area I will focus on searching for other areas of higher grade oxide and secondary sulfide mineralization which are advantageously positioned at shallow depths and for protore zones of combined high copper/gold grade with significant width.

In Exploration Area II, phase-one reconnaissance drilling and trenching has identified four important prospective targets (A through D) for gold (-silver) and copper-gold mineralization (see News Release No. 1-05 dated January 21, 2005 in the News Release section for details).  The four targets are spatially separate and distinctly different from each other with respect to geologic setting and features of the mineralization.  Two holes, ML-04-01 and ML-04-02 were drilled in the Target A area where gold-mineralized mantos and underlying thick hydrothermal breccia was intersected and could comprise an extensive zone along the contact and outer margin to a sill-like porphyritic diorite intrusion.  Target B is a thick, gold-bearing mantos interval positioned and concealed beneath a diorite sill and represents a "blind" discovery crossed by two holes, ML-04-06 and F-04-02.  Target C is a stockwork-veined porphyritic intrusion with strongly anomalous copper-gold-mercury content which is concealed beneath pampa cover and was discovered by the drilling of hole ML-04-03.  Trenching and sampling exposed Target D where gold mineralization is hosted in silicified and clay-altered quartz-eye porphyritic intrusion.  Drill testing of Target D is expected to be conducted as a part of phase-two drilling.

Drilling and trenching results from Exploration Area III were still being analyzed, compiled, evaluated and interpreted at the time of this report and updates will follow when this is completed.  Exploration Area III is a large area hosting a complex swarm of numerous barite veins which have been historically mined in many places on a small scale for gold and barite.  Exploration Area III has been geologically mapped and veins have been sampled in most exposures. Bulldozer trenches have been completed and sampled as three meter-long channel cuts.  Detailed geologic mapping and geochemical analytical results together outline a target area 1200 by 800 meters of principal gold-bearing barite veins which comprise a complex swarm cutting across limestone, sedimentary and volcanic rocks and underlying diorite sill.  The area is being explored for several types of bulk-tonnage, gold-silver and gold-silver-copper sulfide deposits including Candelaria-type gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization.

Over the past year, the drilling and trenching has been focused in Exploration Areas I, II and III, which are only a portion of the seven target/project areas that have been identified to-date.  Following are brief summaries of the remaining Exploration Areas (For more details on the individual Exploration Areas, see the section entitled, "Mineral Exploration Properties" - "Los Zorros Property" and the "News Release" section):

Exploration Area IV - Exploration Area IV includes a gold-bearing, iron-oxide cemented breccia body cross-cutting the contact between limestone and underlying volcanic/volcaniclastic rocks with diorite sill.  A small open-pit gold mine within the breccia body (formerly identified as the San Pedro prospect) was worked in the early 1990's.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  Breccia and related alteration features of silicification and barite deposition have been traced for 1,200 meters with thicknesses from several meters (distal) to over 40-meters at deepest depths observed.  Overlying alteration features, in places, are locally well-over 150 meters across.  Gold mineralization in the open-pit occurs in breccia which has been strongly affected by supergene leaching.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples.  The common presence of elevated to anomalous molybdenum values (up to 180 ppm) suggests that the source of the breccia-hosted mineralization may be a porphyry-copper intrusion.  Drilling will be designed to test for possible extensions of the mineralized breccia body where mining has been historically focused, and, to determine whether the exposed parts of the breccia are actually the margin of a concealed, large central breccia pipe that could comprise a sizeable ore-body.  SAMEX is seeking to acquire an additional concession adjacent to this area.

Exploration Area V - Exploration Area V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historic barite mining activity to shallow depths (+/- 15 meters) focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

Exploration Area VI - Initial geologic mapping has defined an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in Exploration Area VI is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  The area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  The style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

Exploration Area VII - An additional area of exploration interest on the Los Zorros property is located 2.0 kilometers further north of Exploration Area VI along the same range front and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in Exploration Area VI.  Future work will be focused on further evaluating the outlying pampa to the west of the mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization.

The Los Zorros property now covers approximately 78 square kilometers of a district with highly prospective geology and a long history of near surface gold/silver/copper mining activity.  The Los Zorros property has strong potential for the discovery of large base and precious metal deposits. Continuing exploration efforts will be geared to defining substantial quantities of ore-grade material.  We plan to start a phase-two drill program on the property during 2005 at a cost of approximately $1.5 million.

Gold Purchased - During the fourth quarter, we began to use a small portion of our cash to purchase gold.  SAMEX, through a "holding" (account) with GoldMoney(R), has purchased gold to hold as an alternate form of money or currency. The line item "Advances and Other Assets" reported on the Consolidated Balance Sheets, includes $10,341 which reflects the market value of the 598.155 "GoldGrams" (grams of gold) the Company held at November 30, 2004.  GoldMoney's patented process enables the transfer of gold ownership electronically online so that gold can be bought, held, transferred, sold or exchanged for funds (see www.goldmoney.com for details about GoldMoney(R)).  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable "hard assets" and that "gold is money".  In spite of lackluster precious metal prices of recent years, SAMEX has persistently maintained and declared its strong belief that gold is significantly undervalued.  For centuries, gold and silver were the true measure of value; an honest standard against which fiat currencies and other forms of money were measured.  Over the past half-century, popular financial and investment opinion has rejected precious metals as a "store of wealth" in favour of "paper wealth" like stocks, bonds, securities, debt instruments, futures, derivatives, and paper currencies.   When confidence in paper assets is shaken, gold and silver normally increase in value as a highly sought-after form of wealth and honest money.  Our objective is to be well positioned to benefit from increases in the value of gold and silver.

Additional Disclosure For Venture Issuers Without Significant Revenue - The information required by National Instrument 51-102 is disclosed in the attached consolidated financial statements to which this Management Discussion & Analysis relates.

Disclosure of Outstanding Share Data - At the end of the fiscal year (November 30, 2004), there were 65,272,415 common shares outstanding.  At the date of this report (March 30, 2005), there were 65,373,165 common shares outstanding.

Change Of Auditor - On November 9, 2004, Steele & Co., Chartered Accountants of Vancouver, BC (the "Former Auditor"), resigned as auditor of the Company and Dale Matheson Carr-Hilton LaBonte, Chartered Accountants of Vancouver, BC (the "Successor Auditor") agreed to act as the Company's auditor effective November 9, 2004.  The change of auditors was implemented at the request of the Former Auditor who advised the Company they were not prepared to continue to act, due to increased requirements applicable to the audit of financial statements filed with the US Securities and Exchange Commission.

Investor Relations - During the fourth quarter, meetings were held with shareholders, brokers and fund managers.

SEE "MINERAL EXPLORATION PROPERTIES" & "NEWS RELEASES" FOR ADDITIONAL INFORMATION

Plans and Projections for 2005 - Looking forward over the next year, management will work to secure $2 million in equity financings to fund continued exploration on the Los Zorros property, Eskapa property and possibly other SAMEX prospects.  Our preferred method of financing is through simple direct private placements.  We also seek to minimize shareholder dilution as much as is feasible under prevailing market conditions.  Plans are still in progress, but in general, Los Zorros will receive the larger portion of our anticipated exploration expenditures for 2005.  A phase-two drill program is expected to cost approximately $1.5 million for which the company will be seeking funding.  The Company also plans to resume activities at our Eskapa precious metal prospect in Bolivia including refurbishing and expanding the exploration camp, repairing and enhancing access roads, and preparing drill pads for the next phase of drill testing at a later date.  Other possible exploration opportunities may arise throughout the year and will be evaluated as to maximize shareholder values and company growth.  SAMEX has also been negotiating several possible acquisitions in Chile which may be funded from current cash reserves or made subject to further financings depending on circumstances at the time.  See note "Forward Looking Statements" at end of this report.

ANALYSIS OF FINANCIAL STATEMENTS

The following discussion of our operating results explains material changes in our consolidated results of operations for the fiscal year ended November 30, 2004.  The discussion should be read in conjunction with the consolidated financial statements to November 30, 2004 and the related notes included in Schedule A of this report.  Management's discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.

Overview - Our business is exploration for minerals.  We do not have any properties that are in production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies.  The key determinants of our operating results include the following:

a)

Our ability to identify and acquire quality mineral exploration properties on favorable terms;

b)

The cost of our exploration activities;

c)

our ability to finance our exploration activities and general operations; and

d)

our ability to identify and exploit commercial deposits of mineralization;

e)

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties;

These determinates are affected by a number of factors, most of which are largely out of our control, including the following:

a)

The competitive demand for quality mineral exploration properties;

b)

Political and regulatory climate in countries where properties of interest are located;

c)

Regulatory and other costs associated with maintaining our operations as a public company;

d)

the costs associated with exploration activities;

e)

the cost of acquiring and maintaining our mineral properties;

Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to acquire mineral properties with attractive exploration targets and conduct successful exploration programs on them.  We anticipate this requirement will continue until such time as we have either discovered sufficient mineralization on one or more properties with sufficient grade, tonnage and type to support the commencement of sustained profitable mining operations and are thereafter able to place such property or properties into commercial production or until we have obtained sufficient positive exploration results on one or more of our properties to enable us to successfully negotiate a joint venture with a mining company with greater financial resources than us or some other suitable arrangement sufficient to fund our operations.

Our success in raising equity capital is dependant upon factors which are largely out of our control including:

a)

market prices for gold and other precious metals and minerals;

b)

the market for our securities; and

c)

the results from our exploration activities.

The most significant factors affecting our operations during the past year were related to improvements in the general demand for and the prices of precious and base metals and a corresponding improvement in the market for shares of junior exploration companies.  These factors are expected to have a significant effect on our future financial operations during the next succeeding fiscal year and thereafter so long as we continue in our present business of mineral exploration.  Over the past year, the prices of precious metals have experienced increases, but remain volatile, as has the general market for the shares of junior exploration companies.  There has also been a significant increase in general mineral exploration activity, resulting in greater competition for mineral properties and the resources employed in mineral exploration, and a corresponding increase in the prices demanded for suitable exploration properties and the costs associated with mineral exploration.  We anticipate the market for precious and other metals will continue to increase in the short and medium term, resulting in continued favourable outlook for our ability to raise equity capital, but also increased exploration costs and increased costs for acquiring new exploration properties.  Accordingly, we anticipate our operating results will be most significantly affected by the results of our exploration activities on our existing properties.  See note titled "Forward Looking Statements" at the end of this report.

Accounting Policies - We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to the consolidated financial statements.  These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results.  In addition, there are a number of factors which may indicate our historical financial results, but will not be predictive of anticipated future results.  You should carefully review the following disclosure, together with the attached consolidated financial statements and the notes thereto, including, in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Going Concern Assumptions - As described in Note 2 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  We do not have any mineral properties in production, and have not yet generated any revenues and have a history of losses.   Our continuation as a going concern is uncertain and dependent on our ability to discover commercial mineral deposits on our properties and place them into profitable commercial production and our ability to sustain our operations until such time.  This, in turn depends on our ability to continue to fund our operations by the sale of our securities and other factors which are largely out of our control.  Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further exploration on our properties.  Our consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations, and the amounts recorded for such items may be at amounts significantly different from those contained in our consolidated financial statements.

Treatment of Mineral Property Costs - As we are at the exploration stage, we capitalize the acquisition and exploration costs of our mineral properties under Canadian GAAP.  Should any of these properties be placed into production, such costs would be amortized over the life of the properties on a unit-of-production basis.  Should exploration results of any of our properties prove unsatisfactory, we would then abandon such property or properties, and write off costs incurred up to that time.  The impact on our net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off.

Accounting Estimates and Assumptions - The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and (ii) the reported amounts of expenses during the reporting periods covered by the consolidated financial statements.  Our management routinely makes judgements and estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgements become even more subjective and complex.  We have identified certain accounting policies that are most important to the portrayal of our current financial condition and results of operations.  Our significant accounting policies are disclosed in Note 2 of notes to our consolidated financial statements, which should be read in conjunction with this Report.

Among other things, we determine our stock-based compensation costs using an option pricing model which involves the selection of highly subjective assumptions, including an assumption as to price volatility.  Changes in these assumptions can materially affect the fair value estimate and therefore the current model does not provide a consistently reliable measure of the fair value cost of the Company's outstanding stock options.

Stock-Based Compensation - We have a stock option plan whereby we grant incentive stock options as partial compensation to our directors, officers, employees and consultants.  Based on recommendations of the CICA Handbook - Section 3870, effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments which is described in note 7(d) to our consolidated financial statements. We now record any stock options granted after December 1, 2002 as a compensation expense.  Prior to this change, we accounted for all stock-based compensation using the settlement method.  Under the settlement method, no compensation cost is required to be recorded for stock-based employee compensation awards when the options were granted at market prices.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  Under the new standard, any stock-based payments to non-employees, and any employee awards involving direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments will be accounted for using the fair value based method.  The fair value of the options at the grant date has been determined using the Black-Scholes option pricing model.  "Stock-Based Compensation" expenses of $1,077,916 have been recorded for the fiscal year ended November 30, 2004

Operating Results - During the 2004 fiscal year, we were principally involved in exploration work on our Los Zorros property in Chile including bulldozer trenching, core drilling with two drill rigs, core logging, sampling and assaying.  By mid-December 2004, we had completed 8,617 meters of core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays.  Mineral interests and exploration expenditures on the Los Zorros property totaled more than $2 million for the year. (See section "Mineral Exploration Properties" for details concerning the "Los Zorros Property").  The limited expenditures related to our mineral properties in Bolivia mainly involved the payment of annual patents on our mineral concessions and administrative and maintenance functions.

Mineral interests and exploration costs for 2004 totaled $2,136,270, which is a significant increase over the $648,633 spent in 2003.  A $53,045 portion of the costs for 2004 was "expensed" as "Mineral Interests Administration, Investigation and Evaluation costs.  The remaining $2,083,225 is recorded as "Mineral Interests and Deferred Exploration Costs" for 2004.  As a result of these expenditures, our assets categorized in the consolidated financial statements as "Mineral Interests and Deferred Exploration Costs" increased to $3,804,651 at November 30, 2004 from $1,752,722 at November 30, 2003.

At the end of fiscal 2004, certain costs were written off on the El Desierto ($6,402), Santa Isabel ($337), Wara Wara ($18,477), Walter ($1,155), and Yaretani ($4,925) properties since no current exploration is being conducted on these properties.   The majority of these costs written off relate to the category "Property Claims", which are the annual patent fees paid to maintain the property concessions.  At the 2004 year-end, these properties were written down to a nominal value of $1,000 each until exploration activity is resumed on the respective properties.

Our ability to raise funds for precious metal exploration was favorable over the past year, due to increasing precious metal and base metal prices and market interest in mineral exploration companies.  Due to our significantly increased exploration expenditures during 2004, the amount of cash on hand at November 30, 2004 was $2,175,307 compared to $3,577,146 at November 30, 2003.   At November 30, 2004, we were debt-free, apart from $90,467 accounts payable consisting of general trade payables (subsequently paid) and accrued audit fees compared to accounts payable of $31,968 at November 30, 2003.

The following comments are related to certain categories in the consolidated financial statements for the fiscal year ending November 30, 2004:

Consolidated Balance Sheet

"Advances and Other Assets" - includes $10,341 which reflects the market value of 598.155 grams of gold the Company held at November 30, 2004

"Accounts Payable" - $90,467 consists of general trade payables including $65,846 for drilling (which have subsequently been paid), and an accrual for audit fees.

Consolidated Statements of Operations and Deficit

"Accounting And Audit" - the increase to $31,803 in 2004 as compared to $535 in 2003 and $15,559 in 2002 is partially due to accrual adjustments related to over accrual or under accrual estimates for auditing, as compared to the actual audit charges.  The increase is also due in part to the change of auditor during the year and increased requirements applicable to the audit of financial statements filed with the US Securities and Exchange Commission.

"Mineral Interests Administration, Investigation and Evaluation" - includes operating costs related to the Company's exploration in Bolivia and Chile and expenses that are not allocated to one of the Company's specific mineral properties (for example generative exploration or investigating and evaluating mineral properties not owned by the Company).

"Office, Supplies and Miscellaneous" - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage.  It also includes a miscellaneous $38,038 write-off of accounts payable/accounts receivable of former years, which explains the increase in this category to $99,205 in fiscal 2004 as compared to $53,871 in 2003.

"Salaries and Benefits" - Increase in this category over fiscal 2003 is due to increased number of employees, and to bonuses paid in December 2003, and to salary increases effective January 1, 2004 for senior officers/employees.

"Stock-Based Compensation" - an expense of $1,077,916 is recorded for the year ended November 30, 2004 relating to stock options granted during the year.  See note 7(d) to the consolidated financial statements.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  The existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Liquidity and Capital Resources - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the year ended November 30, 2004.  We realized a net loss of $1,833,879 for the fiscal year ended November 30, 2004 or $0.03 per share compared to a net loss at November 30, 2003 of $1,028,014 or $0.02 per share.  The increase in the net loss is mainly due to increased operating expenses since the Company increased its exploration program and staff over the past year and to stock-based compensation expenses of $1,077,916 related to stock options granted during the year.  Losses over past years are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no material source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.

We intend to aggressively pursue both the acquisition of mineral properties which we consider to be highly prospective for gold, silver and other metals and to aggressively explore our current properties, particularly the Los Zorros and the Eskapa properties, subject to the availability of funds.  We will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources will be sufficient to fund operations as currently anticipated for the next year.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  See note titled "Forward Looking Statements" at the end of this report.

Financing - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  Due to increasing precious metal and base metal prices and revived market interest in mineral exploration companies over the past several years, our ability to raise funding for precious metal exploration has been favorable.  During fiscal 2003, we raised a total of $4,699,600 from the sale of our securities through private placements and exercise of warrants and options.  During 2004, we raised $1,484,954 from the sale of our securities through a private placement and exercise of warrants and options as detailed below:

During the first quarter ending February 29, 2004, we raised a total of $288,825 from the sale of our securities as follows:

Warrants were exercised for the purchase of 605,250 shares for proceeds of $198,825

Stock options were exercised for the purchase of 300,000 shares for proceeds of $90,000.

During the second quarter ending May 31, 2004, we raised a total of $212,638 from the sale of our securities as follows:

Warrants were exercised for the purchase of 450,625 shares for proceeds of $172,638

Stock options were exercised for the purchase of 100,000 shares for proceeds of $40,000.

During the third quarter ending August 31, 2004, we raised a total of $901,813 through the sale of our securities as follows:

A Private Placement of 800,000 Units at $1.10 per Unit raised proceeds of $880,000.

Warrants were exercised for the purchase of 51,375 shares for proceeds of $15,812.50

Stock options were exercised for the purchase of 30,000 shares for proceeds of $6,000.

During the fourth quarter ending November 30, 2004, we raised a total of $81,678.45 from the sale of our securities as follows:

Warrants were exercised for the purchase of 188,317 shares for proceeds of $66,678.45

Stock options were exercised for the purchase of 75,000 shares for proceeds of $15,000.

Use of proceeds for 2003 and 2004 - During fiscal 2003, we completed five private placement financings which raised gross proceeds totaling $3,474,600 ($500,000 in the third quarter and $2,974,600 in the fourth quarter).  As required in the filing of the respective private placement details with regulatory authorities, we disclosed that the intended use of the private placement proceeds would be in aggregate: $1,574,600 for general working capital, $1,800,000 for expenditures/exploration on our mineral properties, and $100,000 for mineral property acquisition.

During fiscal 2003, our expenditures/exploration on mineral properties totaled $648,633 including mineral property acquisition costs of $123,905.   During fiscal 2004, our expenditures/exploration on our mineral properties totaled $2,136,270 for the year ending November 30, 2004.   As required in the filing of private placement details with regulatory authorities, we disclosed that the intended use of the $880,000 proceeds from the private placement completed during the third quarter 2004, would be $440,000 for general working capital and $440,000 for expenditures/exploration on our mineral properties (including $25,000 on the Eskapa property to refurbish and expand the camp, repair and enhance access roads and prepare drill pads for the next phase of drill testing at a later date). The disclosed use of proceeds of $2,340,000 for expenditures/exploration on our mineral properties during fiscal 2003 and 2004 was more than fulfilled as actual expenditures/exploration on our mineral properties was $648,633 during 2003 and $$2,136,270 during 2004, for a total of $2,784,903.

Anticipated Capital Requirements  - We anticipate that we will be able to fund our ongoing operations over the next year from funds on hand.  In relation to our proposed exploration programs, management will work to secure $2 million+ in equity financings to fund continued exploration on the Los Zorros property, Eskapa property and possibly other SAMEX prospects.  Our preferred method of financing is through simple direct private placements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into.  If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the option payments listed under the "Table of Contractual Obligations" (see below).  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the obligations listed under the "Table of Contractual Obligations" (see below) and other operating expenses in the normal course of business.  See note titled "Forward Looking Statements" at the end of this report.

Research and Development, patents and licenses, etc. - We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information - The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, relative strength of the U.S. dollar, Chilean Peso and of other currencies as against the Canadian Dollar, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.  If metal prices are weak, it is more difficult to raise financing for our exploration projects.  There is no assurance our attempts to attract capital will be successful.  Failure to attract sufficient capital may significantly affect our ability to conduct our planned exploration activities. Conversely, when metal prices are strong, competition for possible mineral properties increases as does the corresponding prices for such prospective acquisitions and the cost of drilling and other resources required to conduct exploration activities.

We have followed the policy of writing down to nominal value any of our mineral properties on which we have not conducted any significant exploration activities within a particular fiscal period and do not plan to conduct exploration activities within the current fiscal period, regardless of our long term view of the prospects of the particular property.  Since our future exploration activities are dependent upon a number of uncertainties including our ability to raise the necessary capital (which is in turn affected by external factors such the prices of precious and base metals), we may be required, by application of this accounting policy, to write down other properties now shown as an asset in our consolidated financial statements to nominal value, even though we may intend to conduct future exploration activities on them after the current fiscal period.

Increasing precious metal and base metal prices over the past year, and renewed market interest in mineral exploration companies, enabled us to acquire additional capital from the issuance of our common shares and the exercise of outstanding warrants and options.  We anticipate that the price of gold, silver and other metals will strengthen during the next year which should enable us to secure additional equity financing.  We anticipate that the continued strength in metal prices will also make the acquisition of quality exploration prospects more expensive, as well as increase the costs of exploration generally.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, which is entirely outside of our control.  See note titled "Forward Looking Statements" at the end of this report.

Off Balance Sheet Arrangements - We do not have any material off-balance sheet arrangements out of the ordinary course of business other than verbal employment or consulting agreements with our executives.

Employees, Salaries, Bonuses, Payment to Related Party - During the first quarter of fiscal 2004, we had 13 employees, the majority of which were involved in the exploration activity on our Los Zorros prospect in Chile.  By comparison, we had five employees during the first quarter of 2003.  Salaries, for employees who are also directors or officers of the Company, totaled $96,769 for the first quarter ended February 29, 2004 as compared to $87,528 for the first quarter 2003.  This increase compared to the first quarter of fiscal 2003 is mainly due to salary increases effective January 1, 2004 for senior officers/employees.  The Compensation Committee recommended these salary increases to the Board of Directors to bring salaries up to current competitive levels of those in the exploration/mining industry.  During the first quarter, the Compensation Committee recommended to the Board of Directors, that a bonus be paid in December 2003 to senior officers of the Company who have also been employees of SAMEX since 1995.  It was resolved that in recognition of the continued efforts and long-term service of the senior officers/employees of the Company, the Company pay cash bonuses, on a one-time basis and in lieu of any Christmas or other bonus, equal to one month's salary for each of the individual senior officers as follows: Jeffrey Dahl, President - $7,000; Robert Kell, Vice President, Exploration - US$7,250; Larry McLean, Vice President, Operations - $6,250; Brenda McLean, Corporate Secretary - $4,375.  During the first quarter ended February 29, 2004, legal fees of $2,601 were paid to Leschert & Company Law Corporation, a legal firm controlled by one of our directors.

During the second quarter of fiscal 2004, we had 20 employees, the majority of which were involved in the exploration activity on our Los Zorros prospect in Chile.  By comparison, we had five employees during the second quarter of 2003.  Salaries, for employees who are also directors or officers of the Company, totaled $103,417 for the second quarter ended May 31, 2004 as compared to $85,698 for the second quarter 2003.  During the second quarter ended May 31, 2004, legal fees of $10,700 were paid to Leschert & Company Law Corporation, a legal firm controlled by one of our directors.

In the third quarter of fiscal 2004, we had 21 employees, the majority of which were involved in the exploration activity on our Los Zorros prospect in Chile.  By comparison, we had five employees during the third quarter of 2003.  Salaries, for employees who are also directors or officers of the Company, totaled $102,925 for the third quarter ended August 31, 2004 as compared to $84,867 for the third quarter of 2003.  During the third quarter ended August 31, 2004, legal fees of $8,378 were paid to Leschert & Company Law Corporation, a legal firm controlled by one of our directors.

During the fourth quarter of fiscal 2004, we had 21 employees, the majority of which were involved in the exploration activity on our Los Zorros prospect in Chile.  By comparison, we had 10 employees during the fourth quarter of 2003.  Salaries, for employees who are also directors or officers of the Company, totaled $100,712 for the fourth quarter ended November 30, 2004 as compared to $85,570 for the fourth quarter of 2003.  During the fourth quarter ended November 30, 2004, legal fees of $11,707 were paid to Leschert & Company Law Corporation, a legal firm controlled by one of our directors.

Table of Contractual Obligations - The following table summarizes our contractual obligations as of November 30, 2004, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Option Payments - Hochschild Option (1) Advance Royalty	US$150,000	US$50,000	US$100,000	Advance Royalty US$200,000	Advance Royalty US$300,000
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$150,000	US$50,000	US$100,000	Advance Royalty US$100,000	Advance Royalty US$400,000

(1) These payments are pursuant to an option to purchase mineral property forming part of our Los Zorros Property under the Unilateral Purchase Option Contract Covering Mining Concessions dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compania Minera y Comercial Sali Hochschild S.A..  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  The Advance Royalty payments  (which would be recoverable from future royalty payments) would be required if the property was not in production by December 31, 2007 (see "Mineral Exploration Properties" - "Los Zorros Property" for details).

MINERAL EXPLORATION PROPERTIES

(listed alphabetically)

EL DESIERTO PROPERTY

The El Desierto property is located in southwestern Bolivia at elevations ranging from about 3,800 to 4,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property covers a trend of eroded stratovolcanoes and range-front fault structures along the Bolivian/Chilean border.  The property is within a geologic belt extending through Peru, Chile, and Argentina that is renowned for acid-sulfate gold-silver-copper deposits and some of the world's largest porphyry copper mines.  Exploration at El Desierto is focused on delineating targets for epithermal gold ore bodies and for porphyry copper deposits.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. ("El Roble"), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Emibol S.A. paid all costs for the staking of these concessions and under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.

During 1997, we conducted reconnaissance IP surveys, sampling and mapping on the property.  No exploration was conducted during 1998, but additional mineral concessions were staked to expand the property.

In 1999, we granted International Chalice Resources Inc. ("Chalice") an option to earn up to a 35% joint venture interest in the El Desierto property by expending a total of US $500,000 on the property (El Desierto Property Option Agreement dated September 30, 1999).  SAMEX/Chalice exploration during 2000 involved road construction, geologic mapping, trenching, sampling, geochemical analysis and geophysical surveys on a portion of the property.  After two phases of exploration, SAMEX/Chalice decided the results on this portion of the property were not sufficient to warrant drilling at the time.  Since no immediate exploration was planned, Chalice agreed to fund annual property holding costs and we granted Chalice a three year extension on their option.   Effective February 26, 2002, Chalice decided to drop their option, relinquishing all rights under the El Desierto Property Option Agreement.  SAMEX had received a total of US$216,147 in option payments from Chalice up until the time the option was dropped.

No exploration has been conducted on the El Desierto property since the SAMEX/Chalice program in 2000.  We continue to maintain a reduced portion of the El Desierto claims (3,894 hectares) for further evaluation subject to the availability of financing or other joint venture agreements.  Patent fees ranging between approximately US$1.00 to $2.00 per hectare must be paid annually to maintain the mining concessions.  The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESKAPA PROPERTY

The information herein respecting the Eskapa property is based on a technical report prepared by Robert E. Kell, Vice President Exploration and a Director of SAMEX Mining Corp., who is a certified professional geologist and a "qualified person" pursuant to the requirements of Canadian Securities Administrators National Instrument 43-101.  A copy of such report has been filed with the British Columbia Securities Commission and Alberta Securities Commission and is available for review by interested persons at www.sedar.com.  SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia and situated 150 km by road southwest of Uyuni, and 20 km southeast of the rail station of Chiguana.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.  The property is readily accessible from Uyuni, Bolivia or Calama, Chile.  We explored the property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999.  Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.  SAMEX has expended over a million dollars on exploring the Eskapa property with cumulative Deferred Exploration Costs since 1995 totaling $1,244,650 at November 30, 2004.

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks.  The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone.  The stratovolcano core zone had, up until 1995, surprisingly not been explored during modern times.  Colorful chrysocolla mineralization on the lower north flank of the stratovolcano was worked in pre-historic times by indigenous people.  In the stratovolcano core zone, Spanish Colonial-era prospectors explored silver-mineralized vuggy silica-barite outcrops with minor production from shallow irregular workings.  An unknown Chilean mining concern sank a 45 meter-deep shaft near one of the Spanish workings in the late-1870's just before the outbreak of the War of the Pacific There is no indication of any production from this shaft.  The geologic setting, extensive hydrothermal alteration, presence of silver-lead-antimony sulfosalt mineralization, accessible location, and lack of any previous exploration drilling made the area attractive to us for acquisition.

The strong argillic, advanced-argillic, and vuggy silica alteration are focused on porphyritic dacite and hydrothermal breccia which occupy the stratovolcano core zone.  The nature of the alteration and widespread abundant pyrite are characteristic of the high-sulfidation-type of precious-metal mineralizing system, which occur in the Cordillera Occidental of South America.  At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults.  The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters.  Based on our sampling, grades of this mineralization in dump and rock-chip samples are variable, but typically contain high amounts of silver (>69.3 ppm to 2260 ppm (g/mt), lead (>144 ppm to 23100 ppm) and antimony (165 ppm to 25800 ppm) with anomalous mercury 1140 ppb (to 90000 ppb), but with very low gold values (<5 ppb).  Surrounding clay-pyrite-altered porphyritic dacite contains anomalous amounts of mercury, arsenic, and antimony, and low values in gold and silver.  The mineralized zones appear to represent the leakage up from more substantial mineralization at depth.

Our exploration of the stratovolcano core zone (1995-1999) included: considerable road building for access, geologic mapping, considerable rock-chip sampling and running IP surveys over long lines.  The data from these efforts showed that silver-lead-antimony sulfosalt/sulfide mineralization is tightly restricted to the zones of vuggy silica-barite and no indication could be found of a shallow bulk-tonnage type of deposit.  The IP surveys generally detected the high-resistivity expression of the zones and demonstrated a depth extent in excess of the 250-meter search depth limit.  The first attempt in 1999 to core drill the zones (March-June, 1999) produced mixed results.  Some holes were unfortunately not properly located and aimed, and missed making the intended down-dip intersection.  However, two drill holes (DDH-EK-99-02 and -04) did make interesting intersections confirming that the vuggy silica-barite rock does continue to depth, but silver grades were disappointing.  DDH-EK-99-02 intersected a thick vuggy silica-barite zone of 13.0 meters true width containing 41.8 ppm (g/mt) silver with low detectible gold (7 ppb) and anomalous copper, lead, antimony with anomalous mercury.  However, the intersection was considerably affected by a late oxidation alteration of sulfosalt/sulfide minerals producing abundant limonitic minerals.  This suggested that the metal values were much reduced in the intercept due to possible leaching of silver and base and pathfinder metals.  Hence, the intersection was not representative of mineralization elsewhere along strike or at depth along the zone.  The other intersection (DDH-EK-99-04) was located at high elevations at the east end of the same zone and was complicated by faulting.  The recovered fault-bounded sliver of the vuggy silica rock contained 109.2 ppm (g/mt) silver over a 0.30 meter true width.  No funding was available to pursue follow-up drilling and consequently, no exploration work was carried out from June, 1999 to December, 2000.

In November 2000, we granted International Chalice Resources ("Chalice") an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 by November 15, 2003.  Later, we agreed with Chalice to amend certain terms of the agreement by reducing total option payments required, to US $461,137.98, by an earlier date, February 28, 2002.  Chalice completed option payments totaling US $461,137.98 by February 28, 2002 and thereby earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the property.  However, in October 2002, we negotiated an agreement to restore our original 99% interest in the Eskapa property by purchasing-back the rights earned by Chalice under the Eskapa Property Option/Joint Venture Agreement.   We arranged to purchase-back this right to a 40% interest from Chalice by:

a) paying Chalice $50,000 cash ($25,000 paid on signing and $25,000 by October 3, 2003[paid]);

b) issuing 200,000 of our shares to Chalice (issued November 4, 2002);

c) granting Chalice a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option/Joint venture Agreement with Chalice terminated and we now hold a 99% interest in any mining operations which may be established on the property.

The option payments from Chalice provided us with the funding to resume exploration on the Eskapa property in 2001 to identify and drill new targets for precious-metal mineralization.  Compilation of our previous exploration data outlined ten (I-X) prospective mineralized zones within the stratovolcano core zone, but exploration attention was instead focused in the Breccia Area to the southwest where considerable breccia was found and then evaluated using geologic mapping, rock-chip sampling, and running IP surveys.   These zones could be interpreted as the fault-offset continuation of those found in the stratovolcano core zone.  However, although the breccia zones contain anomalous mercury and, locally, antimony, arsenic, and zinc, no values for gold or silver are present.  The only attempt at drilling in the Breccia Area encountered faulting and no indication of precious-metal mineralization was intersected.  Exploration for a concealed significant copper deposit related to the oxide-copper-mineralized pebble breccia bodies of the Copper Zone also did not yield positive results from drill testing one of the IP chargeability targets.  A cored intersection through one of the pebble breccia bodies (DDH-EK-01-1C) yielded a 1.0 meter true width of 5% copper and 10 ppm (g/mt) silver.  The decision was made to locate a deep drill test of one of the vuggy silica-barite zones (Zone III) in the stratovolcano core zone.  The test (DDH-EK-01-11) was sited toward the far southeast end of Zone III, using DDH-EK-99-02 as control, and made a complete drill intersection through the vuggy silica target at a depth between 392.70 to 457.10 meters depth.  The intersection revealed toward the footwall of the zone, the vuggy silica-barite rock is cut by massive veins/veinlets of gold-bearing, high-grade copper-silver-antimony-bismuth sulfosalt/sulfide mineralization.   The analytical results, solely on the recovered part of one of the veins (0.20 meters apparent width), give a glimpse of the tenor of the mineralization which might be more extensive elsewhere along this and similar mineralized zones.  This vein sample contains 1890 ppm (g/mt) silver, 6.1% copper, 4.18% antimony, and 2.93% bismuth with 1.180 ppm (g/mt) gold and occurs in an interval (0.75 meters true width) of vuggy silica-barite (445.45 to 446.95 meters) which contains 0.583 ppm (g/mt) gold, 331 ppm (g/mt) silver, 1.04% copper, 0.71% antimony, and 0.43% bismuth.  Toward the top of the interval is a silica-barite veinlet interval with 1.280 ppm (g/mt) gold and 89.0 ppm (g/mt) silver and low copper, antimony, and bismuth.  This veinlet is relatively gold-rich and is considered different perhaps reflecting late-stage, secondary gold veins or gold deposition.  Although the deep intersection revealed that the mineralizing system below the stratovolcano core zone becomes auriferous and could contain high-grade copper-silver-antimony-bismuth mineralization, no funding was available at that time to continue follow-up drilling elsewhere along the numerous prospective zones.

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a "guide" to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.   Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  A drill program involving 4,500 meters of core drilling in up to 12 holes is proposed to test at depths of up to 400 meters along Zones I-II, III, IV, V, IX, and X at a cost of approximately US $1,000,000.  We plan to resume exploration on the Eskapa precious metal prospect during 2005.

The Eskapa property covers approximately 3,700 hectares and consists of the "Eskapa" concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano.  This large concession encompasses two smaller concessions, "Estrella" / "Mi Morena" (concession #4763) which together cover 115 hectares.  On the north side of the stratovolcano, the "Eskapa II" concession covers 700 hectares.

The concessions are owned by Empresa Minera El Roble S.A. ("El Roble"), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Emibol S.A. paid all costs for the staking of these concessions and under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A., and to a US$2,000,000 cash royalty payable to International Chalice Resources Inc., to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Patent fees of approximately (depends upon US$/Boliviano exchange rate) US$2.00 per hectare must be paid annually to the Bolivian government in order to maintain the mining concessions.   The Eskapa Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

LOS ZORROS PROPERTY

We, through our Chilean subsidiary, Minera Samex Chile S.A., have approximately 7,800 hectares of mineral concessions in the Los Zorros district situated 60 kilometers south of Copiapo, Chile.  The exploration objective at Los Zorros is discovery of several bulk-tonnage gold, copper-gold, and/or gold-silver-copper deposits.

Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion underlying parts of the area. The bulk tonnage-style targets are geologically diverse and include: porphyry-hosted copper-gold, gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization, gold-silver-copper-mineralized breccia bodies, and epithermal mantos-hosted gold.  Emplacement of altered/copper-gold-mineralized quartz-eye porphyry centered on the property, may have been controlled by dilational opening (extension) produced by the stress-strain regime of the regional Atacama Fault system.  The vein swarm mineralization appears to comprise an extensive sigmoidal-loop (S-shaped) fracture system produced by wrench movements between large-scale regional faulting.  The gold-mineralized breccia and mantos likely represent later stages of the above mineralizing events.

Target identification/delineation at Los Zorros has been facilitated by the completion of an airborne orthographic photo survey over the entire property, ground topographic surveys, continuing detailed geological mapping, rock chip sampling/assaying, surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  Whole-rock geochemical analyses and thin section examination of the various rock types was also undertaken to help interpret the mineralization.   During 2004, we completed 8,617 meters of diamond core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays.   Norex Drilling Limitada, a Chilean subsidiary of a Canadian company, Norex Drilling International, conducted the drilling using two drill rigs. The exploration work during 2004 was focused in Exploration Areas I, II, and III which are only a portion of the seven target/project areas that we have identified to-date. (We have changed the nomenclature used to identify specific areas of focus within Los Zorros to better reflect the expanding number, size and diversity of targets being defined as exploration continues.  Previously described "Targets I through VII" are now referred to as "Exploration Areas I through VII".  Within each "Exploration Area", there may occur unique areas of focus that will be alphabetically labeled "Targets A, B, C etc.".)

Our exploration at Los Zorros has identified seven "Exploration Areas" to-date within the Company's land holdings which cover 78 square kilometers.  Exploration Areas II through VII encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend adjacent to a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Exploration Area I).  Due to the number of targets within the Los Zorros property, the extensive size, and character of the alteration and mineralization of each individual area, each "Exploration Area" is being explored as an individual project.  Below are summaries of each of the Exploration Areas identified thus far and exploration results obtained to-date:

Exploration Area I - Exploration Area I is situated in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Bulldozer trenching has exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

Trench	Length In Meters	Average Copper %	Average Gold ppm*	Average Molybdenum ppm
P-1	106.0	0.105	0.039	20
P-2	219.0	0.252	0.103	13
P-3	213.4	0.186	0.212	33
P-5	67.0	0.266	0.189	20
P-6	110.8	0.145	0.256	12
P-9b	104.3	0.066	0.069	18
P-9c	89.0	0.077	0.018	51
P-16	129.4	0.277	0.149	12
P-18	207.3	0.102	0.081	<2
C-1	199.0	0.069	0.100	<6
LR1-17	51.0	0.051	0.580	17
Weighted average of trench samples in target area		0.151	0.143	17

     * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

The geologic setting of this target has been disclosed by trenching to be porphyritic diorite and quartz diorite which has been strongly hypogene altered (clay-silica and sericite-pyrite) and cut by later igneous dikes.  Strong supergene effects have produced secondary clays plus iron-oxide and oxide-copper minerals.  The oxide-copper mineralization occurs in all rock types mostly as copper wad and chysocolla along abundant fractures, structurally controlled wide zones of multiple orientation, and as strong disseminations in altered diorite.  The original copper mineralization appears likely to have been comprised of gold-bearing, copper sulfide (chalcopyrite) associated with the hypogene alteration within the porphyritic dioritic rocks.

During our phase-one drilling program in 2004, six core drill holes tested only a portion of the porphyry intrusions, encountering long intervals of low-grade copper/gold mineralization (see table below) in each hole.  Drilling was principally along a 500-meter long fence of four inclined holes (P1, P2, P3, P4) which were spaced on an east-west line, systematically testing across the central part of the large copper/gold anomaly defined earlier by trenching.  Two additional inclined holes (P5 and P6) were drilled 200-meters southwest, and 400-meters south of the fence, respectively.

Hole #	From	To	Interval (m)	Cu %	Au ppm
P1	5.45	228	222.55	0.163	0.061
including	16.7	37	20.3	0.499	0.051
	14	86	69.3	0.236	0.045
AND incl.	206.5	227	20.5	0.404	0.276
P2	7.5	245.8	238.3	0.144	0.117
including	178	204	26	0.31	0.216
P3	2.1	330	327.9	0.175	0.147
including	2.1	72	69.9	0.29	0.243
P4	6.5	306	299.5	0.163	0.108
including	9.5	86.75	77.25	0.249	0.145
OR incl.	9.5	132	122.5	0.237	0.152
P5	6.3	293.2	286.9	0.035	0.03
P6	7.5	221.5	214	0.083	0.057

Evaluation of the drill data suggests that this mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized parts of the porphyry copper/gold system within Exploration Area I.  Conclusive interpretations of the geologic features and geochemical results of Exploration Area I are not yet complete and work is in progress to advance a deeper understanding of the mineralizing system.  The porphyry system extends over a large area and will be followed up with phase-two drilling after further analysis of phase-one drill results have more clearly defined the influences, controls and direction of the mineralizing source.  Further work within Exploration Area I will focus on searching for other areas of higher grade oxide and secondary sulfide mineralization which are advantageously positioned at shallow depths and for protore zones of combined high copper/gold grade with significant width.  For additional details on Exploration Area I please see News Releases No. 1-04, 2-04 and 8-04 in the News Release section.

Exploration Area II - Exploration Area II is comprised of two prospective areas: first, an area where gold was previously mined on a small scale via open cut methods and which is marked by strong clay alteration and silicification with abundant iron-oxide minerals over an area about 500 meters long by 200 meters wide.  The gold mineralization occurs in mantos-like layers (intervals of altered tuff units) in a package of andesite flows and diorite sills which are gently dipping and positioned at shallow depths.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.  An additional prospective area may occur in down-dropped fault blocks to the south of the small mine workings where favourable stratigraphic intervals are concealed beneath capping siliclastic and volcaniclastic sedimentary rocks.

Phase-one reconnaissance drilling and trenching in Exploration Area II identified four important prospective targets (A through D) for gold (-silver) and copper-gold mineralization.  The four targets are spatially separate and distinctly different from each other with respect to geologic setting and features of the mineralization.  Following are brief summaries of Targets A, B, C and D in Exploration Area II (for details and tables of significant geochemical analytical results please see News Release No. 1-05 in the News Release section):

Target A - Two holes, ML-04-01 and ML-04-02 were drilled in the Target A area where gold-mineralized mantos and underlying thick hydrothermal breccia was intersected and could comprise an extensive zone along the contact and outer margin to a sill-like porphyritic diorite intrusion.  Core drill hole ML-04-01 was aimed inclined (-45o west) to test shallow, mantos-hosted gold mineralization prospected with small mine workings.  The mantos zone was intersected between drilling depths of 27.0 to 31.7 meters and was found to be comprised of a vuggy silica, clay-altered and replaced interval within perhaps what was a volcanic unit (tuffaceous) or volcaniclastic rock.  Abundant, disseminated, fine-grained pyrite is also present.  The gold content ranges from 1.240 g/mt to 4.140g/mt and averages 2.579 g/mt with a silver average credit of 15.9 g/mt over a true width of 4.4 meters.  Of importance, the gold-mineralized mantos occurs within a very wide halo of strongly anomalous gold values (see weighted average geochemical results in News Release No. 1-05).  The hangingwall interval to the mantos (5.40 to 27.0 meters depth) averages 0.275 g/mt gold and the entire footwall interval of mostly silicified/clay-altered hydrothermal breccia (31.7 meters to 102.7 meters) averages 0.167 g/mt gold. (NOTE - Analytical results are received in parts per million (ppm).  1ppm = 1 gram/metric tonne (g/mt))

Target B is a thick, gold-bearing mantos interval positioned and concealed beneath a diorite sill and represents a "blind" discovery crossed by two holes, ML-04-06 and F-04-02.   Drill hole ML-04-06 was drilled 600 meters west of Target A.  The core hole penetrated down through a diorite sill to +/-125 meters drilling depth, then underlying andesite volcanic rocks, and then entered into strongly altered, layered and stratified sedimentary rocks including: fine-grained calcareous silts, marls, volcaniclastic rocks and a meta-evaporite sequence of bedded gypsum and anhydrite.  The sedimentary rocks overlying the evaporite rocks are strongly silicified and replaced possibly with some fine-grained barite, and have a vuggy texture containing drusy crystalline quartz and Fe-carbonate (ankerite) plus variable amounts of pyrite.  The underlying sequence including the lower part of the anhydrite unit is replaced by variable amounts of banded massive pyrite and specular hematite. A second drill hole, F-04-02, was sited 170 meters to the west, aimed eastward inclined at -50o  and made a similar intersection crossing through the prospective stratigraphic interval.  In both holes, the altered packages of sedimentary rock below and above the gypsum-anhydrite unit were found to contain anomalous amounts of silver, copper, mercury, and arsenic.  Upper and lower subintervals of anomalous gold importantly also occur within the altered sedimentary rock packages.  The geologic setting of reactive calcareous sedimentary rocks, character of the alteration (silicification) and geochemical signature (see weighted average geochemical results in News Release No. 1-05) of prominently anomalous amounts of pathfinder metals mercury and arsenic, suggest that the intersected thick mantos interval could be the more-distal, low-grade part to a large epithermal gold-silver deposit.

Target C is a stockwork-veined porphyritic intrusion with strongly anomalous copper-gold-mercury content which is concealed beneath pampa cover and was discovered by the drilling of hole ML-04-03 (300 meters north of Target A).  The hole was drilled in covered pampa to investigate the interesting geochemical results for gold, silver, and copper intersected in an earlier reverse-circulation hole drilled by a previous party.  The hole penetrated a strongly altered porphyritic diorite intrusion to a final depth of 537 meters.  In the upper part of the drill hole (i.e. 124.00 to 318.30 meters), the intrusive is cut by numerous (>5 veinlets/meter to >20veinlets/meter) anhydrite veinlets and veins, a few well-mineralized with conspicuous globs of chalcopyrite.  Below 318.30 meters to 445.00 meters, complicated and abundant (to 40 veinlets/meter) quartz-pyrite stockwork veinleting dominates.  This latter style of veinleting returns to moderate abundance from 486.00 meters to the bottom of the hole.  Minor visible chalcopyrite is observed in some of the quartz veinlets.   In the drill hole, the intrusion retains, in many places, a relict propylitic alteration (chlorite-magnetite-pyrite), but is largely converted by a second alteration to clay-silica-pyrite and locally quartz-sericite-pyrite.  This superposed hydrous alteration is related to the emplacement of the anhydrite and quartz -pyrite veining and chalcopyrite mineralization.  Essentially, the entire drill hole contains anomalous copper (>100 ppm to mostly <1000 ppm) and, anomalous amounts of gold (>0.100 ppm to 0.480 ppm), are also present over numerous, some long, intervals (see weighted average geochemical results in News Release No. 1-05).  Elevated amounts (10 ppm to 64 ppm) of molybdenum also appear from a depth of 498.45 meters to the bottom of the hole.  One anhydrite-veined zone of more intense chalcopyrite mineralization runs 1.84% Cu over a 2.75 meter width.  The nature of the pervasive alteration and associated heavy pyritization suggests that the hole penetrated across the outer (east) margin of a porphyry copper intrusion and that the centrally positioned potassic-altered, copper-gold-mineralized core lies to the west of the drill hole.  Two holes ML-04-04 and -05 were drilled in covered pampa to the east of ML-04-03 and results show that these were located outside of the altered and mineralized portion of the intrusion.  Further drilling will be carried out in the phase-two drill program to pursue Target C beneath covered pampa to the west of drill hole ML-04-03.

Target D - Trenching and sampling conducted 1500 meters west of Target A, exposed gold mineralization hosted in silicified and clay-altered quartz-eye porphyritic intrusion.  Aa series of four, east-west-oriented trenches were excavated across an area of outcropping ridges of intrusive diorite previously prospected with old pits.  Two trenches (TMW-9 and TMW-10) are positioned on the south side of an east-west quebrada (dry gulch) and lie end to end to comprise one 220-meter long cut.  These trenches expose iron oxide-stained, clay-alteration and silicification with significantly anomalous gold content (0.207grams/metric tonne over 36 meters and 0.326 grams/metric tonne over 180 meters)) over a combined true length of approximately 200 meters (see weighted average geochemical results in News Release No. 1-05).  Weakly anomalous copper values (123 ppm to 400 ppm) are associated with the anomalous gold values in some samples.  Trench TMW-11, which is due north of TMW-9 and TMW-10, did encounter low-level detectible gold in all samples and a few values are at anomalous levels (0.114 ppm to 0.377 ppm).  Trench TMW-13, which lies west of trench TMW-11, also exposed numerous intervals with detectible to anomalous gold values.

Exploration Area III - Exploration Area III is a large area hosting a complex swarm of numerous barite veins which have been historically mined in many places on a small scale for gold and barite.  The area has been geologically mapped and veins have been sampled in most exposures.  Numerous bulldozer trenches have been completed and sampled as three meter-long channel cuts.  Detailed geologic mapping and geochemical analytical results together outline a target area 1200 by 800 meters of principal gold-bearing barite veins which comprise a complex swarm cutting across limestone, sedimentary and volcanic rocks and underlying diorite sill.  The area is being explored for several types of bulk-tonnage, gold-silver and gold-silver-copper sulfide deposits including Candelaria-type gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization.

Veins of the swarm within sedimentary/volcanic rocks are composed of coarse-bladed barite, minor quartz, with interstitial oxide-iron and -copper minerals and range in width from tenths-of-meters to several meters.  In many places, the veins were mined for free gold to the shallow depths where the water table was encountered.  Sampling has shown that all of the oxidized barite veins carry anomalous to moderately high amounts of gold; many, in addition, also contain significant amounts of copper and silver as shown in the following table of weighted average grades for 181 samples across the veins:

	Width meters	Gold ppm*	Silver ppm*	Copper ppm
Maximum Value	3.1	17.8	32.1	58,600
Minimum Value	0.1	0.01	0.01	3
Average	0.82
Weighted Average Grade		1.35	3.5	3,721

       * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

In places where the vein zones are exposed at the surface in diorite sill (beneath the overlying sedimentary/volcanic rocks), much-broader widths of hematite-silica-clay alteration is formed.  Trenching has shown that these oxidized zones in sill attain appreciable widths and carry anomalous gold (see table below), with many samples containing weakly anomalous silver, copper, and mercury.

Trench	Number of Samples Over Length in Meters	Average Gold ppm*
TN1	14 samples over 42 meters	0.267
TN2 including	34 samples over 102 meters 5 samples over 15 meters	0.389 1.204
TN3	26 samples over 78 meters	0.472
TN4	13 samples over 63 meters	0.202
TN5	22 samples over 66 meters	0.245

    * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

Below strong oxidation effects toward the bottom of a 20-meter deep shaft sunk at the south end of the swarm, the vein is comprised of covellite-chalcocite-pyrite with discernable sparse relict chalcopyrite (1.5 meters wide grading 4% copper, 120 g/mt silver, and 7 g/mt gold).  The wallrock to this vein is pervasively pyrite-sericite-clay altered and cut by minor quartz-barite veins and veinlets.  The extent, abundance and complexity of principal veins comprising the swarm, plus their well-mineralized nature, may indicate proximity to a large-sized source system preserved at depth. Hence, the vein swarm is interpreted to represent leakage of mineralizing solutions upward through the thick diorite sill and sedimentary/volcanic rocks from a possible deep-seated porphyry copper intrusion.

The geologic setting of the vein swarm leads to consideration of several, bulk-tonnage, target deposit types (possibly stacked one-over-the-other).  In the first type, gold-silver-bearing, copper sulfide mineralization could have been deposited in considerable amounts as vein/stockwork in altered parts of the diorite sill.  In the second type, thick intervals of stacked lenses of mantos replacement and associated fracture-controlled/breccia-hosted, gold-copper-sulfide mineralization could be formed within the sedimentary/volcanic section below and possibly above the diorite sill.  This latter Candelaria-type target could comprise deposits perhaps cumulatively containing +250 million metric tons grading 0.75% to 1.0% copper, 0.250 g/mt gold, and 2-3 g/mt silver.  Of interest, an indication of the presence of manto-style mineralization above the sill has been observed in mine dump samples of black limestone which contain chalcopyrite stringer veinlets and disseminated bornite (1.61% copper, 32.1 g/mt silver, and 0.012 g/mt gold).  The target size of the concentrated areas of copper sulfide veins and veinlets in altered diorite could amount to +150 million metric tons perhaps with an average grade of +0.75 to 1% copper, +0.5 g/mt gold, and +6 g/mt silver.  Drilling will be designed to test for these stacked-style of ore bodies by penetrating down across areas of most-complicated and abundant veining to test for a bulk-tonnage-type gold-copper-silver sulfide deposit within strongly altered and potentially well-mineralized diorite sill and then continue below the sill into the sedimentary section to search for a Candelaria-type deposit.

Phase-one drilling and trenching results from Exploration Area III were still being analyzed, compiled, evaluated and interpreted at the time of this report and updates will follow when this is completed.

Exploration Area IV - Exploration Area IV includes a gold-bearing, iron-oxide cemented breccia body cross-cutting the contact between limestone and underlying volcanic/volcaniclastic rocks with diorite sill.  A small open-pit gold mine within the breccia body (formerly identified as the San Pedro prospect) was worked in the early 1990's.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  The breccia is comprised of clasts that are up to several meters in diameter.  The controls of the breccia are in part structural and perhaps locally stratigraphic.  Breccia and related alteration features of silicification and barite deposition have been traced for 1,200 meters with thicknesses from several meters (distal) to over 40-meters at deepest depths observed.  Overlying alteration features, in places, are locally well-over 150 meters across.

Gold mineralization in the open-pit occurs in breccia which has been strongly affected by supergene leaching.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples.  The geochemical character of the breccia suggests that primary mineralization (breccia intra-clast cement) may have been comprised of gold-bearing, iron-copper+/-zinc sulfides with an epithermal character (overprint) of additional gold with associated anomalous arsenic and antimony.  The common presence of elevated to anomalous molybdenum values (up to 180 ppm) suggests that the source of the breccia-hosted mineralization may be a porphyry-copper intrusion.  Our drilling will be designed to test for possible extensions of the mineralized breccia body where mining has been historically focused, and, to determine whether the exposed parts of the breccia are actually the margin of a concealed, large central breccia pipe that could comprise a sizeable ore-body.  We are seeking to acquire an additional concession adjacent to this area.

Exploration Area V - Exploration Area V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historic barite mining activity to shallow depths (+/- 15 meters), focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

Exploration Area VI - Initial geologic mapping has defined an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in Target VI is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  The area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

Initial reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite in the area showed common elevated (0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contained weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.   Also in this area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to 2560 ppm), mercury (260 to 950 ppb), and antimony (112 to 304 ppm).

An intensive program of detailed sampling and trenching has not yet been started.  However, spot, outcrop chip sampling was extended northward, and a channel cut was taken along a 300-meter-long reconnaissance trench, located 400 meters north of the core area.  This east-west oriented bulldozer trench exposed numerous altered zones with widths from a meter to over 50 meters which are separated by intervals of weakly altered to unaltered diorite.  Continuous sampling along the trench wall was carried out at 5-meter-long intervals across all rock types.  The geochemical analytical results from this trench and other samples within the target area continue to show the common presence of elevated to anomalous gold and silver, high amounts of sodium, and many samples also contain low-level anomalous copper and mercury (see tables of geochemical results for 59 samples and 21 samples in News Release No. 4-04).

Exploration Area VII - An additional new area of exploration interest on the Los Zorros property is located 2.0 kilometers further north of Exploration Area VI along the same range front and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in Exploration Area VI.  Future work will be focused on further evaluating the outlying pampa to the west of the mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization similar in size and characteristics to Exploration Area VI .

The Los Zorros property contains numerous large-sized copper-gold and gold-silver-copper targets on a single property holding and thus represents a very important, strategic opportunity for SAMEX.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/mt gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/mt gold, 3.1 g/mt silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, and the fact that our exploration is still in progress, the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.

We hold an interest in approximately 7,800 hectares of mineral concessions in the Los Zorros district of which 1,464 hectares cover exploitation concessions, and the balance cover exploration concessions.  We have acquired our interest in these mineral concessions by a combination of: staking (approximately 4,662 hectares), by purchase at government auction (approximately 1,500 hectares), by a purchase agreement (1,429 hectares), and by a purchase option contract (209 hectares).  Details of the purchase agreement and the purchase option contract are described as follows:

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the "Los Zorros" district for US$50,000 cash (which has been paid).  Because of the vendor's interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Unilateral Purchase Option Contract Covering Mining Concessions dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compania Minera y Comercial Sali Hochschild S.A. - On November 6, 2003, we signed a formal Option Agreement and made the first option payment to acquire mineral concessions covering approximately 209 hectares.  Under the Option, SAMEX can acquire the concessions by making option payments totaling US$230,000 as follows:

i)

US$30,000 upon signing of the Option Agreement (which has been paid).

ii)

US$50,000 by October 31, 2004 (which has been paid);

iii)

US$50,000 by October 31, 2005;

iv)

US$100,000 by October 31, 2006.

The concessions are subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  The concessions are subject to Advance Royalty payments to a maximum of US$500,000 payable as follows:

i)

US$100,000 on December 31, 2007;

ii)

US$100,000 on December 31, 2008;

iii)

US$100,000 on December 31, 2009;

iv)

US$100,000 on December 31, 2010;

v)

US$100,000 on December 31, 2011.

All Advance Royalty payments would be recoverable through deductions from future N.S.R. Royalty payments.  SAMEX has an option to buyout the complete N.S.R. Royalty at any time for US$1,800,000.

Finder's Fee, Bonus and Royalty - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the concessions in the Los Zorros district are subject to the following finder's fee, bonus and royalty:

a)

A finder's fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions (which has been paid);

b)

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

c)

 Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.  Patent fees must be paid annually to the Chilean government in order to maintain the mining concessions.   In the case of an exploitation concession the annual patent fee is 2,950.2 Chilean Pesos per hectare (calculated as one tenth (1/10th) of a Monthly Tax Unit ("M.T.U.") which is 29,502 Chilean Pesos x 0.1 = 2,950.2 Chilean Pesos) which is about US$5 per hectare of exploitation concession.  In the case of an exploration concession the annual patent fee is 590.04 Chilean Pesos per hectare (calculated as one fiftieth (1/50th) of a Monthly Tax Unit ("M.T.U.") which is 29,502 Chilean Pesos x 0.02 = 590.04 Chilean Pesos) which is about US$1 per hectare of exploration concession.

SANTA ISABEL PROPERTY

The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia.  The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana.   Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization.  Minerals explored for on this property include zinc, silver, lead, indium, copper, gold, antimony and molybdenum.  During 1996 and 1997, we drilled 4,704 meters in 15 holes as part of reconnaissance exploration on the Santa Isabel porphyry system.  Drilling intersected vein swarms and disseminated sulfides hosting lead, zinc, silver, copper, gold, antimony and molybdenum.  The significant intervals of zinc-lead-silver mineralization in a number of the holes, suggested the potential for bulk tonnage zinc, silver, lead targets on the property.  During 1998, an additional 2,537 meters of core drilling was completed on the Vera Cruz West Zone situated within the Candelaria concession which at that time was part of the Santa Isabel property.  Results for zinc, silver, lead and indium were encouraging, but declining prices for zinc and other metals through the year forced us to re-evaluate the priority of exploration on the Santa Isabel properties.  As a result, effective September 7, 1998, we abandoned our option on the Candelaria concession which covered a 200 hectare portion of the Santa Isabel property.  The Candelaria option agreement required us to make substantial cash payments to the owner and, in addition, assume certain debts of the owner related to this concession.  Although a significant portion of the work on the Santa Isabel property had been conducted on the Candelaria concession, management concluded that continuing with the Candelaria option agreement on the existing terms could not be justified.  We wrote off $1,551,099 deferred exploration cost related to the Candelaria concession in 1998.  In relation to the remaining portion of the Santa Isabel property, a further $2,113,801 of costs were written off in fiscal 2000 due to inactivity on the property.

The remaining portion of the Santa Isabel property consists of our interest in 1,803 hectares covering a portion of the Goya I and El Bonete concessions which are held under an agreement dated March 24, 1995 between Corporation Minera de Bolivia ("Comibol") and our subsidiary, Samex S.A.  The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the "Comibol Agreement").  Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property.  If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.'s net profits interest in the property.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a)

an initial payment of US$6.00 per hectare ($14,124.00), which has been paid;

b)

during the first year, a payment of US$3.00 per Hectare ($7,062.00), which has been paid;

c)

during the first year, an additional payment of US$1,000.00/ month to March 1996, which has been paid;

d)

during the second year, an additional payment of US$2,000.00/ month from April 1996 through March 1997 (which has been paid); and

e)

a payment due March 1997 of US$100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US$1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500.00 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made, however, Comibol has not made any demand for payment or given Samex S.A. any notice of default under the Comibol agreement with respect to such non-payment.  Samex S.A. intends to suspend any decision with respect to retention of property or delivery of the corresponding payment pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol has confirmed to Samex S.A. that a portion of the Santa Isabel property is subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex that it is taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Comibol has advised that it is taking active steps to assert its legal rights to the disputed area and anticipates it will be successful in doing so.  Samex has in turn formally advised Comibol that it considers Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but that it is presently awaiting the results of the ongoing legal proceedings before taking further action. While Samex anticipates Comibol will be successful in its efforts, the outcome of the legal proceeding is dependant on factors outside of Samex's control and therefore there can be no assurance as to the actual outcome of the proceedings.  Samex has not yet analyzed the effect that a loss of the disputed area (34 hectares), if Comibol is not successful, would have on it, nor has it yet considered the existence and type of remedies which might be available to it in such event.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property.  Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more.  Geologic mapping and IP geophysical surveys have outlined a sulfide mineralized body 1000 meters long by 900 meters wide beneath the oxide zone.   Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton).  Some samples contain 0.23% to 0.50% antimony.  Further geologic mapping and rock-chip sampling are needed to advance this target to a drill-ready status.  We have not conducted any exploration at Santa Isabel since 1998.

Provided the issue with Comibol is resolved and we are able to re-negotiate our obligations under the Comibol Agreement on satisfactory terms, we intend to seek to enter a joint venture with a major company which is established in zinc, silver, indium and lead mining, refining and marketing in order to facilitate further exploration on the Santa Isabel Property.   The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature.

WALTER PROPERTY

The Walter property is located in Quijarro Province, Department of Potosi in Bolivia approximately 10 km north of the old El Asiento silver mining property.  It lies in the south-central part of the Bolivian Altiplano on the southern end of Frailes Mountains at elevations between 4,700 and 5,000 meters (15,400 to 16,400 feet).  The property is accessible by dirt roads from Potosi (145 kilometers) and Uyuni (80 kilometers).  In addition, the railroad between La Paz, Bolivia and Antofagasto, Chile passes within 80 kilometers of the Walter property through the town of Rio Mulatos.  Electric power is available from the Planta Killpani about 30 kilometers northeast of the property.  Water is available for mining purposes from small lakes on or near the property.

We have not conducted exploration on the property since 1997 and are seeking a buyer or a joint venture to further explore and exploit the Walter Project.  Located in the Altiplano of Bolivia, the Walter property is situated along a regional trend of deep-seated faults that served as conduits for the emplacement of veins and dacite porphyry intrusions.  The exploration objective is defining mineable reserves of gold, silver, lead, zinc, copper, arsenic and bismuth hosted within "Bolivian-style" polymetallic veins.  By June 1997, we had completed a total of 2,842 meters of drilling and 1,700 meters of underground drifting in the Walter South zone.  The surface trace of veins combined with the lateral and vertical extent of the drilling and drifting indicates vein mineralization of approximately 2 million tonnes within the limited dimensions explored (see table below).

Mineralized Block	Approx. Tonnage	Gold, Silver, Copper, Lead, Zinc, Bismuth Mineralization Average Grade
Vein	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Bi %
Potosi	1,003,000	3.972	299.65	0.82	0.35	3.17	0.24
Pupusani v4	234,000	1.529	77.0	0.13	0.43	16.19	0.02
Pupusani v3	278,000	1.125	437.0	0.14	2.07	4.86	0.08
Pupusani v2	132,000	2.107	66.1	0.11	0.09	4.90	trace
Mercurio	190,000	2.200	228.0	0.48	1.30	24.65	0.06
Rica	67,000	10.174	-	-	-	-	-
Huancarani	63,000	12.650	-	-	-	-	-

Additional potential exists along the open-ended lateral and down-dip extents of these veins and other structures. The Walter property is without a known body of commercial ore and our activities to date have been exploratory in nature.

During fiscal 2002, claim holdings on the Walter Property were reduced from 4,710 hectares down to the 910 hectares presently held 100% by our subsidiary, Bolivex S.A.   The Walter Mining Group concessions (910 hectares) were acquired by Bolivex from Minera Walter S.A. under a deed of transfer dated November 1, 1994, for a purchase price of US$500,000 (final payment completed in August 1998).  Patricio Kyllmann, our director, is also the President and a shareholder of Minera Walter S.A.  The Walter property is subject to a royalty payable to Minera Walter S.A. as follows: a 2% net sales royalty (defined as gross sales less the cost of smelting and sale) if the price of gold is up to US$500.00/ounce and 3% if the price of gold exceeds US$500.00.  Patent fees of approximately US$1.00 per hectare must be paid annually to maintain the mining concessions.

WARA WARA PROPERTY

The Wara Wara Property is located in the Altiplano region of southwestern Bolivia, at an elevation of 3,800 m (12,500 ft) and approximately 80 km east of the city of Potosi, where the world's largest silver deposit, Cerro Rico is situated.  Our exploration objective is to identify bulk-tonnage zinc-lead-silver mantos or sedex type ore bodies within the old Wara Wara mining district.   The property is positioned in a geologic/metallogenic belt that extends into Bolivia from northern Argentina.

Sampling the dumps of old workings on the Wara Wara property revealed that the grade of ore mined probably ranged between 15-25% zinc, 5-25% lead, 70-300 grams/metric ton silver, along with 2-5% copper from several mines where chalcopyrite locally occurs.  The workings are generally associated with narrow irregular veins, veined zones, and related localized mantos replacement within favorable stratigraphic intervals. The vein and mantos zinc-lead-silver mineralization occurs in a Silurian-Ordovician sequence of gray siltite and shale with prominent quartzite layers.  These prominent quartzite layers within the stratigraphic sequence are strongly altered (silicified with calc-silicate minerals) and mineralized with sphalerite and galena.

From 1996 through 2000, we conducted small exploration programs involving surveying, geologic mapping, sampling, geochemical analysis and 26 line-kilometers of IP geophysical surveys to advance the Wara Wara prospect.  A large IP chargeability anomaly, 3,000 meters long by 600 to 1,200 meters across, discovered within the concessions possibly represents significant zinc-lead-silver sulfide mineralization at depth.  No exploration has been conducted on the Wara Wara property since 2000.

The numerous drill targets on the Wara Wara property need to be further evaluated to better understand the depth position/dimensional extent of sulfide mineralization and possible complicating post-mineral faults.  This will also help in prioritizing the targets in order of importance.  We are eager to advance the Wara Wara prospect through a ten hole drill program, therefore a joint venture or private placement funding is being sought with major mining companies.  The Wara Wara Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

The Wara Wara property consists of 3,875 hectares owned 100% by our subsidiary, Emibol S.A.  The El Dorado concession (500 hectares) was acquired for US$500 pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A.  The Salvadora concession (46 hectares) was acquired from Careaga et al for US$9,000 pursuant to sale/transfer contract dated September 30, 1996.  The balance of the property was acquired by staking.  The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of between approximately US$1.00 and $2.00 per hectare must be paid annually to maintain the mining concessions.

YARETANI PROPERTY

The Yaretani Property is located in the Altiplano region of southern Bolivia.  The prospect is approximately 10 airline kilometers south-southwest of Atocha and 11 airline kilometers west of the railroad station of Escoriani.  Access to the property from Potosi takes seven hours via dirt road through Uyuni and Atocha.  Surface elevations of the prospect area range from 13,590 feet (4140 m.) to 14,440 feet (4400 m.).  Wide mineralized/altered fault zones trend northwestward across the property at elevations below 14,440 feet (4,400m.).  The relatively gentle nature of the prospect area is well-situated for development of a large mine.  The surrounding area is more than adequate for necessary infrastructure for a large mining operation.  Adequate water for a mining operation is available from nearby rivers and basins.  High-tension electric power lines of the Bolivian national grid are 11 kilometers from the property.  The national railroad line from Uyuni to Tupiza is only 15 kilometers by road from the property to the rail station of Escoriani.

The exploration target at the Yaretani Property is sediment- and shear-hosted gold and antimony.  Gold and antimony are stratabound in folded units of black shale and siltite.  Shear-hosted gold and antimony occurs in two distinct structures as stockwork veining and disseminated in black shale. This gold-antimony sulfide bearing zone comes to surface as two parallel zones, the Salamanca Zone and the Triunfo Zone.  Veins and stockwork veining in this sulfide-rich shear were exploited for their high grade gold (10 to >30 grams/tonne) in numerous old shafts, tunnels and pits which are scattered along the 2.5+ kilometer surface trace of the zone.

In 1996, we completed a 2,288 meter drill program on the Yaretani property.  Stratabound (sediment-hosted) gold mineralization was discovered in two drill holes and in the old 100 meter-long Condor #2 Tunnel where samples of the shale/siltite from the tunnel's dump grade from 2.5 to 3.5 grams of gold per tonne.  Drill Hole 1A on the Salamanca Zone intersected stratabound mineralization at a drill depth between 187.7 and 200.8 meters.  The interval averaged 0.684 grams of gold/tonne over a true width of 10.3 meters including 1.735 grams per tonne over 2.83 meters.  Approximately 2000 meters northwest of Drill Hole 1A, Hole 4A intersected three closely spaced zones of sediment-hosted sulfides between a drilling depth of 31 to 67 meters.  This 37 meter interval averaged 0.61 grams gold per tonne including a 10 meter interval from 43 to 52 meters averaging 1.65 grams gold per tonne (0.052 oz./t).  We have not conducted any exploration on the Yaretani property since 1996.

Additional drilling is required to test for near surface, shear-hosted or stratabound gold exploitable by open-pit methods.  This program is subject to the availability of financing and/or an agreement with a joint venture partner.  The Yaretani Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

The Yaretani property consists of approximately 2,280 hectares held 100% by our subsidiary, Emibol S.A.  We paid a total of US$79,600.00 in option and purchase payments under the Montano Option (dated October 20, 1994) to acquire the Yaretani Mining Group concessions, covering a 425 hectare portion of the property.  Three additional concessions comprising approximately 295 hectares (San Alberto, Sucesivas San Alberto and Segundas Sucesivas San Alberto) were purchased for the sum of US$50,000.00 from A. Sivila et al by registered deed signed October 27, 1995 and registered December 7, 1995.   The balance of the property (1,600 hectares) was acquired pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. for the purchase of the Rosario concessions for the sum of US$1,600.  The Yaretani property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of approximately US$2.00 per hectare must be paid annually to maintain the mining concessions.

NEWS RELEASES

News Release No. 1-04 dated March 25, 2004

EXPLORATION UPDATE - EL ZORRO PROSPECT, CHILE - SAMEX's on-going exploration within the El Zorro district in Chile has identified five highly prospective mineralized target areas to-date.  Target areas II through V encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend that arcs around a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Target area I).  Additional target areas may yet be identified as exploration continues.  To better reflect the prospect area's multiple target nature, the name of the project is being changed to plural form, Los Zorros ("The Foxes").  The Company has increased its land holdings to more than 42 square-kilometers by staking adjacent concessions and is well-funded to conduct the exploration outlined below.

Target identification/delineation at Los Zorros has been facilitated by the completion of an airborne orthographic photo survey over the entire property, ground topographic surveys, continuing detailed geological mapping, rock chip sampling/assaying (+600 samples to-date), surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  Whole-rock geochemical analyses and thin section examination of the various rock types is being undertaken to help interpret the mineralization.  Bulldozer trenching will facilitate further sampling and mapping to assist with drill-target definition.  Geophysical surveys are also being considered to help further define the extent of the targets beneath covered areas.  The characteristics of specific drill targets will be described in detail in future news releases prior to the commencement of drilling.  The focus of the upcoming first-phase exploration drilling program will be to gain important geological information regarding the tenor, style and controls of mineralization and to test these various target areas for economic gold-silver-copper mineralization.  The first-phase drill program is expected to consist of at least 5,000 meters of core drilling in +20 holes of varying depth.  The areas producing the most promising results will then be followed-up with further evaluations.

Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion underlying parts of the area. The targets are geologically diverse and include: porphyry-hosted copper-gold (Target I), gold-copper-silver-bearing barite vein swarms (Targets III and V), gold-silver-copper-mineralized breccia bodies (Target IV), and epithermal mantos-hosted gold (Target II).  Emplacement of altered/copper-gold-mineralized quartz-eye porphyry centered on the property, may have been controlled by dilational opening (extension) produced by the stress-strain regime of the regional Atacama Fault system.  The vein swarm mineralization appears to comprise an extensive sigmoidal-loop (S-shaped) fracture system produced by wrench movements between large-scale regional faulting.  The gold-mineralized breccia and mantos likely represent later stages of the above mineralizing events.

Below are initial summaries of each of the five target areas identified thus far:

Target I - Target I occurs in a younger, altered quartz-eye porphyritic intrusion which consistently hosts variable amounts of oxide-copper mineralization (typically 0.05% to >0.2% copper) and locally associated anomalous gold (0.2 to 0.8 g/mt) and elevated molybdenum (4 to 82 ppm).  The area of mineralized porphyry exposures is +800 by +700 meters and is mostly in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Seventy-eight surface rock chip samples from this area average approximately 0.23% copper and 0.16 g/t gold.  Higher grade zones contain from 1% to 3.5% copper over widths of several meters and are controlled by north- and northwest-trending structures.  Sampling of a 51-meter-long exposure of supergene-leached, strongly altered, quartz porphyry along an old bulldozer cut averaged 0.58g/mt gold, 507 ppm (0.05%) copper, and 17 ppm molybdenum (17 samples).  The samples were taken as three-meter long, continuous horizontal channel cuts.  The geochemical analyses also demonstrate a consistently even distribution of the anomalous gold and copper values and elevated levels of molybdenum from sample to sample across the entire exposure length.  Additional bulldozer trenching and sampling is planned.  The area of the altered quartz-eye porphyry will likely be expanded by exploration beneath volcaniclastic rocks, diorite sills and shallow pampa cover.  The intrusion offers the possibility of containing a large, bulk-tonnage copper-gold deposit where alteration and copper mineralization are more intensely developed.  The target's characteristics and size might prove typical of a Chilean porphyry copper deposit.  The quartz-eye porphyry intrusion may be the mineralizing source to the adjacent six-kilometer trend of mineralized mantos, vein swarms, and breccia targets described below.  Geophysical methods to investigate the previously unknown mineralized intrusion, especially in covered areas, are being evaluated.

Target II - Target II is comprised of several prospective areas: first, an area where gold was previously mined on a small scale via open cut methods and which is marked by strong clay alteration and silicification with abundant iron-oxide minerals over an area about 500 meters long by 200 meters wide.  The gold mineralization occurs in mantos-like layers (intervals of altered tuff units) in a package of andesite flows and diorite sills which are gently dipping and positioned at shallow depths.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).  Limited previous exploration work by other parties indicates that multiple gold-mineralized intervals are distributed over a package thickness of approximately +80-meters with several of the individual intervals having thicknesses of +20 meters and respective average grades ranging between 0.3 to 1.250 g/t gold.  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.

Just to the east and northeast, a second area, 1500 meters long by +300-meters across, has exposed alteration in porphyritic rocks (subvolcanic intrusion and tuffs, diorite sill) similar in appearance to the alteration associated with the gold mineralization of the small mine workings.  Reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite over the large area show common elevated (0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contain weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.  Also in this second area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to 2560 ppm), mercury (260 to 950 ppb), and antimony (112 to 304 ppm).  This mantos-style mineralization can be traced almost continuously for 1000-meters strike length and historically was locally mined and prospected in many places for copper, silver and gold and barite.

A third prospective area 400 meters long by 300 meters wide may occur in down-dropped fault blocks to the south of the small mine workings where favourable stratigraphic intervals are concealed beneath capping siliclastic and volcaniclastic sedimentary rocks.

SAMEX is currently conducting geologic mapping and sampling of these three areas in Target II as part of an evaluation to determine: (a) if the exposed, extensive clay-alteration and silicification to the east and northeast of the mine is possibly signalling the presence, at depth, of significant gold-mineralization hosted in altered igneous and volcanic rocks; and (b) if mantos intervals similar to that exposed at the small mine workings are at shallow depth beneath cap rock.  The mineralized mantos layer, outlying strong alteration and widespread anomalous silver, elevated gold, high sodium content of altered rocks of the areas comprising Target II may represent the overlying halo to deeper seated copper-gold deposits of the Punta del Cobre and Candelaria types; or gold deposit of the Andacollo type.  Initial core drilling will re-test the small mine workings to better determine the number of mineralized intervals, grades, associated widths, and character of gold mineralization.  The mantos style of gold mineralization of Target II certainly bears some similarities to that at the Andocollo gold mine near La Serena, Chile where estimated remaining reserves are reported at 85 million metric tonnes with an average grade of 1.0 to 1.2 grams/tonne gold (+/-3 million contained ounces).

Target III - Target III is a large area hosting a complex swarm of numerous barite veins which have been historically mined in many places on a small scale for gold and barite.  The vein swarm occurs over an area of approximately 1500 meters long by +600 meters across.  Principal veins are one to over two meters wide.  The gold occurs with limonite and oxide-copper minerals which locally occur in abundance with the coarse-bladed barite.  Recent sinking of a shaft down along one of the veins by local miners found that, at depth, the veins are comprised of chalcocite and pyrite with minor amounts of covellite in barite and quartz gangue.  Chip samples across the vein in this shaft contain 7 g/mt gold, 4% copper, and 120 g/mt silver over a width of 1.5 meters.  Wall rock to the veins in the shaft is pervasively pyrite-sericite-altered diorite with minor veinlets of quartz-pyrite with minor chalcocite and relic chalcopyrite.  SAMEX is currently mapping and sampling the entire vein swarm as part of an evaluation to determining if the vein swarm at depth might comprise a very large, bulk-tonnage target of low-grade gold-copper mineralization hosted by major and minor gold-bearing, copper-sulfide veins and stockwork-veinleted, altered intrusive wallrock.

Target IV - Target IV is a gold-bearing, iron-oxide cemented breccia body cross-cutting the contact between limestone and diorite rocks.  A small open-pit gold mine within the breccia body (formerly identified as the San Pedro prospect) was worked in the early 1990's.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  The breccia is comprised of clasts that are up to several meters in diameter.  The controls of the breccia are in part structural and perhaps locally stratigraphic.  Breccia and related alteration features of silicification and barite deposition have been traced for 1,200 meters with thicknesses from several meters (distal) to over 40-meters at deepest depths observed.  Overlying alteration features, in places, are locally well-over 150 meters across.  SAMEX is seeking to acquire an additional concession adjacent to this area.

Gold mineralization in the open-pit occurs in breccia which has been strongly affected by supergene leaching.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples.  The geochemical character of the breccia suggests that primary mineralization (breccia intra-clast cement) may have been comprised of gold-bearing, iron-copper+/-zinc sulfides with an epithermal character (overprint (?)) of additional gold with associated anomalous arsenic and antimony.  The common presence of elevated to anomalous molybdenum values (up to 180 ppm) suggests that the source of the breccia-hosted mineralization may be a porphyry-copper intrusion.  SAMEX drilling will be designed to test for possible extensions of the mineralized breccia body where mining has been historically focused, and, to determine whether the exposed parts of the breccia are actually the margin of a concealed, large central breccia pipe that could comprise a sizeable ore-body.

Target V - Target V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historical barite mining activity to shallow depths (+/- 15 meters), focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

The Los Zorros project contains many large-sized gold and copper-gold targets on a single property holding and thus represents a very important, strategic opportunity for the Company.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million tonnes grading 1.5% copper, 0.2 to 0.6 g/t gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes grading 0.82% copper, 0.22 g/t gold, 3.1 g/t silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, the exploration effort to design the first-phase drill program is still in progress and the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff of six working out of the Company's field office in Copiapo, Chile.  SAMEX is amply funded to conduct the planned exploration on the Los Zorros prospects and continue generative work toward identifying other properties for acquisition.

News Release No. 2-04 dated June 11, 2004

EXPLORATION UPDATE - TARGET I - LOS ZORROS PROPERTY, CHILE - Over the past several months, SAMEX has advanced multiple targets in the Los Zorros district, with exploration including extensive geologic mapping, over 5,000 meters of bulldozer trenching in 36 trenches, and more than 780 additional samples/assays (3-meter rock-chip samples) increasing the total to over 1,400 samples to-date.  Seven target/project areas have been identified to-date within the Company's Los Zorros land holdings which cover more than 42 square kilometers.  Due to the number of targets within the Los Zorros property, the extensive size, and character of the alteration and mineralization of each individual area, the targets are being explored as individual projects.  The targets/projects are being advanced in preparation for the first stage of exploration core drilling which is tentatively scheduled to commence in mid-July.  Future news releases/exploration updates on the Los Zorros property will be spaced to deal with only one or two targets/projects at a time for the sake of brevity and clarity.

Target I - This news release is an update on the Target I area where trenching has exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

Trench	Length In Meters	Average Cu %	Average Au ppm	Average Mo ppm
P-1	106.0	0.105	0.039	20
P-2	219.0	0.252	0.103	13
P-3	213.4	0.186	0.212	33
P-5	67.0	0.266	0.189	20
P-6	110.8	0.145	0.256	12
P-9b	104.3	0.066	0.069	18
P-9c	89.0	0.077	0.018	51
P-16	129.4	0.277	0.149	12
P-18	207.3	0.102	0.081	<2
C-1	199.0	0.069	0.100	<6
LR1-17	51.0	0.051	0.580	17
Weighted average of trench samples in target area		0.151	0.143	17

The geologic setting of this target has been disclosed by trenching to be porphyritic diorite and quartz diorite which has been strongly hypogene altered (clay-silica and sericite-pyrite) and cut by later igneous dikes.  Strong supergene effects in the Target I area have produced secondary clays plus iron-oxide and oxide-copper minerals.  The oxide-copper mineralization occurs in all rock types mostly as copper wad and chysocolla along abundant fractures, structurally controlled wide zones of multiple orientation, and as strong disseminations in altered diorite.  The original copper mineralization appears likely to have been comprised of gold-bearing, copper sulfide (chalcopyrite) associated with the hypogene alteration within the porphyritic dioritic rocks.  The copper-gold-molybdenum geochemical signature suggests a porphyry copper source with possible affinity to the Andacollo type.  Based on the large areal dimensions of the copper-gold-moly anomaly, the target is permissive for a very sizeable deposit postulated to be in the size and grade range of  +250 million metric tons with +0.65% copper and 0.25 grams/mt gold.  The proposed core drilling will start to test beneath the copper-gold-moly anomaly for a deposit of this size, grade and style of mineralization at shallow depth.  The drilling will also examine whether a copper-enriched, upper zone (chalcocite blanket) of significant thickness, extent, and grade was developed capping the target mineralization and, if the target represents the outer shell to the side or above a major porphyry copper intrusion.

News Release No. 3-04 dated June 11, 2004

EXPLORATION UPDATE - TARGET III - LOS ZORROS PROPERTY, CHILE - Seven target/project areas have been identified to-date within the Company's Los Zorros land holdings which cover more than 42 square kilometers.  Due to the extensive size, and character of the alteration and mineralization of each individual area, the targets are being explored as individual projects. This news release is an update on the Target III area.

Target III - The Target III area has been geologically mapped and veins have been sampled in most exposures.  Five bulldozer trenches totaling 420 meters were also completed and sampled as three meter-long channel cuts.  Detailed geologic mapping and geochemical analytical results together outline a target area 1200 by 800 meters of principal gold-bearing barite veins which comprise a complex swarm cutting across limestone, sedimentary and volcanic rocks and underlying diorite sill.  The area is being explored for several types of bulk-tonnage, gold-silver and gold-silver-copper sulfide deposits including Candelaria-type gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization.

Veins of the swarm within sedimentary/volcanic rocks are composed of coarse-bladed barite, minor quartz, with interstitial oxide-iron and -copper minerals and range in width from tenths-of-meters to several meters.  In many places, the veins were prospected and locally mined for free gold to the shallow depths where the water table was encountered.  Sampling has shown that all of the oxidized barite veins carry anomalous to moderately high amounts of gold; many, in addition, also contain significant amounts of copper and silver as shown in the following table of weighted average grades for 181 samples across the veins:

	Width (Meters)	Gold (grams/tonne)	Silver (grams/tonne)	Copper (ppm)
Maximum Value	3.1	17.8	32.1	58,600
Minimum Value	0.1	0.01	0.01	3
Average	0.82
Weighted Average Grade		1.35	3.5	3,721

In places where the vein zones are exposed at the surface in diorite sill (beneath the overlying sedimentary/volcanic rocks), much-broader widths of hematite-silica-clay alteration is formed.  Trenching has shown that these oxidized zones in sill attain appreciable widths and carry anomalous gold (see table below), with many samples containing weakly anomalous silver, copper, and mercury.

Trench	Number of Samples Over Length in Meters	Average Au ppm
TN1	14 samples over 42 meters	0.267
TN2 including	34 samples over 102 meters 5 samples over 15 meters	0.389 1.204
TN3	26 samples over 78 meters	0.472
TN4	13 samples over 63 meters	0.202
TN5	22 samples over 66 meters	0.245

 Below strong oxidation effects toward the bottom of a 20-meter deep shaft sunk at the south end of the swarm, the vein is comprised of covellite-chalcocite-pyrite with discernable sparse relict chalcopyrite (1.5 meters wide grading 4% Cu, 120 g/mt Ag, and 7 g/mt Au).  The wallrock to this vein is pervasively pyrite-sericite-clay altered and cut by minor quartz-barite veins and veinlets.  The extent, abundance and complexity of principal veins comprising the swarm, plus their well-mineralized nature, may indicate proximity to a large-sized source system preserved at depth. Hence, the vein swarm is interpreted to represent leakage of mineralizing solutions upward through the thick diorite sill and sedimentary/volcanic rocks from a deep-seated porphyry copper intrusion (?).

The geologic setting of the vein swarm leads to consideration of several, bulk-tonnage, target deposit types.  Gold-silver-bearing, copper sulfide mineralization could have been deposited in considerable amounts as vein/stockwork in altered parts of the diorite sill.  Thick intervals of stacked lenses of mantos replacement and associated fracture-controlled/breccia-hosted, gold-copper-sulfide mineralization could be formed within the sedimentary/volcanic section below and possibly above the diorite sill.  This latter Candelaria-type target could comprise deposits perhaps cumulatively containing +250 million metric tons grading 0.75% to 1.0% copper, 0.250 g/mt gold, and 2-3 g/mt silver.  Of interest, an indication of the presence of manto-style mineralization above the sill has been observed in mine dump samples of black limestone which contain chalcopyrite stringer veinlets and disseminated bornite (1.61% Cu, 32.1 g/mt Ag, and 0.012 g/mt Au).  The target size of the concentrated areas of copper sulfide veins and veinlets in altered diorite could amount to +150 million metric tons perhaps with an average grade of +0.75 to 1% Cu, +0.5 g/mt gold, and +6 g/mt silver.  Drilling will be designed to penetrate down across areas of most-complicated and abundant veining to test for a bulk-tonnage-type gold-copper-silver sulfide deposit within strongly altered and potentially well-mineralized diorite sill and then continue below the sill into the sedimentary section to search for a Candelaria-type deposit.

News Release No. 4-04 dated July 7, 2004

EXPLORATION UPDATE - TARGET VI - LOS ZORROS PROPERTY, CHILE - Seven target/project areas have been identified to-date within the Company's Los Zorros land holdings which cover more than 42 square kilometers.  Due to the extensive size and character of the alteration and mineralization of each individual area, the targets are being explored as individual projects. This news release is an update on the Target VI area and an additional new area of exploration interest.

Target VI - Initial geologic mapping has defined an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in Target VI is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  Future exploration work will advance Target VI to planning initial core drilling and may include: systematic trenching across the core area, considerable rock chip and channel sampling, and IP surveys.

The Target VI area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  A portion of this area was previously included as a part of Target II, but as a result of continuing exploration, this epithermal gold-silver (-copper) mineralized system has been separately outlined and now comprises Target VI (for previously reported reconnaissance geochemical results from a portion of this area, see news release No.1-04, "Target II ...a second area...").  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  Much of the most-intense core of the alteration, where the diorite sill is pervasively affected, is partially concealed to the west beneath pampa cover, but appears to be at least 500 meters by 500 meters in size.

Numerous prominent zones of alteration, from several meters to over 20 meters wide, extend great distances north and south from the core along predominately north-south structures.  Closer to the core, these zones reach widths of 50 to +100-meters across.  The zones are displaced locally with minor fault offsets, and gradually become narrow, separated by increasing widths of little-altered diorite progressively away from the core.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

An intensive program of detailed sampling and trenching has not yet been started.  However, spot, outcrop chip sampling has been extended northward, and a channel cut was taken along a 300-meter-long reconnaissance trench, located 400 meters north of the core area.  This east-west oriented bulldozer trench exposed numerous altered zones with widths from a meter to over 50 meters which are separated by intervals of weakly altered to unaltered diorite.  Continuous sampling along the trench wall was carried out at 5-meter-long intervals across all rock types.  The geochemical analytical results from this trench and other samples within the target area continue to show the common presence of elevated to anomalous gold and silver, high amounts of sodium, and many samples also contain low-level anomalous copper and mercury as follows:

59 Samples (5-Meter Chip Channel Samples) Over 295 Meters
	Range	Average Value
Gold	0.020 to 0.464 ppm	0.074 ppm (= 0.074 grams/mt*) gold
Silver	0.5 to 3.3 ppm	1.2 ppm (= 1.2 grams/mt*) silver
Copper	5 to 243 ppm	67 ppm copper
Mercury	<0.01 to 0.440 ppm	<0.053 ppm mercury
Sodium	3.86 to 5.67%	4.71% sodium
Including 10 samples over 50 meters
	Range	Average Value
Gold	0.114 to 0.464 ppm	0.184 ppm (= 0.184 grams/mt*) gold
Silver	0.5 to 1.9 ppm	1.2 ppm (= 1.2 grams/mt*) silver
Copper	26 to 243 ppm	Average 131 ppm copper
Mercury	<0.01 to 0.07 ppm	Average <0.02 ppm mercury
Sodium	4.75 to 5.56%	Average 5.21 % sodium

21 Samples Over Intervals From 1 to 5 Meters (Samples ML171-189)
	Range	Average Value
Gold	0.010 to 0.141 ppm	0.038 ppm (= 0.038 grams/mt*) gold
Silver	<0.5 to 3.4 ppm	1.7 ppm (= 1.7 grams/mt*) silver
Copper	9 to 146 ppm	Average 45 ppm copper
Mercury	0.02 to 0.15 ppm	Average 0.048 ppm mercury
Sodium	2.69 to 4.71%	Average 4.63 % sodium

* Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne

New Area of Exploration Interest - An additional new area of exploration interest on the Los Zorros property is located 2.0 kilometers further north of Target VI along the same range front and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in the Target VI area.  Future work will be focused on further evaluating the outlying pampa to the west of the mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization similar in size and characteristics to Target VI.

The Los Zorros project contains numerous large-sized copper-gold and gold-silver-copper targets on a single property holding and thus represents a very important, strategic opportunity for the Company.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/t gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/t gold, 3.1 g/t silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, the exploration effort to design the first-phase drill program is still in progress and the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff of eight working out of the Company's field office in Copiapo, Chile.  SAMEX is amply funded to conduct the planned exploration on the Los Zorros targets and continue generative work toward identifying other properties for acquisition.

News Release No. 5-04 dated July 28, 2004

EXPLORATION DRILLING HAS COMMENCED AT THE LOS ZORROS PROPERTY, CHILE - SAMEX has commenced a 5,000-meter core drilling program on its Los Zorros property in Chile.  The drilling contract is being carried out by Norex Drilling Limitada, a Chilean subsidiary of a Canadian company, Norex Drilling International.  Two rigs are being used to drill +/-15 core holes to depths varying from 250 to 350 meters.  Several holes may be continued to depths of up to 500 meters.

This first-phase reconnaissance drilling will begin to test the nature of parts of large copper-gold mineralized targets exposed by extensive trenching in Target areas I and III, and outcropping gold mineralization in Target area II.  These early exploration holes will assist in the understanding of geologic controls relating to the observed mineralization and further refine geologic concepts of the target areas.  The drilling results will also be instrumental in the planning of subsequent holes.  Drilling is expected to take up to three months to complete while exploration field work will continue on the less advanced Target areas IV, VI and VII to ready them for later drilling.

SAMEX is exploring the Los Zorros property in search of very large size gold-silver-copper ore bodies amenable to bulk-tonnage mining.  A cluster of seven target/project areas have been identified to-date within the Company's land holdings which cover more than 42 square kilometers.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff of eight working out of the Company's field office in Copiapo, Chile.  The Company is amply funded to conduct the planned exploration on the Los Zorros targets and continue generative work toward identifying other properties for acquisition.

News Release No. 6-04 dated August 6, 2004

PRIVATE PLACEMENT - SAMEX has arranged a private placement with European institutional investors and other European and Canadian investors for 800,000 units comprised of one common share and one-half of a share purchase warrant at a price of $1.10 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $1.10 per share if exercised at any time during the five year term of the warrant.  The share/warrant units will be subject to a four-month hold period.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.  A portion of these funds will be budgeted for the Eskapa precious metal prospect in Bolivia, to refurbish and expand the exploration camp, repair and enhance access roads, and prepare drill pads for the next phase of drill testing at a later date.  The private placement is subject to regulatory acceptance.

STOCK OPTIONS GRANTED - Pursuant to the Company's Stock Option Plan, SAMEX has granted new incentive stock options to directors, officers, employees and consultants of the Company to purchase an aggregate of 1,070,000 shares at a price of $1.10 per share for a five year term expiring August 6, 2009.   Of that total, options on 715,000 shares were granted to directors/officers of the Company.

News Release No. 7-04 dated August 31, 2004

PRIVATE PLACEMENT COMPLETED - SAMEX has completed a private placement of 800,000 units at a price of $1.10 per unit (originally announced in News Release No. 6-04 dated August 6, 2004).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $1.10 per share if exercised at any time during the five year term of the warrant which expires August 25, 2009.  Acceptance of the private placement was granted by the TSX Venture Exchange and the units (800,000 shares and 400,000 warrants) were issued August 25, 2004 and are subject to a hold period until December 26, 2004.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.

News Release No. 8-04 dated November 18, 2004

EXPLORATION DRILLING UPDATE - TARGET I - LOS ZORROS PROPERTY, CHILE - SAMEX has discovered a porphyry copper/gold mineralized intrusive system, through first phase reconnaissance exploration core drilling, within the mostly gravel covered pampa terrain of Target I at the Los Zorros property, Chile.  Thus far, six core drill holes have tested only a portion of the porphyry intrusions, encountering long intervals of low-grade copper/gold mineralization (see Table I) in each hole.  Drilling was principally along a 500-meter long fence of four inclined holes (P1, P2, P3, P4) which were spaced on an east-west line, systematically testing across the central part of the large copper/gold anomaly defined earlier by trenching.  Two additional inclined holes (P5 and P6) were drilled 200-meters southwest, and 400-meters south of the fence, respectively.

The holes were drilled to depths from 221 to 330 meters at an angle of minus 50 degrees and five holes bottomed in porphyry copper/gold mineralization.  Together, the drill holes reveal that the copper/gold mineralization is hosted in what may be a complex of variably altered quartz diorite porphyry intrusions.  A supergene weathered oxide-copper zone extends essentially from the surface to depths ranging between 20 to 30 meters and overlies a secondary copper-sulfide (chalcocite) zone which extends to +/-80 meters depth.  Below +/-80 meters depth, a primary (protore) copper sulfide zone is comprised of intervals of veins and veinlets and associated disseminated mineralization, which exhibits a high pyrite to chalcopyrite ratio, and is associated with quartz-sericite-pyrite alteration.  These features suggest that the protore mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized areas of the Target I porphyry copper/gold system.

In detail, the protore mineralization is comprised of numerous, spaced, higher grade intervals (see Table II) which reflect steeply dipping, more-strongly veinleted structures, locally with stockwork-like character.  The gold content and its ratio to copper are comparable to those of important porphyry- and replacement-type copper/gold deposits of the Lower Cretaceous geologic belt in the southern Atacama Region, Chile.  The range of copper weighted average values of the oxide and secondary sulfide zones suggests that these zones were enriched by supergene weathering.  Molybdenum occurs consistently in minor quantities (<1 to 922 ppm) and may add a credit to the overall grade in better mineralized parts of the system.

Conclusive interpretations of the geologic features and geochemical results of Target I are not yet complete and work is in progress to advance a deeper understanding of the mineralizing system.  The porphyry system extends over a large area and will be followed up with second-phase drilling after further analysis of first-phase drill results have more clearly defined the influences, controls and direction of the mineralizing source.  Shareholders are encouraged to remember that these early drill results are as important for their geologic information as they are for their geochemical information.  Continued exploration within Target I will focus on searching for other areas of higher grade oxide and secondary sulfide mineralization which are advantageously positioned at shallow depths and for protore zones of combined high copper/gold grade with significant width.

TABLE I - Drilling Results

Hole #	From	To	Interval (m)	Cu %	Au ppm
P1	5.45	228	222.55	0.163	0.061
including	16.7	37	20.3	0.499	0.051
	14	86	69.3	0.236	0.045
AND incl.	206.5	227	20.5	0.404	0.276

P2	7.5	245.8	238.3	0.144	0.117
including	178	204	26	0.31	0.216

P3	2.1	330	327.9	0.175	0.147
including	2.1	72	69.9	0.29	0.243

P4	6.5	306	299.5	0.163	0.108
including	9.5	86.75	77.25	0.249	0.145
OR incl.	9.5	132	122.5	0.237	0.152

P5	6.3	293.2	286.9	0.035	0.03

P6	7.5	221.5	214	0.083	0.057

TABLE II - Higher Grade Subintervals

Hole #	From	To	Interval (m)	Cu %	Au ppm
P1	16.7	19.5	2.8	1.05	0.031
	29.65	35	5.35	1.04	0.082
	79	86	7	0.498	0.02
	211	225	14	0.5	0.363

P2	184	202	18	0.349	0.243

P3	2.1	40	37.9	0.247	0.339
including	2.1	8	7.9	0.411	0.553
	46	50	4	0.302	0.04
	54.95	70	15.05	0.524	0.181
	120	126	6	0.262	0.169
	134	140	6	0.285	0.18
	172	184	12	0.298	0.139
	248.7	253.8	5.1	0.315	0.192
	270.1	274	3.9	0.234	2.11
	301.5	310	8.5	0.248	0.193

P4	34	44	10	0.343	0.164
	62	78	16	0.405	0.199
	120	130	10	0.350	0.27
	192	198	6	0.326	0.199
	216	224	8	0.331	0.195
	289	293	4	0.273	0.194

First phase reconnaissance exploration drilling continues in Targets II and III, and has been expanded to approximately seven thousand meters (from the originally planned five thousand meters).  Updates will follow when those programs are complete and data compilation is finished.  The exploration team will take a drilling break to fully analyze/evaluate/interpret the acquired data/results and prepare for second-phase drilling.  The Los Zorros property covers a large district, approximately 50 square kms, with a highly prospective geologic setting and a long history of near surface gold/silver/copper mining activity.  The Company's current drill program is exploring in Target areas I, II and III, which are only a portion of the seven target/project areas that have been identified to-date.  The Los Zorros property has strong potential for the discovery of large base and precious metal deposits.

News Release No. 1-05 dated January 21, 2004

EXPLORATION DRILLING UPDATE - EXPLORATION AREA II - LOS ZORROS PROPERTY, CHILE

(SAMEX has changed the nomenclature used to identify specific areas of focus within Los Zorros to better reflect the expanding number, size and diversity of targets being defined as exploration continues.  Previously described "Targets I through VII" will now be referred to as "Exploration Areas I through VII".  Within each "Exploration Area", there may occur unique areas of focus that will be alphabetically labeled "Targets A, B, C etc.".)

Phase one reconnaissance drilling and trenching in Exploration Area II has identified four important prospective targets (A through D) for gold (-silver) and copper-gold mineralization.  The four targets are spatially separate and distinctly different from each other with respect to geologic setting and features of the mineralization.  Two holes, ML-04-01 and ML-04-02 were drilled in the Target A area where gold-mineralized mantos and underlying thick hydrothermal breccia was intersected and could comprise an extensive zone along the contact and outer margin to a sill-like porphyritic diorite intrusion.  Target B is a thick, gold-bearing mantos interval positioned and concealed beneath a diorite sill and represents a "blind" discovery crossed by two holes, ML-04-06 and F-04-02.  Target C is a stockwork-veined porphyritic intrusion with strongly anomalous copper-gold-mercury content which is concealed beneath pampa cover and was discovered by the drilling of hole ML-04-03.  Trenching and sampling exposed Target D where gold mineralization is hosted in silicified and clay-altered quartz-eye porphyritic intrusion.  Drill testing of Target D is expected to be conducted as a part of phase two drilling.

A greater exploration picture is starting to emerge over Los Zorros in that a major, copper-gold-mineralized porphyry intrusion center, previously described in News Release No. 8-04, occurs within Exploration Area I, (previously identified as Target I)), and a second copper-gold-mineralized porphyry intrusion is also located more than 2 kilometers southeast beneath Exploration Area II (comprising Target C).  This second porphyry intrusion is likely the source for the distally positioned breccia- and mantos-hosted gold-silver mineralization of Targets A, B and possibly D.

The Los Zorros property has been expanded to cover more than 50 square kms of a district with highly prospective geology and a long history of near surface gold/silver/copper mining activity.  The Company's current program is exploring in Exploration Areas I, II and III, which are only a portion of the seven exploration areas that have been identified to-date.  The Los Zorros property has strong potential for the discovery of large base and precious metal deposits. Continuing exploration efforts will be geared to defining substantial quantities of ore-grade material.

Following are more details concerning Targets A, B, C and D in Exploration Area II:

Target A - Core drill hole ML-04-01 was aimed inclined (-45o west) to test shallow, mantos-hosted gold mineralization prospected with small mine workings.  The mantos zone was intersected between drilling depths of 27.0 to 31.7 meters and was found to be comprised of a vuggy silica, clay-altered and replaced interval within perhaps what was a volcanic unit (tuffaceous (?)) or volcaniclastic rock.  Abundant, disseminated, fine-grained pyrite is also present.  The gold content ranges from 1.240 g/mt to 4.140g/mt and averages 2.579 g/mt with a silver average credit of 15.9 g/mt over a true width of 4.4 meters.  Of importance, the gold-mineralized mantos occurs within a very wide halo of strongly anomalous gold values (see weighted average geochemical results below).  The hangingwall interval to the mantos (5.40 to 27.0 meters depth) averages 0.275 g/mt gold and the entire footwall interval of mostly silicified/clay-altered hydrothermal breccia (31.7 meters to 102.7 meters) averages 0.167 g/mt gold.  Below the mantos, mercury in minor anomalous amounts is the primary pathfinder metal associated with the anomalous gold; a few scattered anomalous values of silver, arsenic, and copper are also present.   The drilling results show that the gold-mineralized mantos interval is positioned at the contact between hydrothermal breccia below and perhaps layered tuffaceous and/or volcaniclastic rocks above.  The hole was allowed to go to a drilling depth of 230.25 meters and the hydrothermal breccia was found to meld down into the fine-grained chilled upper part of an altered diorite intrusion (sill (?)).  The breccia may be the result of auto-brecciation processes in the outer contact zone of the intrusion which occurred when a great influx of water was encountered causing explosive quenching.  Below the base of the breccia, the intensity of alteration (silicification and pyritization) gradually diminishes downward and only a few spaced intervals of weakly anomalous gold were intersected between 102.70 to 167.35 meters drilling depth.  At the surface, the layered rocks and gold-mineralized mantos appear to have a gentle south-southeastward dip (+/-20o) and the top and possibly the base of the breccia may share this attitude, but more drilling will be needed to confirm this tabular shape of the breccia body.  Significantly this hole divulged a highly prospective, thick interval of altered/silicified hydrothermal breccia which is a highly favorable host rock for gold mineralization.  (NOTE *Analytical results are received in parts per million (ppm).  1ppm = 1 gram/metric tonne (g/mt))

Significant Geochemical Analytical Results For The Upper Part Of Drill Hole ML-04-01

From - To meters	Width meters	Au g/mt	Ag g/mt	Notes
5.40-102.70	97.30	0.302		Average gold content from near surface to vertical depth of 78.70 meters.
And Incl. 5.40-27.00	21.6	0.275		Oxidized, strongly altered, layered sequence of volcanic and/or volcaniclastic rocks; quenched intrusive sill another possibility. No anomalous mercury or other pathfinder elements.
And Incl. 27.00-31.70	4.70	2.579	15.9	Vuggy silica/disseminated pyrite; Weakly anomalous Hg, As, and Cu present.
And Incl. 31.70-57.45	25.75	0.203		Hydrothermal breccia, silicified/clay-altered with abundant disseminated pyrite.
Or Incl. 5.40-57.45	52.05	0.448		Average grade essentially from surface to vertical depth of approximately 44.0 meters at drill hole location.

A second drill hole, ML-04-02, in Target A was sited 100 meters to the north of the first hole and across an east-west-trending fault structure.  This drill hole was aimed steeply west at an inclination of -70o and intersected silicified and brecciated intrusive rock with anomalous gold content from 16.90 to 52.00 meters (see weighted average geochemical results below).  This interval seems more similar in character to the base of the hydrothermal breccia and upper altered part of the porphyritic diorite intrusion intersected in hole ML-04-01 suggesting that, within this narrow structural block, the bulk of the breccia and capping gold-mineralized mantos may have been uplifted and eroded off at the second drill hole location.   At depth within the intrusion, hole ML-04-02 did encounter narrow intervals of gold- and copper-gold mineralized, anhydrite-pyrite-chalcopyrite veins/veinlets and associated haloes of clay-silica-pyrite alteration.

Significant Geochemical Analytical Results For The Upper Part Of Drill Hole ML-04-02

From-To meters	Width meters	Au g/mt	Cu %	Notes
16.90 - 52.00	35.10	0.360

Oxidized to 24.30 meters drilling depth.  Some hydrothermal breccia, mostly clay-altered and silicified brecciated intrusive rock.  Abundant fine-grained pyrite.  Intervals of anomalous amounts of Ag, Hg, and Cu present.

171.60 - 204.90	33.30	0.501
And Incl. 175.60 - 181.40	5.80	0.362		Anhydrite veinleted with silica-clay-pyrite alteration haloes. Anomalous silver, mercury and few arsenic values.
And Incl. 185.60 - 193.90	8.30	0.886		Silica-pyrite-clay-altered brecciated interval. Anomalous silver, mercury and few arsenic values.
And Incl. 195.00 - 199.00	4.00	1.510		Anhydrite veinleted with silica-clay-pyrite alteration haloes. Anomalous silver, copper, mercury and arsenic values.
236.90 - 240.55	3.65	0.127	0.12	Crackle breccia occurrence with anomalous silver.
242.45 - 243.20	0.75	0.210	0.79	Anhydrite veinleted with silica-clay-pyrite alteration haloes; minor anomalous silver.
245.60 - 247.20	1.60	0.041	1.40	Anhydrite veinleted with chalcopyrite and silica-clay-pyrite alteration haloes; no anomalous silver or pathfinder metals.
264.30 - 265.60	1.30	0.242	0.225	Crackle breccia occurrence with anomalous silver, mercury, and few arsenic values.

While drill hole ML-04-02 may limit the northward extent of the gold-mineralized mantos and breccia, the thickness, intensity of alteration, and even distribution of anomalous gold values throughout the rock intersected in ML-04-01 suggest that Target A could be extensive and underlie, at relatively shallow depths, the area immediately to the east and south of this latter drill hole.  In phase-two drilling, a series of spaced short drill holes progressively stepping out from ML-04-01 will be positioned to continue searching for better grade mineralization comprising a bulk-tonnage, gold deposit amenable to low-cost, open-pit mining.

Target B - 600 meters west of Target A, drill hole ML-04-06 was drilled inclined -50o westward to investigate the interesting gold and copper geochemical results intersected in a reverse-circulation hole drilled by a previous party.  The core hole penetrated down through a diorite sill to +/-125 meters drilling depth, then underlying andesite volcanic rocks, and then entered into strongly altered, layered and stratified sedimentary rocks including: fine-grained calcareous silts, marls, volcaniclastic rocks and a meta-evaporite sequence of bedded gypsum and anhydrite.  The sedimentary rocks overlying the evaporite rocks are strongly silicified and replaced possibly with some fine-grained barite, and have a vuggy texture containing drusy crystalline quartz and Fe-carbonate (ankerite (?)) plus variable amounts of pyrite.  The underlying sequence including the lower part of the anhydrite unit is replaced by variable amounts of banded massive pyrite and specular hematite. A second drill hole, F-04-02, was sited 170 meters to the west, aimed eastward inclined at -50o  and made a similar intersection crossing through the prospective stratigraphic interval.  Projecting the contacts of the prospective zones between the two intersections indicates the prospective zone dips gently to the east or southeast. In both holes, the altered packages of sedimentary rock below and above the gypsum-anhydrite unit were found to contain anomalous amounts of silver, copper, mercury, and arsenic.  Upper and lower subintervals of anomalous gold importantly also occur within the altered sedimentary rock packages.  The geologic setting of reactive calcareous sedimentary rocks, character of the alteration (silicification) and geochemical signature (see weighted average geochemical results below) of prominently anomalous amounts of pathfinder metals: mercury and arsenic suggest that the intersected thick mantos interval could be the more-distal, low-grade part to a large epithermal gold-silver deposit.  Drill holes ML-04-07 and F-04-01, also drilled in Target B, have yet to be logged, sampled and assayed.  Drilling a series (fences) of vertical holes spaced at 150 meters apart will be required during a phase-two drill program to determine if there is a gradient of improving gold and silver grades which can be followed into a discovery.

Significant Geochemical Analytical Results For Drill Hole ML-04-06

From - To meters	Width meters	Au g/mt	Ag g/mt	Cu ppm	Hg ppm	As ppm	Notes
140.50 - 147.65	7.15	0.825	0.317	900	0.318	292	Epidote-chlorite-actinolite-specular hematite replaced andesitic volcanic unit.
151.75 - 152.10	0.35	3.820	7.40	245	0.710	1935	Banded pyrite-silica layer.
159.85 - 202.50	42.65	0.142	4.96	132	0.636	369	Entire upper interval - altered sedimentary rock stratigraphic package.
Incl. 159.85 - 165.05	5.20	0.473	4.49	184	0.955	1303	Upper anomalous gold interval - silicified-Fe-carbonate-pyrite altered calcareous sedimentary rocks.
167.05 - 171.35	4.30	0.199	4.95	417	0.336	128	Anomalous gold interval - silicified-Fe-carbonate-pyrite altered calcareous sedimentary rocks.

221.40 - 241.75	20.35	0.252	3.12	108	0.358	282	Entire lower interval - altered sedimentary rock and evaporate stratigraphic package.
Incl. 232.35 - 238.30	5.95	0.860	2.13	53	0.396	321	Lower anomalous gold-interval- altered sedimentary rock and evaporate stratigraphic package.

Significant Geochemical Analytical Results For The Upper Part Of Drill Hole F-04-02
From - To meters	Width meters	Au g/mt	Ag g/mt	Cu ppm	Hg ppm	As ppm	Notes
4.70 - 18.35	13.65	0.140	1.88	5219	0.325	135	Barite vein zone; strongly oxidized.
Incl. 6.00 - 7.00	1.00	0.510	3.00	51800	0.380	173	Copper wad and atacamite mineralized interval.
65.30 - 68.90	3.60	0.740	0.87	3397	0.100	30	Breccia zone.
161.55 - 255.00	93.45	0.179	3.60	120	0.154	206	Entire interval - altered sedimentary rock and evaporate stratigraphic package.
Incl. 161.55 - 170.40	8.85	0.576	3.63	337	0.209	899	Upper anomalous gold interval - silicified-Fe-carbonate-pyrite altered calcareous sedimentary rocks.
225.00 - 242.75	17.75	0.438	2.17	31	0.090	165	Lower anomalous gold interval.

Target C - 300 meters north of Target A, drill hole ML-04-03 was drilled in covered pampa as an eastward inclined (-50o) hole to investigate the interesting geochemical results for gold, silver, and copper intersected in an earlier reverse-circulation hole drilled by a previous party.  The hole penetrated a strongly altered porphyritic diorite intrusion to a final depth of 537 meters (approximately 400 meters vertical depth).  In the upper part of the drill hole (i.e. 124.00 to 318.30 meters), the intrusive is cut by numerous (>5 veinlets/meter to >20veinlets/meter) anhydrite veinlets and veins, a few well-mineralized with conspicuous globs of chalcopyrite.  Below 318.30 meters to 445.00 meters, complicated and abundant (to 40 veinlets/meter) quartz-pyrite stockwork veinleting dominates.  This latter style of veinleting returns to moderate abundance from 486.00 meters to the bottom of the hole.  Minor visible chalcopyrite is observed in some of the quartz veinlets.   In the drill hole, the intrusion retains, in many places, a relict propylitic alteration (chlorite-magnetite-pyrite), but is largely converted by a second alteration to clay-silica-pyrite and locally quartz-sericite-pyrite.  This superposed hydrous alteration is related to the emplacement of the anhydrite and quartz -pyrite veining and chalcopyrite mineralization.  Essentially, the entire drill hole contains anomalous copper (>100 ppm to mostly <1000 ppm) (see weighted average geochemical results below) and, anomalous amounts of gold (>0.100 ppm to 0.480 ppm), in addition, are also present over numerous, some long, intervals (see weighted average geochemical results below).  Elevated amounts (10 ppm to 64 ppm) of molybdenum also appear from a depth of 498.45 meters to the bottom of the hole.  One anhydrite-veined zone of more intense chalcopyrite mineralization runs 1.84% Cu over a 2.75 meter width.  The nature of the pervasive alteration and associated heavy pyritization suggests that the hole penetrated across the outer (east (?)) margin of a porphyry copper intrusion and that the centrally positioned potassic-altered, copper-gold-mineralized core lies to the west of the drill hole.  Two holes ML-04-04 and -05 were drilled in covered pampa to the east of ML-04-03 and results show that these were located outside of the  altered and mineralized portion of the intrusion.  Further drilling will be carried out in the phase-two drill program to pursue Target C beneath covered pampa to the west of drill hole ML-04-03.

Significant Geochemical Analytical Results For Copper For Drill Hole ML-04-03

From - To meters	Width meters	Au g/mt	Ag g/mt	Cu ppm	Hg ppm	As ppm	Notes
124.1 - 536.9	412.8	0.120	0.481	513	0.29	27
And Incl. 124.10 - 183.50.	59.40	0.078	0.262	182	0.05	9
And Incl. 189.50 - 228.50	39.00	0.049	0.193	166	0.03	4
And Incl. 235.50 - 244.60	9.10	0.061	0.528	277	0.09	17
And Incl. 247.90 - 317.30	69.40	0.139	1.16	1440	0.78	72
Which Incl. 295.00 - 297.75	2.75	0.185	10.10	18407 (1.84%)	5.67	620	Anhydrite veinleted interval with chalcopyrite; also contains 843 ppm Sb.
And Incl. 319.30 - 396.80	77.50	0.083	0.543	244	0.47	24
And Incl. 412.70 - 536.90	124.20	0.188	0.35	567	0.15	22

Geochemical Analytical Results For Gold For Drill Hole ML-04-03

From - To meters	Width meters	Au g/mt
88.10 - 94.10	6.00	0.375
124.10 - 147.50	23.40	0.127
275.95 - 287.00	11.05	0.435
289.30 - 300.30	11.00	0.152
312.30 - 317.30	5.00	0.194

319.30 - 324.30	5.00	0.145
330.00 - 346.25	16.25	0.157
379.95 - 385.75	5.80	0.124
401.80 - 429.95	28.15	0.347
432.10 - 520.30	88.20	0.168

Target D - 1500 meters west of Target A, a series of four, east-west-oriented trenches were excavated across an area of outcropping ridges of intrusive diorite previously prospected with old pits.  Two trenches (TMW-9 and TMW-10) are positioned on the south side of an east-west quebrada (dry gulch) and lie end to end to comprise one 220-meter long cut.  These trenches expose iron oxide-stained, clay-alteration and silicification with significantly anomalous gold content (see weighted average geochemical results below (0.207g/mt over 36m and 0.326 g/mt over 180 m)) over a combined true length of approximately 200 meters.  The anomalous gold values are cut off toward the east end of trench TMW-10, but remain open ended to the west.  Weakly anomalous copper values (123 ppm to 400 ppm) are associated with the anomalous gold values in some samples.  No anomalous levels of silver or pathfinder metals (mercury, arsenic, or antimony) are present. Two trenches, TMW-11 and TMW-13, on the north side of this quebrada did not encounter these anomalous levels of gold values distributed consistently from sample to sample and the intrusive rock is distinctly less altered.  Trench TMW-11, which is due north of TMW-9 and TMW-10, did encounter low-level detectible gold in all samples and a few values are at anomalous levels (0.114 ppm to 0.377 ppm).  Trench TMW-13, which lies west of trench TMW-11, also exposed numerous intervals with detectible to anomalous gold values.  A fault with perhaps lateral displacement is likely present beneath the quebrada suggesting the gold-mineralized zone intersected by trenches TMW-9 and TMW-10 is offset in right-lateral fashion a short distance to the east.  During the phase-two program, further trenching and geologic investigations will be carried out in this newly discovered area of highly anomalous gold mineralization and will include core drilling beneath trenches TMW-9 and TMW-10.

Geochemical Analytical Results For Gold For Trenches TMW-9 to TMW-11.

Trench	Sample Series	Sample Length meters	Au g/mt	Notes
TMW-9	001-036	36.0	0.207	Entire Trench
TMW-10	001-060	180.0	0.326	Entire Trench
Incl. TMW-10	002-047	138.0	0.405	Subinterval
Incl. TMW-10	037-042	18.0	1.026	Central Subinterval
TMW-11	001-023	69.0	0.063	Entire Trench

The phase-one drilling program has now been completed and includes more than 8600 meters of core drilling in Exploration Areas I, II and III.  Logging, sampling and analysis of drill holes and additional trenches is continuing.  Additional exploration updates will be issued as the data is compiled and evaluated.

"QUALIFIED PERSONS"

The above News Releases concerning our mineral properties have been prepared by Robert Kell, Vice President - Exploration for SAMEX MINING CORP. and Philip Southam, P. Geo.   Mr. Kell and Mr. Southam are "qualified persons" pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  All geochemical analyses were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.

FORWARD LOOKING STATEMENTS

This report includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein

SAMEX MINING CORP.

CORPORATE DIRECTORY

Corporate Office

SAMEX Mining Corp.

301 - 32920 Ventura Ave.

Abbotsford, BC

V2S 6J3

Canada

Tel: (604) 870-9920

Fax: (604) 870-9930

Toll Free: 1-800-828-1488

Directors & Officers

Jeffrey P. Dahl

President & Director

Peter J. Dahl

Chairman & Director

Robert (Rob) E. Kell

Vice President - Exploration

 & Director

Patricio G. Kyllmann

Director

Allen D. Leschert

Legal Counsel & Director

Larry D. McLean

Vice President - Operations

& Director

Brenda L. McLean

Corporate Secretary

Investor Contact

Jeffrey Dahl

Tel: (604) 870-9920

Fax: (604) 870-9930

Toll Free: 1-800-828-1488

Email: 2samex@samex.com

Corporate Web Site

 www.samex.com

Listings

TSX Venture Exchange

Trading Symbol - SXG

NASD OTC Bulletin Board

Trading Symbol - SMXMF

U.S. Registration

Form 20F #0-13391

Subsidiaries

South American Mining

  & Exploration Corp.

SAMEX International Ltd.

Samex S.A.

Minas Bolivex S.A.

Empresa Minera Boliviana S.A.

Minera Samex Chile S.A.

Field Offices

Copiapo - Chile

La Paz - Bolivia

Transfer Agent

Computershare Trust

Company of Canada

#401 - 510 Burrard Street

Vancouver, BC  V6C 3B9

Registered Office

Suite 500

999 West Hastings Street

Vancouver, BC  V6C 2W2

Auditors

Dale Matheson Carr-Hilton

  LaBonte

Vancouver, BC   Canada

Hidalgo Y Asociados Ltda.

Santiago - Chile

Solicitors

Leschert & Company

Vancouver, BC

Vergara & Compania

Santiago - Chile

Franz Vega Noya

La Paz - Bolivia

Bankers

Bank of Montreal

Vancouver, BC

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Jeffrey P. Dahl, President & Chief Executive Officer of SAMEX Mining Corp., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of SAMEX Mining Corp. (the issuer) for the period ending November 30, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operation and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:

April 1, 2005

"Jeffrey P. Dahl"

____________________________

Jeffrey P. Dahl

President & Chief Executive Officer

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Larry D. McLean, Vice President, Operations & Chief Financial Officer of SAMEX Mining Corp., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of SAMEX Mining Corp. (the issuer) for the period ending November 30, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operation and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:

April 1, 2005

"Larry D. McLean"

______________________________

Larry D. McLean

Vice President, Operations

& Chief Financial Officer

                S   A

Proxy

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

The undersigned member ("Registered Shareholder") of the Company hereby appoints, JEFFREY P. DAHL, a Director of the Company, or failing this person, LARRY D. MCLEAN, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholder of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full details of each item, please see enclosed Notice of Meeting and Information Circular)

		For		Against
1.	To receive the Annual Report of the Directors			
2.	To receive the Audited Financial Statements and Auditors' Report			
3.	To appoint Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as auditors of the Company and to authorize the Directors to fix the auditors' remuneration			
4.	To determine the number of Directors at six (6)			
5.	To elect the following persons as Directors of the Company:	For		Withhold
	Peter J. Dahl			
	Jeffrey P. Dahl			
	Robert E. Kell			
	Larry D. McLean			
	Allen D. Leschert			
	Patricio G. Kyllmann			
		For		Against
6.	To approve the Stock Option Plan			
7.	To authorize alteration of the Company's Notice of Articles, as described in the accompanying Information Circular			
8.	To authorize replacement of the Company's current Articles with a new form of Articles, as described in the accompanying Information Circular			
9.	To transact such other business as may properly come before the Meeting			

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

To be presented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524